03045653

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corpbanca

*CURRENT ADDRESS Casa Matriz
Huérfanos 1072
Santiago, Chile

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 34763 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT : 1/14/04

82-34763

CORPBANCA

03 DEC 12 ... 7:21

CORPBANCA Y SUS FILIALES

ESTADOS DE SITUACION CONSOLIDADOS

ACTIVOS	Al 31 de marzo 2003 $ Millones	Al 31 de marzo 2002 $ Millones
DISPONIBLE	147.089,3	123.576,4
COLOCACIONES:		
Préstamos comerciales	839.445,0	665.687,6
Préstamos para comercio exterior	170.361,8	159.007,4
Préstamos de consumo	184.144,4	166.349,4
Colocaciones en letras de crédito	234.708,6	182.528,9
Contratos de leasing	141.107,4	111.967,8
Colocaciones por factoring	27.420,1	37.051,6
Colocaciones contingentes	151.613,4	109.156,3
Otras colocaciones vigentes	42.259,8	38.559,0
Cartera vencida	29.245,0	26.550,1
Total colocaciones	1.820.305,5	1.496.858,1
Menos: Provisión sobre colocaciones	(39.266,2)	(34.891,3)
Total colocaciones netas	1.781.039,3	1.461.966,8
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	24.003,1	12.456,1
Créditos por intermediación de documentos	6.297,3	7.038,6
Total otras operaciones de crédito	30.300,4	19.494,7
INVERSIONES:		
Documentos del Banco Central y Tesorería	28.119,3	43.397,5
Otras inversiones financieras	289.266,6	258.631,9
Documentos intermediados	35.334,5	40.587,1
Activos para leasing	19.661,6	8.847,5
Bienes recibidos en pago o adjudicados	9.821,9	9.680,5
Otras inversiones no financieras	2,1	1,7
Total inversiones	382.206,0	361.146,2
OTROS ACTIVOS	101.292,9	124.967,8
ACTIVO FIJO:		
Activo fijo físico	30.601,9	32.037,7
Inversiones en sociedades	1.409,7	1.311,9
Total activo fijo	32.011,6	33.349,6
Total activos	2.473.939,5	2.124.501,5

PASIVOS Y PATRIMONIO	Al 31 de marzo 2003 $ Millones	Al 31 de marzo 2002 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	124.730,7	121.609,6
Depósitos y captaciones	1.178.849,5	1.102.534,7
Otras obligaciones a la vista o a plazo	122.861,2	67.961,8
Obligaciones por intermediación de documentos	37.924,9	47.428,7
Obligaciones por letras de crédito	201.381,2	200.134,4
Obligaciones contingentes	151.946,2	109.370,0
Total captaciones y otras obligaciones	1.817.693,7	1.649.039,2
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	62.468,3	62.136,4
Total obligaciones por bonos	62.468,3	62.136,4
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	35,0	39,6
Otras obligaciones con el Banco Central	0,5	666,8
Préstamos de instituciones financieras del país	76.558,3	63.212,6
Obligaciones con el exterior	131.423,2	85.574,9
Otras obligaciones	10.299,7	18.733,3
Total préstamos de entidades financieras	218.316,7	168.227,2
OTROS PASIVOS	76.232,0	75.549,4
Total pasivos	2.174.710,7	1.954.952,2
PROVISIONES VOLUNTARIAS	-	1.149,3
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	288.159,8	160.696,7
Otras cuentas patrimoniales	(663,8)	91,9
Utilidad del periodo	11.732,8	7.611,4
Total patrimonio neto	299.228,8	168.400,0
Total pasivos y patrimonio	2.473.939,5	2.124.501,5

ESTADOS DE RESULTADOS CONSOLIDADOS

Por los períodos comprendido entre el 1º de enero y el 31 de marzo de

	2003 $ Millones	2002 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	40.170,9	37.996,4
Utilidad por intermediación de documentos	4.345,3	5.250,8
Ingresos por comisiones	6.482,7	3.901,5
Otros ingresos de operación	904,5	720,6
Total ingresos de operación	51.903,4	47.869,3
Menos:		
Gastos por intereses y reajustes	(15.210,5)	(16.794,0)
Pérdida por intermediación de documentos	(2.041,5)	(218,2)
Gastos por comisiones	(875,0)	(520,3)
Pérdida de cambio neta	(521,2)	(1.202,5)
Otros gastos de operación	(939,5)	(108,9)
Margen bruto	32.315,7	29.025,4
Remuneraciones y gastos del personal	(7.491,1)	(7.324,2)
Gastos de administración y otros	(4.313,2)	(5.549,1)
Depreciaciones y amortizaciones	(1.209,1)	(1.370,4)
Margen neto	19.302,3	14.781,7
Provisiones por activos riesgosos	(6.880,8)	(6.951,0)
Recuperación de colocaciones castigadas	1.328,5	1.672,1
Resultado operacional	13.750,0	9.502,8
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	148,5	8,8
Gastos no operacionales	(998,0)	(2.139,6)
Utilidad por inversiones en sociedades	53,4	43,3
Corrección monetaria	(1.060,6)	364,7
Resultado antes de impuesto	11.893,3	7.780,0
Provisión para impuestos	(160,5)	(168,6)
Resultado después de impuestos	11.732,8	7.611,4
Interés minoritario	-	-
Excedente	11.732,8	7.611,4
Provisiones voluntarias	-	-
Utilidad del periodo	11.732,8	7.611,4

Carlos Opazo Lara
Gerente de Contabilidad

Mario Chamorro Carrizo
Gerente General



CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Chilean pesos – MCh$)

ASSETS	At March 31, 2003	At March 31, 2002
	MCh$	MCh$
CASH AND BANKS	147,089.3	123,576.4
LOANS:		
Commercial	839,445.0	665,687.6
Foreign trade	170,361.8	159,007.4
Consumer	184,144.4	166,349.4
Mortgage	234,708.6	182,528.9
Leases	141,107.4	111,967.8
Factoring	27,420.1	37,051.6
Contingent	151,613.4	109,156.3
Other outstanding loans	42,259.8	38,559.0
Past due	29,245.0	26,550.1
Total loans	1,820,305.5	1,496,858.1
Less: Allowance for loan losses	(39,266.2)	(34,891.3)
Total loans-net	1,781,039.3	1,461,966.8
OTHER LOAN OPERATIONS:		
Loans to financial institutions	24,003.1	12,456.1
Securities trading	6,297.3	7,038.6
Total other loan operations	30,300.4	19,494.7
INVESTMENTS:		
Banco Central de Chile and Treasury securities	28,119.3	43,397.5
Other financial investments	289,266.6	258,631.9
Trading securities	35,334.5	40,587.1
Assets for leasing	19,661.6	8,847.5
Assets received in lieu of payment or in foreclosure	9,821.9	9,680.5
Other non – financial investments	2.1	1.7
Total investments	382,206.0	361,146.2
OTHER ASSETS	101,292.9	124,967.8
FIXED ASSETS:		
Bank premises and equipment	30,601.9	32,037.7
Investments in other companies	1,409.7	1,311.9
Total fixed assets	32,011.6	33,349.6
Total assets	2,473,939.5	2,124,501.5

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At March 31, 2003	2002
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	124,730.7	121,609.6
Time and demand deposits	1,178,849.5	1,102,534.7
Other sight and term liabilities	122,861.2	67,961.8
Trading securities liabilities	37,924.9	47,428.7
Mortgage notes	201,381.2	200,134.4
Contingent liabilities	151,946.2	109,370.0
Total deposits and other liabilities	1,817,693.7	1,649,039.2
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	62,468.3	62,136.4
Total bonds	62,468.3	62,136.4
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	35.0	39.6
Other Banco Central de Chile borrowings	0.5	666.8
Borrowings from domestic financial institutions	76,558.3	63,212.6
Foreign borrowings	131,423.2	85,574.9
Other borrowings	10,299.7	18,733.3
Total borrowings from financial institutions	218,316.7	168,227.2
OTHER LIABILITIES	76,232.0	75,549.4
Total liabilities	2,174,710.7	1,954,952.2
VOLUNTARY RESERVES	-	1,149.3
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	288,159.8	160,696.7
Other reserves	(663.8)	91.9
Net income	11,732.8	7,611.4
Total shareholders' equity – net	299,228.8	168,400.0
Total liabilities and shareholders' equity	2,473,939.5	2,124,501.5

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002
(in millions of Chilean pesos – MCh$)

	2003	2002
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	40,170.9	37,996.4
Gains from trading securities	4,345.3	5,250.8
Commission income	6,482.7	3,901.5
Other operating income	904.5	720.6
Total operating income	51,903.4	47,869.3
Less:		
Interest and indexation expenses	(15,210.5)	(16,794.0)
Losses from trading securities	(2,041.5)	(218.2)
Commission expense	(875.0)	(520.3)
Exchange loss – net	(521.2)	(1,202.5)
Other operating expenses	(939.5)	(108.9)
Gross operating margin	32,315.7	29,025.4
Personnel salaries and expenses	(7,491.1)	(7,324.2)
Administrative and other expenses	(4,313.2)	(5,549.1)
Depreciation and amortization	(1,209.1)	(1,370.4)
Net operating margin	19,302.3	14,781.7
Provisions for assets at risk	(6,880.8)	(6,951.0)
Recovery of loans previously written off	1,328.5	1,672.1
Operating income	13,750.0	9,502.8
OTHER INCOME AND EXPENSES		
Non-operating income	148.5	8.8
Non-operating expenses	(998.0)	(2,139.6)
Income from investments in Companies	53.4	43.3
Monetary correction	(1,060.6)	364.7
Income before income tax	11,893.3	7,780.0
Income tax	(160.5)	(168.6)
Income after income tax	11,732.8	7,611.4
Minority interest	-	-
Income after income tax and minority interest	11,732.8	7,611.4
Voluntary reserves	-	-
Net income	11,732.8	7,611.4

CORPBANCA

CORPBANCA Y SUS FILIALES

ESTADOS DE SITUACIÓN CONSOLIDADOS

ACTIVOS	Al 30 de junio de 2003 $ Millones	2002 $ Millones
DISPONIBLE	207.390,3	145.134,3
COLOCACIONES:		
Préstamos comerciales	861.821,3	684.562,5
Préstamos para comercio exterior	156.947,7	154.815,9
Préstamos de consumo	184.745,9	173.412,9
Colocaciones en letras de crédito	255.763,8	185.770,7
Contratos de leasing	143.620,2	113.982,1
Colocaciones por factoring	25.229,0	39.016,9
Colocaciones contingentes	157.354,7	125.850,6
Otras colocaciones vigentes	37.138,3	39.025,0
Cartera vencida	29.226,2	29.464,3
Total colocaciones	1.851.847,1	1.545.900,9
Menos: Provisión sobre colocaciones	(41.363,3)	(35.992,4)
Total colocaciones netas	1.810.483,8	1.509.908,5
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	-	8.280,1
Créditos por intermediación de documentos	25.982,1	2.116,8
Total otras operaciones de crédito	25.982,1	10.396,9
INVERSIONES:		
Documentos Banco Central y Tesorería	9.873,6	14.673,6
Otras inversiones financieras	227.277,4	201.648,6
Documentos intermediados	73.177,0	26.205,7
Activos para leasing	25.756,6	13.636,4
Bienes recibidos en pago o adjudicados	8.119,1	10.526,4
Otras inversiones no financieras	2,1	1,9
Total inversiones	344.205,8	266.692,6
OTROS ACTIVOS	100.064,0	127.501,4
ACTIVO FIJO:		
Activo fijo físico	30.431,3	31.838,7
Inversiones en sociedades	1.305,4	1.303,2
Total activo fijo	31.736,7	33.141,9
Total activos	2.519.862,7	2.092.775,6

PASIVOS Y PATRIMONIO	Al 30 de junio de 2003 $ Millones	2002 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	117.496,6	119.836,3
Depósitos y captaciones	1.127.994,8	1.077.695,9
Otras obligaciones a la vista o a plazo	149.665,5	99.557,4
Obligaciones por intermediación de documentos	98.389,4	28.362,3
Obligaciones por letras de crédito	229.325,2	201.335,5
Obligaciones contingentes	157.588,0	125.920,6
Total captaciones y otras obligaciones	1.880.459,5	1.652.708,0
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	61.455,0	62.049,6
Total obligaciones por bonos	61.455,0	62.049,6
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	37,2	38,9
Otras obligaciones con el Banco Central	0,5	666,6
Préstamos de instituciones financieras del país	90.651,6	33.397,2
Obligaciones con el exterior	137.704,3	96.836,5
Otras obligaciones	9.996,9	11.554,1
Total préstamos de entidades financieras	238.390,5	142.493,3
OTROS PASIVOS	25.853,5	55.335,6
Total pasivos	2.206.158,5	1.912.586,5
PROVISIONES VOLUNTARIAS	-	1.146,0
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	289.862,7	161.841,6
Otras cuentas patrimoniales	(474,3)	247,1
Utilidad del período	24.315,8	16.954,4
Total patrimonio neto	313.704,2	179.043,1
Total pasivos y patrimonio	2.519.862,7	2.092.775,6

ESTADOS DE RESULTADOS CONSOLIDADOS

Por los períodos comprendidos entre el 1º de enero y el 30 de Junio de

	2003 $ Millones	2002 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	84.297,1	87.776,1
Utilidad por intermediación de documentos	9.915,6	9.336,5
Ingresos por comisiones	12.047,5	10.345,3
Utilidad de cambio neta	2.920,9	-
Otros ingresos de operación	1.090,6	1.189,2
Total ingresos de operación	110.271,7	108.647,1
Menos:		
Gastos por intereses y reajustes	(35.110,4)	(40.118,7)
Pérdida por intermediación de documentos	(3.452,9)	(1.461,7)
Gastos por comisiones	(1.617,3)	(1.049,0)
Pérdida de cambio neta	-	(4.784,3)
Otros gastos de operación	(2.716,8)	(1.496,9)
Margen bruto	67.374,3	59.736,5
Remuneraciones y gastos del personal	(14.960,7)	(14.658,7)
Gastos de administración y otros	(9.067,5)	(9.636,9)
Depreciaciones y amortizaciones	(2.431,9)	(2.882,5)
Margen neto	40.914,2	32.558,4
Provisiones por activos riesgosos	(16.354,0)	(14.380,1)
Recuperación de colocaciones castigadas	2.965,5	3.468,8
Resultado operacional	27.525,7	21.647,1
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	1.387,5	458,3
Gastos no operacionales	(1.962,5)	(4.484,2)
Utilidad por inversiones en sociedades	92,0	53,5
Corrección monetaria	(2.389,9)	(359,2)
Resultado antes de impuestos	24.652,8	17.315,5
Provisión para impuestos	(337,0)	(361,1)
Resultado después de impuestos	24.315,8	16.954,4
Interés minoritario	-	-
Excedente	24.315,8	16.954,4
Provisiones voluntarias	-	-
Utilidad del período	24.315,8	16.954,4



Carlos Opazo Lara
Gerente de Contabilidad

Christian Samsing Stambuck
Gerente General Interino

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

ASSETS	At June 30, 2003	At June 30, 2002
	MCh$	MCh$
CASH AND BANKS	207,390.3	145,134.3
LOANS:		
Commercial	861,821.3	684,562.5
Foreign trade	156,947.7	154,815.9
Consumer	184,745.9	173,412.9
Mortgage	255,763.8	185,770.7
Leases	143,620.2	113,982.1
Factoring	25,229.0	39,016.9
Contingent	157,354.7	125,850.6
Other outstanding loans	37,138.3	39,025.0
Past due	29,226.2	29,464.3
Total loans	1,851,847.1	1,545,900.9
Less: Allowance for loan losses	(41,363.3)	(35,992.4)
Total loans-net	1,810,483.8	1,509,908.5
OTHER LOAN OPERATIONS:		
Loans to financial institutions	-	8,280.1
Securities trading	25,982.1	2,116.8
Total other loan operations	25,982.1	10,396.9
INVESTMENTS:		
Banco Central de Chile and Treasury securities	9,873.6	14,673.6
Other financial investments	227,277.4	201,648.6
Trading securities	73,177.0	26,205.7
Assets for leasing	25,756.6	13,636.4
Assets received in lieu of payment or in foreclosure	8,119.1	10,526.4
Other non – financial investments	2.1	1.9
Total investments	344,205.8	266,692.6
OTHER ASSETS	100,064.0	127,501.4
FIXED ASSETS:		
Bank premises and equipment	30,431.3	31,838.7
Investments in other companies	1,305.4	1,303.2
Total fixed assets	31,736.7	33,141.9
Total assets	2,519,862.7	2,092,775.6

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At June 30, 2003	At June 30, 2002
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	117,496.6	119,836.3
Time and demand deposits	1,127,994.8	1,077,695.9
Other sight and term liabilities	149,665.5	99,557.4
Trading securities liabilities	98,389.4	28,362.3
Mortgage notes	229,325.2	201,335.5
Contingent liabilities	157,588.0	125,920.6
Total deposits and other liabilities	1,880,459.5	1,652,708.0
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	61,455.0	62,049.6
Total bonds	61,455.0	62,049.6
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	37.2	38.9
Other Banco Central de Chile borrowings	0.5	666.6
Borrowings from domestic financial institutions	90,651.6	33,397.2
Foreign borrowings	137,704.3	96,836.5
Other borrowings	9,996.9	11,554.1
Total borrowings from financial institutions	238,390.5	142,493.3
OTHER LIABILITIES	25,853.5	55,335.6
Total liabilities	2,206,158.5	1,912,586.5
VOLUNTARY RESERVES	-	1,146.0
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	289,862.7	161,841.6
Other reserves	(474.3)	247.1
Net income	24,315.8	16,954.4
Total shareholders' equity – net	313,704.2	179,043.1
Total liabilities and shareholders' equity	2,519,862.7	2,092,775.6

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
(in millions of Chilean pesos – MCh$)

	2003	**2002**
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	84,297.1	87,776.1
Gains from trading securities	9,915.6	9,336.5
Commission income	12,047.5	10,345.3
Exchange gain-net	2,920.9	-
Other operating income	1,090.6	1,189.2
Total operating income	110,271.7	108,647.1
Less:		
Interest and indexation expenses	(35,110.4)	(40,118.7)
Losses from trading securities	(3,452.9)	(1,461.7)
Commission expense	(1,617.3)	(1,049.0)
Exchange loss – net	-	(4,784.3)
Other operating expenses	(2,716.8)	(1,496.9)
Gross operating margin	67,374.3	59,736.5
Personnel salaries and expenses	(14,960.7)	(14,658.7)
Administrative and other expenses	(9,067.5)	(9,636.9)
Depreciation and amortization	(2,431.9)	(2,882.5)
Net operating margin	40,914.2	32,558.4
Provisions for assets at risk	(16,354.0)	(14,380.1)
Recovery of loans previously written off	2,965.5	3,468.8
Operating income	27,525.7	21,647.1
OTHER INCOME AND EXPENSES		
Non-operating income	1,387.5	458.3
Non-operating expenses	(1,962.5)	(4,484.2)
Income from investments in Companies	92.0	53.5
Monetary correction	(2,389.9)	(359.2)
Income before income tax	24,652.8	17,315.5
Income tax	(337.0)	(361.1)
Income after income tax	24,315.8	16,954.4
Minority interest	-	-
Income after income tax and minority interest	24,315.8	16,954.4
Voluntary reserves	-	-
Net income	24,315.8	16,954.4

CORPBANCA

Infórmese sobre la garantía estatal de los depósitos en su banco o en www.sbif.cl

CORPBANCA Y SUS FILIALES

ESTADOS DE SITUACIÓN CONSOLIDADOS

ACTIVOS	Al 30 de Septiembre de 2003 $ Millones	Al 30 de Septiembre de 2002 $ Millones
DISPONIBLE	158.228,4	239.799,5
COLOCACIONES:		
Préstamos comerciales	894.489,0	740.121,1
Préstamos para comercio exterior	154.821,7	180.948,8
Préstamos de consumo	201.349,6	178.422,5
Colocaciones en letras de crédito	272.845,8	201.325,2
Contratos de leasing	151.361,1	120.282,2
Colocaciones por factoring	35.847,5	40.734,1
Colocaciones contingentes	195.118,3	130.240,6
Otras colocaciones vigentes	40.175,3	38.091,5
Cartera vencida	27.775,8	30.852,9
Total colocaciones	1.973.784,1	1.661.018,9
Menos: Provisión sobre colocaciones	(42.136,0)	(39.276,0)
Total colocaciones netas	1.931.648,1	1.621.742,9
OTRAS OPERACIONES DE CRÉDITO:		
Préstamos a instituciones financieras	-	3.087,0
Créditos por intermediación de documentos	12.874,9	15.058,3
Total otras operaciones de crédito	12.874,9	18.145,3
INVERSIONES:		
Documentos Banco Central y Tesorería	90.249,4	19.330,4
Otras inversiones financieras	227.025,1	253.687,3
Documentos intermediados	42.709,1	44.563,3
Activos para leasing	23.018,4	11.999,5
Bienes recibidos en pago o adjudicados	7.629,4	10.867,6
Otras inversiones no financieras	2,1	2,1
Total Inversiones	390.633,5	340.450,2
OTROS ACTIVOS	62.756,0	123.204,6
ACTIVO FIJO:		
Activo fijo físico	30.113,2	31.370,0
Inversiones en sociedades	1.342,6	1.350,2
Total activo fijo	31.455,8	32.720,2
Total activos	2.587.596,7	2.376.062,7

PASIVOS Y PATRIMONIO	Al 30 de Septiembre de 2003 $ Millones	Al 30 de Septiembre de 2002 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	113.295,9	122.907,6
Depósitos y captaciones	1.262.668,6	1.158.489,1
Otras obligaciones a la vista o a plazo	114.210,1	215.832,1
Obligaciones por intermediación de documentos	47.551,9	58.440,4
Obligaciones por letras de crédito	266.467,8	218.694,1
Obligaciones contingentes	195.208,6	131.130,3
Total captaciones y otras obligaciones	1.999.402,9	1.905.493,6
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	49.332,2	62.798,9
Total obligaciones por bonos	49.332,2	62.798,9
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	39,3	38,1
Otras obligaciones con el Banco Central	-	490,6
Préstamos de instituciones financieras del país	30.791,2	49.007,4
Obligaciones con el exterior	157.953,3	113.306,8
Otras obligaciones	9.805,3	10.807,1
Total préstamos de entidades financieras	198.589,1	173.650,0
OTROS PASIVOS	13.553,7	44.461,2
Total pasivos	2.260.877,9	2.186.403,7
PROVISIONES VOLUNTARIAS	-	1.139,3
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	290.149,5	162.023,5
Otras cuentas patrimoniales	(40,4)	347,3
Utilidad del período	36.609,7	26.148,9
Total patrimonio neto	326.718,8	188.519,7
Total pasivos y patrimonio	2.587.596,7	2.376.062,7

ESTADOS DE RESULTADOS CONSOLIDADOS

Por los períodos comprendidos entre el 1º de enero y el 30 de Septiembre de

	2003 $ Millones	2002 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	119.695,6	134.272,3
Utilidad por intermediación de documentos	14.079,0	13.129,6
Ingresos por comisiones	18.484,8	16.134,2
Utilidad de cambio neta	6.088,1	-
Otros ingresos de operación	1.477,3	1.388,3
Total Ingresos de operación	159.824,8	164.924,4
Menos:		
Gastos por intereses y reajustes	(47.911,4)	(59.645,3)
Pérdida por intermediación de documentos	(6.828,0)	(1.989,9)
Gastos por comisiones	(2.332,9)	(1.683,9)
Pérdida de cambio neta	-	(7.043,2)
Otros gastos de operación	(3.876,0)	(2.596,9)
Margen bruto	98.876,5	91.965,2
Remuneraciones y gastos del personal	(22.391,2)	(21.919,4)
Gastos de administración y otros	(13.845,5)	(14.364,8)
Depreciaciones y amortizaciones	(3.621,9)	(4.321,1)
Margen neto	59.017,9	51.359,9
Provisiones por activos riesgosos	(22.637,0)	(23.928,6)
Recuperación de colocaciones castigadas	4.677,1	5.350,4
Resultado operacional	41.058,0	32.781,7
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	1.576,0	744,4
Gastos no operacionales	(3.025,0)	(6.085,1)
Utilidad por inversiones en sociedades	143,5	114,9
Corrección monetaria	(2.632,4)	(895,6)
Resultado antes de impuestos	37.120,1	26.660,3
Provisión para impuestos	(510,4)	(511,4)
Resultado después de impuestos	36.609,7	26.148,9
Interés minoritario	-	-
Excedente	36.609,7	26.148,9
Provisiones voluntarias	-	-
Utilidad del período	36.609,7	26.148,9



Carlos Opazo Lara
Gerente de Contabilidad

Christian Samsing Stambuk
Gerente General

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At September 30,	
ASSETS	**2003**	**2002**
	MCh$	MCh$
CASH AND BANKS	158,228.4	239,799.5
LOANS:		
Commercial	894,489.0	740,121.1
Foreign trade	154,821.7	180,948.8
Consumer	201,349.6	178,422.5
Mortgage	272,845.8	201,325.2
Leases	151,361.1	120,282.2
Factoring	35,847.5	40,734.1
Contingent	195,118.3	130,240.6
Other outstanding loans	40,175.3	38,091.5
Past due	27,775.8	30,852.9
Total loans	1,973,784.1	1,661,018.9
Less: Allowance for loan losses	(42,136.0)	(39,276.0)
Total loans-net	1,931,648.1	1,621,742.9
OTHER LOAN OPERATIONS:		
Loans to financial institutions	-	3,087.0
Securities trading	12,874.9	15,058.3
Total other loan operations	12,874.9	18,145.3
INVESTMENTS:		
Banco Central de Chile and Treasury securities	90,249.4	19,330.4
Other financial investments	227,025.1	253,687.3
Trading securities	42,709.1	44,563.3
Assets for leasing	23,018.4	11,999.5
Assets received in lieu of payment or in foreclosure	7,629.4	10,867.6
Other non – financial investments	2.1	2.1
Total investments	390,633.5	340,450.2
OTHER ASSETS	62,756.0	123,204.6
FIXED ASSETS:		
Bank premises and equipment	30,113.2	31,370.0
Investments in other companies	1,342.6	1,350.2
Total fixed assets	31,455.8	32,720.2
Total assets	2,587,596.7	2,376,062.7

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At September 30, 2003	At September 30, 2002
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	113,295.9	122,907.6
Time and demand deposits	1,262,668.6	1,158,489.1
Other sight and term liabilities	114,210.1	215,832.1
Trading securities liabilities	47,551.9	58,440.4
Mortgage notes	266,467.8	218,694.1
Contingent liabilities	195,208.6	131,130.3
Total deposits and other liabilities	1,999,402.9	1,905,493.6
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	49,332.2	62,798.9
Total bonds	49,332.2	62,798.9
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	39.3	38.1
Other Banco Central de Chile borrowings	-	490.6
Borrowings from domestic financial institutions	30,791.2	49,007.4
Foreign borrowings	157,953.3	113,306.8
Other borrowings	9,805.3	10,807.1
Total borrowings from financial institutions	198,589.1	173,650.0
OTHER LIABILITIES	13,553.7	44,461.2
Total liabilities	2,260,877.9	2,186,403.7
VOLUNTARY RESERVES	-	1,139.3
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	290,149.5	162,023.5
Other reserves	(40.4)	347.3
Net income	36,609.7	26,148.9
Total shareholders' equity – net	326,718.8	188,519.7
Total liabilities and shareholders' equity	2,587,596.7	2,376,062.7

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

(in millions of Chilean pesos – MCh$)

	2003	**2002**
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	119,695.6	134,272.3
Gains from trading securities	14,079.0	13,129.6
Commission income	18,484.8	16,134.2
Exchange gain-net	6,088.1	-
Other operating income	1,477.3	1,388.3
Total operating income	159,824.8	164,924.4
Less:		
Interest and indexation expenses	(47,911.4)	(59,645.3)
Losses from trading securities	(6,828.0)	(1,989.9)
Commission expense	(2,332.9)	(1,683.9)
Exchange loss – net	-	(7,043.2)
Other operating expenses	(3,876.0)	(2,596.9)
Gross operating margin	98,876.5	91,965.2
Personnel salaries and expenses	(22,391.2)	(21,919.4)
Administrative and other expenses	(13,845.5)	(14,364.8)
Depreciation and amortization	(3,621.9)	(4,321.1)
Net operating margin	59,017.9	51,359.9
Provisions for assets at risk	(22,637.0)	(23,928.6)
Recovery of loans previously written off	4,677.1	5,350.4
Operating income	41,058.0	32,781.7
OTHER INCOME AND EXPENSES		
Non-operating income	1,576.0	744.4
Non-operating expenses	(3,025.0)	(6,085.1)
Income from investments in Companies	143.5	114.9
Monetary correction	(2,632.4)	(895.6)
Income before income tax	37,120.1	26,660.3
Income tax	(510.4)	(511.4)
Income after income tax	36,609.7	26,148.9
Minority interest	-	-
Income after income tax and minority interest	36,609.7	26,148.9
Voluntary reserves	-	-
Net income	36,609.7	26,148.9

CORPBANCA
HUERFANOS 1072
TELEFONO: 6878000
CASILLA 80 D
SANTIAGO DE CHILE

CORP BANCA

SUPER BANCOS
05 MAR 2003
OF. RECEPCION

Santiago, 5 de Marzo de 2003.

SBIF 175/2003

Señor
Enrique Marshall Rivera
Superintendente de Bancos e Instituciones Financieras
PRESENTE

REF: Hecho Esencial

De nuestra consideración:

Me permito comunicar a Ud. con carácter de hecho esencial, que el Directorio de CORPBANCA, en su sesión celebrada con fecha 4 de Marzo de 2003, aprobó la operación de adquisición de cartera con la sociedad relacionada CORP BANCA Nueva York, que comprende instrumentos de Banco Itaú, New York, Sucursal Banco Itaú de Brasill, Promisory Note-Trade related por un valor de US$ 4,518,198.06 y de Unibanco Nassau, Sucursal Unibanco Brasil, Promissory Note-Capital de Trabajo, por un valor de US$ 1,977,380.70, todos con riesgo Brasil.

Se dejó expresamente acordado que el precio de la operación para todos los efectos y debidamente evaluado, se ha fijado en condiciones de equidad que habitualmente prevalecen en el mercado, para los efectos pertinentes.

La presente comunicación se efectúa en cumplimiento a lo dispuesto en el art. 10 de la Ley Nº 18.045 y 89 de la Ley Nº 18.046 y demás normas legales y normativa aplicable.

Le saluda muy atentamente,

Mario Chamorro Carrizo
Gerente General

Santiago, March 5, 2003

SBIF 175/2003

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions
HAND DELIVERY

RE: Material Event

Dear Superintendent:

Please be advised of the material event that the Board of Directors of CORPBANCA, at a meeting held March 4, 2003, approved the acquisition of the portfolio of CORP BANCA New York, a related company, that includes securities (Trade-Related Promissory Notes) of Banco Itau, New York, a branch of Banco Itau in Brazil, in the amount of US$4,518,189.06; and of Unibanco Nassau, Branch of Unibanco Brazil (Working Capital Promissory Notes), in the amount of US$ 1,977,380.70, all with Brazil risk.

It was expressly agreed that for pertinent purposes, the price of the transaction has been set for all purposes, after due evaluation, under arm's length conditions usually prevailing on the market.

This notice is given in compliance with article 10 of Law No. 18045 and article 89 of Law No. 18046 and other applicable laws and regulations.

Very sincerely yours,

Marco Chamorro Carrizo
General Manager

CORPBANCA
Huérfanos 1072
Fono: 56-2 687 8000
Casilla 80-D
Santiago, Chile
www. corpbanca.cl

Santiago, 9 de Abril de 2003
SBIF/306/2003

Señor
Enrique Marshall Rivera
Superintendente de Bancos e
Instituciones Financieras
PRESENTE

Ref.: Comunica Hecho Esencial

De nuestra consideración:

Por la presente ponemos en su conocimiento, que el Directorio de Corpbanca, en su sesión de fecha 8 de Abril de 2003, aceptó la renuncia presentada por el gerente general don Mario Chamorro Carrizo.

En su cargo, en calidad de gerente general subrogante, asumirá el suscrito don Christian Samsing Stambuk.

Saluda atentamente a Ud.,

Christian Samsing Stambuk
Gerente General (S)

NCOS
09 ABR 2003
OF. R EPCION

Santiago, April 9, 2003
SBIF/306/2003

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions
HAND DELIVERY

RE: Notice of Material Event

Dear Superintendent:

We hereby advise you that the Board of Directors of Corpbanca accepted the resignation submitted by Mr. Mario Chamorro Carrizo, General Manager, at its meeting on April 8, 2003.

Mr. Christian Samsing Stambuk will take office as deputy general manager in his stead.

Very sincerely yours.

Christian Samsing Stambuk
General Manager (D)

CORPBANCA
Huérfanos 1072
Fono: 56-2 687 8000
Casilla 80-D
Santiago, Chile
www. corpbanca.cl

03 DEC 10 7:21

SUPERBANCOS
03 SEP 2003
OF. RECEPCION

Santiago, 3 de Septiembre de 2003.
SBIF/0982/2003

Señor
Enrique Marshall Rivera
Superintendente de Bancos e Instituciones Financieras
PRESENTE

REF: COMUNICA HECHO ESENCIAL

De nuestra consideración:

De conformidad a lo dispuesto en los artículos 10 y 11 de la Ley N° 18.045 sobre Mercado de Valores; a lo dispuesto en el Capítulo 18-10 y 1-11 de la Recopilación de Normas de la Superintendencia de Bancos e Instituciones Financieras, y en lo pertinente, lo dispuesto en la Circular N°988 del 16 de Enero de 1991 y la Circular 1375 de 12 de Febrero de 1998 , ambas de la Superintendencia de Valores y Seguros, se comunica a Ud. como hecho esencial lo siguiente:

1) La sociedad Corp Banking S.A., accionista controladora de CORPBANCA, señala en carta de fecha 1° de Septiembre de 2003 dirigida al Presidente de este Banco, que se encuentra analizando las alternativas destinadas a producir en el transcurso de los próximos meses, la venta prevista de la participación de los inversionistas de mediano plazo, que se encuentran asociados en la estructura societaria que tiene su holding en Holanda, a través de Corp Group Financial International B.V. en calidad de accionistas indirectos minoritarios.

2) En este orden, se señala en la carta sobre el estudio de la posibilidad de efectuar la enajenación del todo o parte de las acciones mediante la colocación de ellas tanto en el mercado bursátil local, como en el mercado internacional, a través de la emisión de AMERICAN DEPOSITARY RECEIPTS (ADR's) representativos de dichas acciones, lo anterior, en una proporción a determinar en el proceso de evaluación correspondiente, y solicita pronunciamientos específicos respecto a los procesos que al efecto es necesario cumplir previo a cualquier decisión.

3) Que el Directorio de CORPBANCA adoptó al respecto los acuerdos que se resumen: (i) Disponer se analice la factibilidad y conveniencia que CORPBANCA pueda registrarse ("listing") en los Estados Unidos de América para que se constituya en sociedad emisora de acciones de transacción bursátil internacional a través de la emisión de AMERICAN DEPOSITARY RECEIPTS (ADR's) y acordar se efectúen las evaluaciones y estudios que para ello sean necesarios. El listing sería principalmente en el SECURITIES AND EXCHANGE COMMISION (SEC), NEW YORK STOCK EXCHANGE (NYSE) y además el NATIONAL ASSOCIATION OF SECURITIES DEALERS (NASD). (ii) Autorizar el acceso al Banco de personal vinculado a potenciales bancos

CORPBANCA
Huérfanos 1072
Fono: 56-2 687 8000
Casilla 80-D
Santiago, Chile
www. corpbanca.cl

depositarios, custodios o de depósito de valores, colocadores o de underwritting, asesores legales todos debidamente calificados, a fin de que efectúen un due diligence, habitual en este tipo de operaciones y puedan acceder a la información necesaria al interior del Banco, pudiendo el personal que deba dar la información debida, ser autorizado al efecto por la administración.(iii) Facultar al Gerente General a efecto que pueda adoptar las medidas y celebrar las actuaciones tendientes a hacer operativos los acuerdos adoptados.

Cabe señalar que los accionistas extranjeros de mediano plazo a que se hace referencia, según consta de los respectivos registros informados en el Banco y én la SBIF, son Blackstone LR Capital Partners L.P, Blackstone LR Offshore Capital Partners L.P., Blackstone Family Investments Partnership (Cayman) L.P. genéricamente Blackstone; Chase Equity Associates L.P. hoy JP Morgan Partners (BHCA), L.P.; HM3 Coinvestors L.P. y HM3/BC Limited Partnership ambas del grupo Hicks, Muse Tate & Furst, los cuales tienen una participación indirecta de un 26,48% de las acciones del Banco.

La presente comunicación como hecho esencial, así declarado por el Directorio de CORPBANCA, se efectúa para todos los fines legales y normativos que sean procedentes.

Le saluda atentamente,

Christian Samsing Stambuk
Gerente General

Santiago, September 3, 2003
SBIF/0982/2003

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions
HAND DELIVERY

RE: NOTICE OF MATERIAL EVENT

Dear Superintendent:

In accordance with articles 10 and 11 of Securities Market Law No. 18045, with Chapters 18-10 and 1-11 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, and, as pertinent, with Circular No. 988 of January 16, 1991 and Circular No. 1375 of February 12, 1998, both of the Superintendency of Securities and Insurance, please be advised of the following material event:

1) Corp Banking S.A., the controlling shareholder of CORPBANCA, stated in a letter dated September 1, 2003 to the President of this Bank that it is analyzing the alternatives to make the predicted sale, in the coming months, of the interest of indirect, medium-term minority investors who are associated in the corporate structure of its holding in Holland through Corp Group Financial International B.V.

2) Along those lines, the letter discusses the study of the possibility of making the sale of all or part of the shares through the placement thereof on a local stock market as well as the international market through the issuance of AMERICAN DEPOSITARY RECEPTS (ADRs) representing such shares. The foregoing would be in a proportion to be determined in the corresponding evaluation process. And it requests specific decisions on the processes that must be followed prior to any decision.

3) The Board of Directors of CORPBANCA adopted the resolutions summarized below in this regard: (i) There must be an analysis of the feasibility and convenience of CORPBANCA listing itself in the United States of America in order to become an issuer of internationally traded shares through the issuance of AMERICAN DEPOSITARY RECEIPTS (ADRs) and the evaluations and studies that are necessary to make that analysis must be conducted. The listing would be principally with the SECURITIES AND EXCHANGE COMMISSION (SEC), the NEW YORK STOCK EXCHANGE (NYSE) and also the NATIONAL ASSOCIATION OF SECURITIES DEALERS (NASD); (ii) Access to the Bank by duly qualified staff related to potential depositary banks, custodians or securities depositaries, intermediaries or underwriters and legal advisers in order for them to perform a due diligence usual in this type of transaction and to have access to the necessary information inside the Bank. The staff that must provide the appropriate

information must be authorized by management for this purpose; (iii) The General Manager was empowered to adopt the measures and take the actions to implement the resolutions.

Please note that the foreign medium-term shareholders indicated above are, according to the respective records of the Bank and the SBIF: Blackstone LR Capital Partners L.P., Blackstone LR Offshore Capital Partners L.P., Blackstone Family Investments Partnership (Cayman) L.P, generically called Blackstone; Chase Equity Associates L.P., now JP Morgan Partners (BHCA), L.P.; HM3 Coinvestors L.P. and HM3/BC Limited Partnership, both in the Hicks, Muse, Tate & Furst group, who have an indirect interest of 26.48% in the Bank's shares.

This notice of material event declared by the Board of Directors of CORPBANCA is given for all pertinent legal and regulatory purposes.

Very sincerely yours,

Christian Samsing Stambuk
General Manager

CORPBANCA
Huérfanos 1072
Fono: 56-2 687 8000
Casilla 80-D
Santiago, Chile
www. corpbanca.cl

SUPERBANCOS
08 OCT 2003
OF. RECEPCION

Santiago, 8 de Octubre de 2003.
SBIF/1125/03

Señor
Enrique Marshall Rivera
Superintendente de Bancos e Instituciones Financieras
PRESENTE

REF: COMUNICA HECHO ESENCIAL

De nuestra consideración:

De conformidad a lo dispuesto en los artículos 9 y 10 de la Ley N° 18.045 sobre Mercado de Valores, a lo dispuesto en el Capítulo 18-10 y 1-11 de la Recopilación de Normas de la Superintendencia de Bancos e Instituciones Financieras, y en lo pertinente lo dispuesto en la Circular N°988 del 16 de Enero de 1991, la Circular 1375 de 12.02.98, ambas de la Superintendencia de Valores y Seguros, se comunica a Ud. como hecho esencial lo siguiente:

1) La sociedad Corp Banking S.A., accionista controladora de CORPBANCA, señala en carta de fecha 6 de Octubre de 2003, complementando su nota de fecha 1° de Septiembre de 2003, que dentro del análisis que esta efectuando de las alternativas destinadas a producir, en el transcurso de los próximos meses, la venta de la participación de los inversionistas de mediano plazo, que se encuentran asociados en la estructura societaria que tiene su holding en Holanda, a través de Corp Group International Financial B.V., en calidad de accionistas indirectos minoritarios, que contempla la enajenación de todo o parte de las acciones mediante la colocación de ellas tanto en el mercado bursátil local, como en el mercado internacional, a través de la emisión de AMERICAN DEPOSITARY RECEIPTS (ADR's) representativos de dichas acciones, lo anterior, en una proporción a determinar en el proceso de evaluación correspondiente, y respecto de lo cual el Directorio adoptó acuerdos, que se dieron a conocer al público, en orden de analizar la factibilidad y conveniencia de ello, se ha considerado la factibilidad de efectuar todo o parte de dicha venta con aplicación de la norma denominada "Rule 144-A" del "*Securities Act*" de los Estados Unidos de América, de 1933. Esta norma consiste en general en la colocación privada de acciones a inversionistas de carácter institucional, en Estados Unidos y Europa, denominados al efecto "*Qualified Institucional Buyers*", para lo cual no es esencial que la sociedad emisora efectúe el proceso de "*listing*" en el SECURITIES AND EXCHANGE COMMISION (SEC), NEW YORK STOCK EXCHANGE (NYSE) y además en el NATIONAL ASSOCIATION OF SECURITIES DEALERS (NASD).

CORPBANCA
Huérfanos 1072
Fono: 56-2 687 8000
Casilla 80-D
Santiago, Chile
www. corpbanca.cl

2) Que el Directorio del Banco, en su sesión de fecha 7 de Octubre de 2003, en este orden acordó complementar el acuerdo adoptado en sesión de fecha 2 de Septiembre, en el sentido que dentro de los estudios de factibilidad y conveniencia de colocación de las acciones mencionadas, se contemple la aplicación de la norma denominada "Rule 144-A" del "*Securities Act*" de los Estados Unidos de América, de 1933, que consiste en general en la venta privada de acciones a inversionistas de carácter institucional, en Estados Unidos y Europa, denominados al efecto "*Qualified Institucional Buyers*", facultando a la administración para que adopte las medidas que sean procedentes al efecto, ratificando además los acuerdos adoptados en relación a este tema en la sesión antes indicada.

Cabe señalar que los accionistas extranjeros de mediano plazo a que se hace referencia, según consta de los respectivos registros informados en el Banco y en la SBIF, son Blackstone LR Capital Partners L.P, Blackstone LR Offshore Capital Partners L.P., Blackstone Family Investments Partnership (Cayman) L.P. genéricamente Blackstone; Chase Equity Associates L.P. hoy JP Morgan Partners (BHCA), L.P.; HM3 Coinvestors L.P. y HM3/BC Limited Partnership ambas del grupo Hicks, Muse Tate & Furst, los cuales tienen una participación indirecta de un 26,48% de las acciones del Banco.

La presente comunicación como hecho esencial, así declarado por el Directorio de CORPBANCA, se efectúa para todos los fines legales y normativos que sean procedentes.

Le saluda atentamente,

Chistian Samsing Stambuk
Gerente General

Santiago, October 8, 2003
SBIF/1125/2003

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions
HAND DELIVERY

RE: NOTICE OF MATERIAL EVENT

Dear Superintendent:

In accordance with articles 9 and 10 of Securities Market Law No. 18045, with Chapters 18-10 and 1-11 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, and, as pertinent, with Circular No. 988 of January 16, 1991 and Circular No. 1375 of February 12, 1998, both of the Superintendency of Securities and Insurance, please be advised of the following material event:

1) Corp Banking S.A., the controlling shareholder in CORPBANCA, said in a letter dated October 6, 2003, in complement to its letter of September 1, 2003, that its analysis of the alternatives to make the sale, in the coming months, of the interest of indirect, medium-term minority investors associated in the corporate structure of its holding in Holland through Corp Group International Financial B.V. (which includes the sale of all or part of the shares through the placement thereof on the local stock market as well as the international market through the issuance of AMERICAN DEPOSITARY RECEIPTS (ADRs) representing such shares, in a proportion to be determined in the corresponding evaluation process and regarding which the Board adopted resolutions that were disclosed to the public in order to analyze the feasibility and convenience thereof) has included the feasibility of making all or part of such sale under Rule 144-A of the U.S. Securities Act of 1933. This rule generally consists of the private placement of shares among institutional investors in the United States and Europe called Qualified Institutional Buyers. Therefore, it is not essential for the issuer to undergo the listing process with the SECURITIES AND EXCHANGE COMMISSION (SEC), the NEW YORK STOCK EXCHANGE (NYSE) or with the NATIONAL ASSOCIATION OF SECURITIES DEALERS (NASD).

2) At its meeting held October 7, 2003, the Board of Directors of the Bank agreed in this regard to complement the resolution adopted at its meeting held September 2nd in order for the studies on the feasibility and convenience of placing such shares to include the possibility of placing them under Rule 144-A of the U.S. Securities Act of 1933, which generally consists of the private sale of shares to institutional investors in the United States and Europe called Qualified Institutional Buyers. Management was authorized to take the measures that are pertinent in this regard and the resolutions adopted in relation to this matter at the aforesaid meeting were also ratified.

Please note that the foreign medium-term shareholders indicated above are, according to the respective records of the Bank and the SBIF: Blackstone LR Capital Partners L.P.; Blackstone LR Offshore Capital Partners L.P., Blackstone Family Investments Partnership (Cayman) L.P, generically called Blackstone; Chase Equity Associates L.P., now JP Morgan Partners (BHCA), L.P.; HM3 Coinvestors L.P. and HM3/BC Limited Partnership, both in the Hicks, Muse, Tate & Furst group, who have an indirect interest of 26.48% in the Bank's shares.

This notice of material event declared by the Board of Directors of CORPBANCA is given for all pertinent legal and regulatory purposes.

Very sincerely yours,

Christian Samsing Stambuk
General Manager

CORPBANCA
HUERFANOS 1072
TELEFONO 6878000
CASILLA 80 D
SANTIAGO DE CHILE

03 DEC 17 7:21

CORP BANCA

Santiago, 8 de Febrero de 2002
SBIF. 068/2002

Señor
Enrique Marshall Rivera
Superintendente de Bancos e
Instituciones Financieras
PRESENTE

8 FEB 2002
OF. ... ON

Señor Superintendente:

Cúmpleme informar a usted que el Directorio de Corpbanca ha acordado citar a Junta Ordinaria de Accionistas de esta Institución para el día 25 de Febrero de 2002, a las 11:00 horas, en las oficinas del Banco, calle Huérfanos N°1072, Piso 10, Santiago, a fin de tratar todas las materias de su competencia y, en especial, las siguientes:

1. Aprobación de la Memoria, Balance General, Estados Financieros, sus Notas e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre el 1° de Enero y el 31 de Diciembre de 2001.
2. La designación de auditores externos para el ejercicio del año 2002.
3. La determinación y aprobación de las remuneraciones del Directorio y su forma de pago.
4.- Información sobre operaciones a que se refiere el Artículo 44 de la Ley N°18.046
5.- Pronunciarse sobre el destino de las utilidades obtenidas en el ejercicio concluido el 31 de Diciembre del 2001 y, en especial, la distribución de dividendos.
6.- Fijar la política de dividendos.

La calificación de los poderes para la Junta se efectuará el mismo día y lugar en que ella se celebrará, entre las 9:00 y las 11:00 horas.

Finalmente, le adjunto a la presente tres ejemplares provisorios de la Memoria y los Estados Financieros que se someterán a la Junta Ordinaria, como asimismo un listado computacional que contiene la individualización de todos los accionistas del Banco, con indicación de sus direcciones, y el número de acciones que poseen.

Sin otro particular, lo saluda atentamente,

Mario Chamorro Carrizo
Gerente General

Santiago, February 8, 2002
SBIF 068/2002

Mr. Enrique Marshall Rivera
Superintendent of Banks and
Financial Institutions
HAND DELIVERY

Dear Superintendent:

Please be advised that the Board of Corpbanca has agreed to convene a Regular Shareholders Meeting for the Bank on February 25, 2002 at 11:00 a.m. in the Bank's offices located at Huérfanos 1072, 10th floor, Santiago, in order the discuss all matters within the competence of such meeting and the following in particular:

1. Approval of the Annual Report, General Balance Sheet, Financial Statements, Notes and Opinion of the External Auditors for the fiscal year from January to December 31, 2001.

2. Appointment of External Auditors for the 2002 fiscal year.

3. Determination and approval of the compensation of the Board of Directors and form of payment of the same.

4. Information on the transactions discussed in article 44 of Law No. 18046.

5. Allocation of the profits earned in the fiscal year ending December 31, 2001, and in particular the distribution of dividends.

6. Determination of the dividend policy.

The proxies for the meeting shall be confirmed the same day and place as the meeting, between 9:00 a.m. and 11:00 a.m.

Finally, I am enclosing with this letter three provisional copies of the Annual Report and Financial Statements that will be submitted to the Regular Shareholders Meeting and a computer printout containing the identification of all shareholders in the Bank, together with their addresses and the number of shares they own.

Very sincerely yours,

Mario Chamorro Carrizo
General Manager

CORPBANCA
HUERFANOS 1072
TELEFONO 6872000
CASILLA 80-D
SANTIAGO DE CHILE

CORP BANCA

Santiago, 27 de Agosto de 2002
SBIF 519 / 2002

SUPERBANCOS
27 AGO 2002
OF. RECEPCION

Señor
Enrique Marshall Rivera
Superintendente de Bancos e
Instituciones Financieras
PRESENTE

Señor Superintendente:

Cúmpleme informar a Usted que el Directorio de Corpbanca ha acordado citar a Junta Extraordinaria de Accionistas de esta Institución para el día 13 de Septiembre de 2002, a las 12:00 horas, en las oficinas del Banco ubicadas en calle Huérfanos N°1072, Piso 10, Santiago. La calificación de los poderes se efectuará el mismo día y lugar en que se celebrará la Junta, entre las 9:00 y las 12:00 horas.

La Junta Extraordinaria de Accionistas deberá pronunciarse sobre las siguientes proposiciones del Directorio:

1. Acordar dejar sin efecto parcialmente el aumento de capital aprobado en Junta Extraordinaria de Accionistas de 25 de septiembre de 2000, la consecuente disminución de capital del Banco y número de acciones emitidas.

2. Acordar la capitalización del mayor valor obtenido con la colocación de las acciones emitidas por el Banco según acuerdos adoptados en Juntas Extraordinarias de Accionistas, celebradas los días 24 de marzo de 1997, 22 de diciembre de 1998 y 25 de septiembre de 2000.

3. Acordar la capitalización de las reservas sociales provenientes de utilidades retenidas y de revalorizaciones legales.

4. Acordar el aumento del capital social mediante la emisión de acciones de pago, de carácter ordinario, sin valor nominal, que deberán pagarse al precio que acuerde la Junta, estableciéndose la forma y el plazo para suscribir y pagar las nuevas acciones de pago ordinarias que deban emitirse, facultándose en su caso al Directorio para acordar la

oportunidad y monto de la emisión y el precio de las acciones de pago de la respectiva emisión sobre el mínimo que acuerde la Junta.

En relación al valor de la colocación, el Presidente informará a la Junta el valor de la acción según libros y el valor promedio ponderado en Bolsa para los meses de julio y agosto del 2002, si lo hubiere, valores que se considerarán para esta proposición, dando cumplimiento al artículo 28 del Reglamento de la Ley de Sociedades Anónimas.

El pago de las acciones será al contado y en dinero efectivo.

5.- Acordar la Modificación del artículo 5° de los Estatutos relativos al capital del Banco y el artículo tercero transitorio de los mismos, a fin de adecuarlos a las reformas que se proponen, y eliminar los artículos 1° y 2° transitorios, por haber perdido vigencia.

6. Acordar la inscripción de la institución financiera y de sus acciones en el respectivo Registro de Valores y Bolsa de Valores, con el objeto que sean transadas en el "Mercado para Empresas Emergentes" y acordar que la institución financiera, una vez que haya colocado acciones en el público, no cancelará su inscripción en el Registro de Valores por el plazo de 3 años contados desde esa fecha.

7.- Adoptar todos los acuerdos necesarios para llevar a cabo las reformas propuestas y las resoluciones que en definitiva la Junta apruebe, modificando, agregando y suprimiendo artículos de los Estatutos Sociales y, en general, adoptar todos los acuerdos necesarios para llevar adelante las reformas que se aprueben y, finalmente, adoptar todos los acuerdos tendientes a legalizar la reforma a los Estatutos.

Le adjunto a la presente un listado computacional que contiene la individualización de todos los accionistas del Banco, con indicación de sus direcciones y el número de acciones que poseen.

Sin otro particular, lo saluda muy atentamente,

Mario Chamorro Carrizo
Gerente General

Santiago, August 27, 2002
SBIF-519/2002

Mr. Enrique Marshall Rivera
Superintendent of Banks and
Financial Institutions
HAND DELIVERY

Dear Superintendent:

Please be advised that the Board of Directors of Corpbanca has agreed to convene a Special Shareholders Meeting of the Bank for September 13, 2002 at noon in the Bank's offices located at Huérfanos 1072, 10th Floor, Santiago. The proxies will be confirmed the same day and in the same place as the meeting between 9:00 a.m. and noon.

The Special Shareholders Meeting should decide on the following motions by the Board:

1. To partially void the capital increase approved at the Special Shareholders Meeting held September 25, 2002, and the consequent capital decrease in the Bank and in the number of shares issued.

2. To approve the capitalization of the gain on the placement of shares issued by the Bank pursuant to resolutions adopted at Special Shareholders Meetings held March 24, 1997, December 22, 1998 and September 25, 2000.

3. To approve the capitalization of the corporate reserves from retained earnings and legal revaluations.

4. To approve a capital increase through the issuance of common cash shares with no par value that should be paid at the price agreed upon by the Meeting. The form and period to subscribe and pay for the new common cash shares shall be set and the Board authorized, if pertinent, to approve the timing and amount of the issue and the price of the cash shares in the respective issue above the minimum approved by the Meeting.

   In relation to the placement price, the Chairman shall advise the Meeting of the share book value and the average weighted value on the stock exchange for July and August of 2002, if any, which shall be considered in this motion in compliance with article 28 of the Regulations to the Companies Law.

   The shares shall be paid for at once and in cash.

5. To approve an amendment to article 5 of the By-laws relative to the capital of the Bank and transitory article third thereof in order to adapt them to the proposed

reforms and to eliminate transitory articles 1 and 2 because they have lost effectiveness.

6. To approve the registration of the Bank and its shares in the respective Securities Registry and with the Stock Exchange in order for them to be traded on the Emerging Companies Market; and to decide that the bank will not cancel its registration in the Securities Registry once the shares have been placed with the public for a period of three years as from that date.

7. To adopt all resolutions necessary to implement the proposed reforms and the resolutions that are ultimately approved by the Meeting, and to amend, add to and eliminate articles from the By-laws and, generally, to adopt all resolutions necessary to implement the reforms approved and, finally, to adopt all resolutions to legalize the By-law reform.

I am enclosing a computer printout containing the identification of all shareholders in the Bank, together with their addresses and the number of shares they own.

Very sincerely yours,

Mario Chamorro Carrizo
General Manager

CORPBANCA
Huérfanos 1072
Fono: 56-2 687 8000
Casilla 80-D
Santiago, Chile
www. corpbanca.cl

SUPERBANCOS
07 FEB 2003
OF. RECEPCION

Santiago, 7 de Febrero de 2003
SBIF/098/2003

Señor
Enrique Marshall Rivera
Superintendente de Bancos e
Instituciones Financieras
<u>PRESENTE</u>

Señor Superintendente:

Cúmpleme informar a usted que el Directorio de Corpbanca ha acordado citar a Junta Ordinaria de Accionistas de esta Institución para el día 25 de Febrero de 2003, a las 11:00 horas, en las oficinas del Banco, calle Huérfanos Nº 1072, Piso 10, Santiago, a fin de tratar todas las materias de su competencia y, en especial, las siguientes:

1. Aprobación de la Memoria, Balance General, Estados Financieros, sus Notas e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre el 1 de Enero y el 31 de Diciembre de 2002.
2. Designación de auditores externos para el ejercicio del año 2003.
3. Determinación y aprobación de las remuneraciones del Directorio y su forma de pago.
4. Información sobre operaciones a que se refiere el Artículo 44 de la Ley Nº 18.046.
5. Destino de las utilidades obtenidas en el ejercicio concluido el 31 de Diciembre del 2002 y, en especial, la distribución de dividendos.
6. Fijar la política de dividendos.
7. Comité de Directores.

La calificación de los poderes para la Junta se efectuará el mismo día y lugar en que ella se celebrará, entre las 9:00 y las 11:00 horas.

Le adjunto a la presente lo siguiente: a) tres ejemplares provisorios de la Memoria y los Estados Financieros que se someterán a la Junta Ordinaria; b) listado computacional que contiene la individualización de todos los accionistas del Banco, con indicación de sus direcciones, y el número de acciones que poseen, y c) copia de la publicación de la primera citación a Junta efectuada en el Diario La Tercera el día 7 de febrero de 2003.

Finalmente, le informe que la segunda y tercera publicación a Junta, se efectuarán en el Diario La Tercera, los días 11 y 12 de febrero del año 2003.

Sin otro particular, lo saluda atentamente,

Camilo Morales Riquelme
Gerente General (S)

Santiago, February 7, 2003
SBFI/098/2003

Mr. Enrique Marshall Rivera
Superintendent of Banks and
Financial Institutions
HAND DELIVERY

Dear Superintendent:

Please be advised that the Board of Corpbanca has agreed to convene a Regular Shareholders Meeting for the Bank on February 25, 2003 at 11:00 a.m. in the Bank's offices located at Huérfanos 1072, 10th floor, Santiago, in order the discuss all matters within the competence of such meeting and the following in particular:

1. Approval of the Annual Report, General Balance Sheet, Financial Statements, Notes and Opinion of the External Auditors for the fiscal year from January to December 31, 2002.

2. Appointment of External Auditors for the 2003 fiscal year.

3. Determination and approval of the compensation of the Board of Directors and form of payment.

4. Information on the transactions discussed in article 44 of Law No. 18046.

5. Allocation of the profits earned in the fiscal year ending December 31, 2002, and in particular the distribution of dividends.

6. Determination of the dividend policy.

7. The Audit Committee.

The proxies for the meeting shall be confirmed the same day and place as the meeting, between 9:00 a.m. and 11:00 a.m.

The following is enclosed with this letter: a) three provisional copies of the Annual Report and Financial Statements that will be submitted to the Regular Shareholders Meeting; b) a computer printout containing the identification of all shareholders in the Bank, together with their addresses and the number of shares they own; and c) a copy of the publication of the first notice of the meeting made in La Tercera on February 7, 2003.

Finally, please be advised that the second and third notices of the Meeting will be published in La Tercera on February 11 and 12, 2003.

Very sincerely yours,

Camilo Morales Riquelme
General Manager (A)

CORPBANCA

Infórmese sobre el límite de garantía estatal a los depósitos.

CORPBANCA Y FILIALES

BALANCES GENERALES CONSOLIDADOS

Por los ejercicios terminados al 31 de diciembre de

ACTIVOS	2001	2000
	$ Millones	$ Millones
DISPONIBLE	105.309,8	97.853,0
COLOCACIONES:		
Préstamos comerciales	635.905,3	574.817,0
Préstamos para comercio exterior	135.411,6	108.603,2
Préstamos de consumo	153.160,8	161.017,2
Colocaciones en letras de crédito	173.143,7	144.338,8
Contratos de leasing	109.616,0	85.332,9
Colocaciones por factoring	42.374,4	-
Colocaciones contingentes	108.444,8	88.397,2
Otras colocaciones vigentes	39.882,1	42.329,3
Cartera vencida	21.652,8	21.006,2
Total colocaciones	1.419.591,5	1.225.841,8
Menos: Provisión sobre colocaciones	(31.838,4)	(27.088,4)
Total colocaciones netas	1.387.753,1	1.198.753,4
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	26.015,3	15.472,2
Créditos por intermediación de documentos	7.024,0	2.387,7
Total otras operaciones de crédito	33.039,3	17.859,9
INVERSIONES:		
Documentos Banco Central y Tesorería	28.949,6	68.101,2
Otras inversiones financieras	194.152,9	144.263,3
Documentos intermediados	47.101,8	65.540,4
Depósitos en el Banco Central de Chile	-	1.053,6
Activos para leasing	6.551,1	4.479,1
Bienes recibidos en pago o adjudicados	9.143,6	3.317,3
Otras inversiones no financieras	1,5	1,4
Total inversiones	285.900,5	286.756,3
OTROS ACTIVOS	91.555,9	86.393,8
ACTIVO FIJO:		
Activo fijo físico	31.771,1	36.776,7
Inversiones en sociedades	1.243,0	927,7
Total activo fijo	33.014,1	37.704,4
Total activos	1.936.572,7	1.725.320,8

PASIVOS Y PATRIMONIO	2001	2000
	$ Millones	$ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	114.356,9	106.783,5
Depósitos y captaciones	1.006.433,6	900.882,4
Otras obligaciones a la vista o a plazo	56.481,0	69.741,2
Obligaciones por intermediación de documentos	51.344,2	68.098,3
Obligaciones por letras de crédito	188.955,5	155.367,9
Obligaciones contingentes	108.967,4	90.025,6
Total captaciones y otras obligaciones	1.526.538,6	1.390.898,9
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	59.426,9	56.892,1
Total obligaciones por bonos	59.426,9	56.892,1
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	39,0	42,0
Otras obligaciones con el Banco Central	856,3	1.392,6
Préstamos de instituciones financieras del país	65.951,0	53.917,6
Obligaciones con el exterior	64.622,1	34.931,8
Otras obligaciones	19.096,3	22.944,4
Total préstamos de entidades financieras	150.564,7	113.228,4
OTROS PASIVOS	29.102,3	21.605,9
Total pasivos	1.765.632,5	1.582.625,3
PROVISIONES VOLUNTARIAS	1.107,2	1.296,0
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	141.270,9	126.096,3
Otras cuentas patrimoniales	118,6	179,8
Utilidad del ejercicio	28.443,5	15.123,4
Total patrimonio neto	169.833,0	141.399,5
Total pasivos y patrimonio	1.936.572,7	1.725.320,8

ESTADOS DE RESULTADOS CONSOLIDADOS

Por los ejercicios comprendidos entre el 1º de enero y el 31 de diciembre de

	2001	2000
	$ Millones	$ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	186.019,8	195.522,1
Utilidad por intermediación de documentos	7.610,4	3.114,4
Ingresos por comisiones	18.380,3	17.457,0
Otros ingresos de operación	2.833,5	2.831,2
Total ingresos de operación	214.844,0	218.924,7
Menos:		
Gastos por intereses y reajustes	(94.883,6)	(110.240,3)
Pérdida por intermediación de documentos	(2.141,0)	(1.471,7)
Gastos por comisiones	(1.905,8)	(1.513,9)
Pérdida de cambio neta	(1.136,1)	(1.514,7)
Otros gastos de operación	(507,8)	(270,0)
Margen bruto	114.269,7	103.914,1
Remuneraciones y gastos del personal	(28.374,0)	(32.619,6)
Gastos de administración y otros	(21.375,7)	(25.831,6)
Depreciaciones y amortizaciones	(7.848,3)	(7.253,1)
Margen neto	56.671,7	38.209,8
Provisiones por activos riesgosos	(28.054,0)	(26.863,5)
Recuperación de colocaciones castigadas	7.455,8	7.760,4
Resultado operacional	36.073,5	19.106,7

	2001	2000
	$ Millones	$ Millones
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	734,8	555,4
Gastos no operacionales	(7.249,3)	(7.145,3)
Pérdida por inversiones en sociedades	(74,2)	(75,7)
Corrección monetaria	(1.658,1)	(652,7)
Resultado antes de impuestos	27.826,7	11.788,4
Provisión para impuestos	467,0	1.427,4
Resultado después de impuestos	28.293,7	13.215,8
Interés minoritario	-	-
Excedente	28.293,7	13.215,8
Provisiones voluntarias	149,8	1.907,6
Utilidad del ejercicio	28.443,5	15.123,4

INFORMACION PROPORCIONADA

Los estados financieros completos con sus respectivas notas y el correspondiente informe de los auditores independientes, se encuentran a disposición de los interesados en el sitio www.corpbanca.cl, pudiendo consultarse además en las oficinas de la institución.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

ASSETS	At December 31, 2001 MCh$	2000 MCh$
CASH AND BANKS	105,309.8	97,853.0
LOANS:		
Commercial	635,905.3	574,817.0
Foreign trade	135,411.6	108,603.2
Consumer	153,160.8	161,017.2
Mortgage	173,143.7	144,338.8
Leases	109,616.0	85,332.9
Factoring	42,374.4	-
Contingent	108,444.8	88,397.2
Other outstanding loans	39,882.1	42,329.3
Past due	21,652.8	21,006.2
Total loans	1,419,591.5	1,225,841.8
Less: Allowance for loan losses	(31,838.4)	(27,088.4)
Total loans-net	1,387,753.1	1,198,753.4
OTHER LOAN OPERATIONS:		
Loans to financial institutions	26,015.3	15,472.2
Securities trading	7,024.0	2,387.7
Total other loan operations	33,039.3	17,859.9
INVESTMENTS:		
Banco Central de Chile and Treasury securities	28,949.6	68,101.2
Other financial investments	194,152.9	144,263.3
Trading securities	47,101.8	65,540.4
Deposits with Banco Central de Chile	-	1,053.6
Assets for leasing	6,551.1	4,479.1
Assets received in lieu of payment or in foreclosure	9,143.6	3,317.3
Other non – financial investments	1.5	1.4
Total investments	285,900.5	286,756.3
OTHER ASSETS	91,555.9	86,393.8
FIXED ASSETS:		
Bank premises and equipment	31,771.1	36,776.7
Investments in other companies	1,243.0	927.7
Total fixed assets	33,014.1	37,704.4
Total assets	1,936,572.7	1,725,320.8

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At December 31, 2001	At December 31, 2000
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	114,356.9	106,783.5
Time and demand deposits	1,006,433.6	900,882.4
Other sight and term liabilities	56,481.0	69,741.2
Trading securities liabilities	51,344.2	68,098.3
Mortgage notes	188,955.5	155,367.9
Contingent liabilities	108,967.4	90,025.6
Total deposits and other liabilities	1,526,538.6	1,390,898.9
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	59,426.9	56,892.1
Total bonds	59,426.9	56,892.1
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	39.0	42.0
Other Banco Central de Chile borrowings	856.3	1,392.6
Borrowings from domestic financial institutions	65,951.0	53,917.6
Foreign borrowings	64,622.1	34,931.8
Other borrowings	19,096.3	22,944.4
Total borrowings from financial institutions	150,564.7	113,228.4
OTHER LIABILITIES	29,102.3	21,605.9
Total liabilities	1,765,632.5	1,582,625.3
VOLUNTARY RESERVES	1,107.2	1,296.0
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	141,270.9	126,096.3
Other reserves	118.6	179.8
Net income	28,443.5	15,123.4
Total shareholders' equity – net	169,833.0	141,399.5
Total liabilities and shareholders' equity	1,936,572.7	1,725,320.8

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in millions of Chilean pesos – MCh$)

	2001	2000
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	186,019.8	195,522.1
Gains from trading securities	7,610.4	3,114.4
Commission income	18,380.3	17,457.0
Other operating income	2,833.5	2,831.0
Total operating income	214,844.0	218,924.7
Less:		
Interest and indexation expenses	(94,883.6)	(110,240.3)
Losses from trading securities	(2,141.0)	(1,471.7)
Commission expense	(1,905.8)	(1,513.9)
Exchange loss – net	(1,136.1)	(1,514.7)
Other operating expenses	(507.8)	(270.0)
Gross operating margin	114,269.7	103,914.1
Personnel salaries and expenses	(28,374.0)	(32,619.6)
Administrative and other expenses	(21,375.7)	(25,831.6)
Depreciation and amortization	(7,848.3)	(7,253.1)
Net operating margin	56,671.7	38,209.8
Provisions for assets at risk	(28,054.0)	(26,863.5)
Recovery of loans previously written off	7,455.8	7,760.4
Operating income	36,073.5	19,106.7
OTHER INCOME AND EXPENSES		
Non-operating income	734.8	555.4
Non-operating expenses	(7,249.3)	(7,145.3)
Equity in loss of other companies	(74.2)	(75.7)
Monetary correction	(1,658.1)	(652.7)
Income before income tax	27,826.7	11,788.4
Income tax	467.0	1,427.4
Income after income tax	28,293.7	13,215.8
Minority interest	-	-
Income after income tax and minority interest	28,293.7	13,215.8
Voluntary reserves	149.8	1,907.6
Net income	28,443.5	15,123.4

CORPBANCA

CORPBANCA Y SUS FILIALES
ESTADOS DE SITUACIÓN CONSOLIDADOS

ACTIVOS	Al 31 de marzo de 2002 $ Millones	2001 $ Millones
DISPONIBLE	119.052,4	122.983,5
COLOCACIONES:		
Préstamos comerciales	641.317,5	599.260,9
Préstamos para comercio exterior	153.186,3	112.323,3
Préstamos de consumo	160.259,6	156.827,1
Colocaciones en letras de crédito	175.846,7	147.082,8
Contratos de leasing	107.868,8	87.072,3
Colocaciones por factoring	35.695,2	-
Colocaciones contingentes	105.160,2	81.910,6
Otras colocaciones vigentes	37.147,4	42.311,1
Cartera vencida	25.578,1	20.672,1
Total colocaciones	1.442.059,8	1.247.460,2
Menos: Provisión sobre colocaciones	(33.614,0)	(28.602,4)
Total colocaciones netas	1.408.445,8	1.218.857,8
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	12.000,1	41.002,0
Créditos por intermediación de documentos	6.780,9	4.850,7
Total otras operaciones de crédito	18.781,0	45.852,7
INVERSIONES:		
Documentos del Banco Central y Tesorería	41.808,8	22.202,9
Otras inversiones financieras	249.163,7	138.821,6
Documentos intermediados	39.101,3	27.118,2
Depósitos en el Banco Central de Chile	-	889,4
Activos para leasing	8.523,6	6.168,3
Bienes recibidos en pago o adjudicados	9.326,1	4.296,4
Otras inversiones no financieras	1,6	1,4
Total inversiones	347.925,1	199.498,2
OTROS ACTIVOS	120.392,9	109.918,3
ACTIVO FIJO:		
Activo fijo físico	30.864,8	35.592,3
Inversiones en sociedades	1.263,9	939,3
Total activo fijo	32.128,7	36.531,6
Total activos	2.046.725,9	1.733.642,1

PASIVOS Y PATRIMONIO	Al 31 de marzo de 2002 $ Millones	2001 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	117.157,6	126.051,5
Depósitos y captaciones	1.062.172,1	879.790,1
Otras obligaciones a la vista o a plazo	65.473,8	106.970,0
Obligaciones por intermediación de documentos	45.692,4	29.386,8
Obligaciones por letras de crédito	192.807,7	157.973,2
Obligaciones contingentes	105.366,1	82.175,8
Total captaciones y otras obligaciones	1.588.669,7	1.382.347,4
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	59.861,7	59.505,5
Total obligaciones por bonos	59.861,7	59.505,5
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	38,1	41,2
Otras obligaciones con el Banco Central	642,4	1.116,6
Préstamos de instituciones financieras del país	60.898,5	68.591,1
Obligaciones con el exterior	82.442,1	27.101,2
Otras obligaciones	18.047,5	21.081,3
Total préstamos de entidades financieras	162.068,6	117.931,4
OTROS PASIVOS	72.783,6	23.434,5
Total pasivos	1.883.383,6	1.583.218,8
PROVISIONES VOLUNTARIAS	1.107,2	1.134,9
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	154.813,8	140.589,1
Otras cuentas patrimoniales	88,5	619,1
Utilidad del período	7.332,8	8.080,2
Total patrimonio neto	162.235,1	149.288,4
Total pasivos y patrimonio	2.046.725,9	1.733.642,1

CORPBANCA Y SUS FILIALES
ESTADOS DE RESULTADOS CONSOLIDADOS
Por los períodos comprendidos entre el 1° de enero y el 31 de marzo de:

	2002 $ Millones	2001 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	36.605,4	43.913,7
Utilidad por intermediación de documentos	5.058,6	4.112,4
Ingresos por comisiones	3.758,7	3.883,3
Otros ingresos de operación	694,2	153,5
Total ingresos de operación	46.116,9	52.062,9
Menos:		
Gastos por intereses y reajustes	(16.179,2)	(20.222,4)
Pérdida por intermediación de documentos	(210,2)	(158,5)
Gastos por comisiones	(501,3)	(498,6)
Pérdida de cambio neta	(1.158,5)	(1.379,5)
Otros gastos de operación	(104,9)	(66,6)
Margen bruto	27.962,8	29.737,3
Remuneraciones y gastos del personal	(7.056,1)	(6.622,9)
Gastos de administración y otros	(5.346,0)	(5.601,2)
Depreciaciones y amortizaciones	(1.320,2)	(1.646,5)
Margen neto	14.240,5	15.866,7
Provisiones por activos riesgosos	(6.696,5)	(7.447,0)
Recuperación de colocaciones castigadas	1.610,9	1.527,0
Resultado operacional	9.154,9	9.946,7
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	8,5	18,0
Gastos no operacionales	(2.061,3)	(1.733,9)
Utilidad por inversiones en sociedades	41,7	14,3
Corrección monetaria	351,4	(49,0)
Resultado antes de impuesto	7.495,2	8.196,1
Provisión para impuestos	(162,4)	(269,5)
Resultado después de impuestos	7.332,8	7.926,6
Interés minoritario	-	-
Excedente	7.332,8	7.926,6
Provisiones voluntarias	-	153,6
Utilidad del período	7.332,8	8.080,2

Carlos Opazo Lara
Gerente de Contabilidad

Mario Chamorro Carrizo
Gerente General



CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

ASSETS	At March 31, 2002 MCh$	At March 31, 2001 MCh$
CASH AND BANKS	119,052.4	122,983.5
LOANS:		
Commercial	641,317.5	599,260.9
Foreign trade	153,186.3	112,323.3
Consumer	160,259.6	156,827.1
Mortgage	175,846.7	147,082.8
Leases	107,868.8	87,072.3
Factoring	35,695.2	-
Contingent	105,160.2	81,910.6
Other outstanding loans	37,147.4	42,311.1
Past due	25,578.1	20,672.1
Total loans	1,442,059.8	1,247,460.2
Less: Allowance for loan losses	(33,614.0)	(28,602.4)
Total loans-net	1,408,445.8	1,218,857.8
OTHER LOAN OPERATIONS:		
Loans to financial institutions	12,000.1	41,002.0
Securities trading	6,780.9	4,850.7
Total other loan operations	18,781.0	45,852.7
INVESTMENTS:		
Banco Central de Chile and Treasury securities	41,808.8	22,202.9
Other financial investments	249,163.7	138,821.6
Trading securities	39,101.3	27,118.2
Deposits with Banco Central de Chile	-	889.4
Assets for leasing	8,523.6	6,168.3
Assets received in lieu of payment or in foreclosure	9,326.1	4,296.4
Other non – financial investments	1.6	1.4
Total investments	347,925.1	199,498.2
OTHER ASSETS	120,392.9	109,918.3
FIXED ASSETS:		
Bank premises and equipment	30,864.8	35,592.3
Investments in other companies	1,263.9	939.3
Total fixed assets	32,128.7	36,531.6
Total assets	2,046,725.9	1,733,642.1

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At March 31, 2002	At March 31, 2001
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	117,157.6	126,051.5
Time and demand deposits	1,062,172.1	879,790.1
Other sight and term liabilities	65,473.8	106,970.0
Trading securities liabilities	45,692.4	29,386.8
Mortgage notes	192,807.7	157,973.2
Contingent liabilities	105,366.1	82,175.8
Total deposits and other liabilities	1,588,669.7	1,382,347.4
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	59,861.7	59,505.5
Total bonds	59,861.7	59,505.5
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	38.1	41.2
Other Banco Central de Chile borrowings	642.4	1,116.6
Borrowings from domestic financial institutions	60,898.5	68,591.1
Foreign borrowings	82,442.1	27,101.2
Other borrowings	18,047.5	21,081.3
Total borrowings from financial institutions	162,068.6	117,931.4
OTHER LIABILITIES	72,783.6	23,434.5
Total liabilities	1,883,383.6	1,583,218.8
VOLUNTARY RESERVES	1,107.2	1,134.9
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	154,813.8	140,589.1
Other reserves	88.5	619.1
Net income	7,332.8	8,080.2
Total shareholders' equity – net	162,235.1	149,288.4
Total liabilities and shareholders' equity	2,046,725.9	1,733,642.1

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001
(in millions of Chilean pesos – MCh$)

	2002	2001
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	36,605.4	43,913.7
Gains from trading securities	5,058.6	4,112.4
Commission income	3,758.7	3,883.3
Other operating income	694.2	153.5
Total operating income	46,116.9	52,062.9
Less:		
Interest and indexation expenses	(16,179.2)	(20,222.4)
Losses from trading securities	(210.2)	(158.5)
Commission expense	(501.3)	(498.6)
Exchange loss – net	(1,158.5)	(1,379.5)
Other operating expenses	(104.9)	(66.6)
Gross operating margin	27,962.8	29,737.3
Personnel salaries and expenses	(7,056.1)	(6,622.9)
Administrative and other expenses	(5,346.0)	(5,601.2)
Depreciation and amortization	(1,320.2)	(1,646.5)
Net operating margin	14,240.5	15,866.7
Provisions for assets at risk	(6,696.5)	(7,447.0)
Recovery of loans previously written off	1,610.9	1,527.0
Operating income	9,154.9	9,946.7
OTHER INCOME AND EXPENSES		
Non-operating income	8.5	18.0
Non-operating expenses	(2,061.3)	(1,733.9)
Income from investments in Companies	41.7	14.3
Monetary correction	351.4	(49.0)
Income before income tax	7,495.2	8,196.1
Income tax	(162.4)	(269.5)
Income after income tax	7,332.8	7,926.6
Minority interest	-	-
Income after income tax and minority interest	7,332.8	7,926.6
Voluntary reserves	-	153.6
Net income	7,332.8	8,080.2

CORPBANCA

CORPBANCA Y SUS FILIALES
ESTADOS DE SITUACIÓN CONSOLIDADOS

ACTIVOS	Al 30 de junio de 2002 $ Millones	2001 $ Millones
DISPONIBLE	140.226,4	93.873,0
COLOCACIONES:		
Préstamos comerciales	661.413,1	597.470,7
Préstamos para comercio exterior	149.580,6	119.580,7
Préstamos de consumo	167.548,7	154.475,7
Colocaciones en letras de crédito	179.488,6	160.755,5
Contratos de leasing	110.127,6	99.639,9
Colocaciones por factoring	37.697,5	-
Colocaciones contingentes	121.594,8	92.539,3
Otras colocaciones vigentes	37.705,3	46.183,1
Cartera vencida	28.467,9	22.500,0
Total colocaciones	1.493.624,1	1.293.144,9
Menos: Provisión sobre colocaciones	(34.775,3)	(29.113,5)
Total colocaciones netas	1.458.848,8	1.264.031,4
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	8.000,1	38.836,6
Créditos por intermediación de documentos	2.045,2	4.443,9
Total otras operaciones de crédito	10.045,3	43.280,5
INVERSIONES:		
Documentos Banco Central y Tesorería	14.177,4	8.480,0
Otras inversiones financieras	194.829,6	159.114,2
Documentos intermediados	25.319,5	48.570,3
Depósitos en el Banco Central de Chile	-	894,1
Activos para leasing	13.175,3	3.825,1
Bienes recibidos en pago o adjudicados	10.170,4	4.360,4
Otras inversiones no financieras	1,8	1,4
Total inversiones	257.674,0	225.245,5
OTROS ACTIVOS	123.189,8	87.257,2
ACTIVO FIJO:		
Activo fijo físico	30.762,0	35.369,1
Inversiones en sociedades	1.259,1	920,8
Total activo fijo	32.021,1	36.289,9
Total activos	2.022.005,4	1.749.977,5

PASIVOS Y PATRIMONIO	Al 30 de junio de 2002 $ Millones	2001 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	115.783,9	114.107,4
Depósitos y captaciones	1.041.252,1	867.159,7
Otras obligaciones a la vista o a plazo	96.190,7	60.738,0
Obligaciones por intermediación de documentos	27.403,2	52.972,7
Obligaciones por letras de crédito	194.527,1	170.800,9
Obligaciones contingentes	121.662,4	92.716,2
Total captaciones y otras obligaciones	1.596.819,4	1.358.494,9
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	59.951,3	59.483,5
Total obligaciones por bonos	59.951,3	59.483,5
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	37,6	40,7
Otras obligaciones con el Banco Central	644,1	1.109,4
Préstamos de instituciones financieras del país	32.267,8	88.804,0
Obligaciones con el exterior	93.561,8	26.961,0
Otras obligaciones	11.163,4	22.408,2
Total préstamos de entidades financieras	137.674,7	139.323,3
OTROS PASIVOS	53.464,3	34.362,5
Total pasivos	1.847.909,7	1.591.664,2
PROVISIONES VOLUNTARIAS	1.107,2	1.130,5
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	156.368,7	141.999,0
Otras cuentas patrimoniales	238,7	0,3
Utilidad del período	16.381,1	15.183,5
Total patrimonio neto	172.988,5	157.182,8
Total pasivos y patrimonio	2.022.005,4	1.749.977,5

CORPBANCA Y SUS FILIALES
ESTADOS DE RESULTADOS CONSOLIDADOS
Por los períodos comprendidos entre el 1° de enero y el 30 de junio de:

	2002 $ Millones	2001 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	84.807,8	94.768,3
Utilidad por intermediación de documentos	9.020,8	4.857,4
Ingresos por comisiones	9.995,4	8.123,7
Otros ingresos de operación	1.149,0	1.026,2
Total ingresos de operación	104.973,0	108.775,6
Menos:		
Gastos por intereses y reajustes	(38.762,0)	(48.111,5)
Pérdida por intermediación de documentos	(1.412,3)	(765,1)
Gastos por comisiones	(1.013,5)	(989,6)
Pérdida de cambio neta	(4.622,5)	(1.530,4)
Otros gastos de operación	(1.446,3)	(189,7)
Margen bruto	57.716,4	57.189,3
Remuneraciones y gastos del personal	(14.163,0)	(13.087,8)
Gastos de administración y otros	(9.311,0)	(10.995,3)
Depreciaciones y amortizaciones	(2.785,0)	(3.283,8)
Margen neto	31.457,4	29.822,4
Provisiones por activos riesgosos	(13.893,8)	(13.986,8)
Recuperación de colocaciones castigadas	3.351,5	3.307,8
Resultado operacional	20.915,1	19.143,4
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	442,8	330,9
Gastos no operacionales	(4.332,6)	(3.575,7)
Utilidad por inversiones en sociedades	51,7	49,9
Corrección monetaria	(347,0)	(786,2)
Resultado antes de impuestos	16.730,0	15.162,3
Provisión para impuestos	(348,9)	(131,8)
Resultado después de impuestos	16.381,1	15.030,5
Interés minoritario	-	-
Excedente	16.381,1	15.030,5
Provisiones voluntarias	-	153,0
Utilidad del período	16.381,1	15.183,5



Carlos Opazo Lara
Gerente de Contabilidad

Mario Chamorro Carrizo
Gerente General

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

ASSETS	At June 30, 2002	At June 30, 2001
	MCh$	MCh$
CASH AND BANKS	140,226.4	93,873.0
LOANS:		
Commercial	661,413.1	597,470.7
Foreign trade	149,580.6	119,580.7
Consumer	167,548.7	154,475.7
Mortgage	179,488.6	160,755.5
Leases	110,127.6	99,639.9
Factoring	37,697.5	-
Contingent	121,594.8	92,539.3
Other outstanding loans	37,705.3	46,183.1
Past due	28,467.9	22,500.0
Total loans	1,493,624.1	1,293,144.9
Less: Allowance for loan losses	(34,775.3)	(29,113.5)
Total loans-net	1,458,848.8	1,264,031.4
OTHER LOAN OPERATIONS:		
Loans to financial institutions	8,000.1	38,836.6
Securities trading	2,045.2	4,443.9
Total other loan operations	10,045.3	43,280.5
INVESTMENTS:		
Banco Central de Chile and Treasury securities	14,177.4	8,480.0
Other financial investments	194,829.6	159,114.2
Trading securities	25,319.5	48,570.3
Deposits with Banco Central de Chile	-	894.1
Assets for leasing	13,175.3	3,825.1
Assets received in lieu of payment or in foreclosure	10,170.4	4,360.4
Other non – financial investments	1.8	1.4
Total investments	257,674.0	225,245.5
OTHER ASSETS	123,189.8	87,257.2
FIXED ASSETS:		
Bank premises and equipment	30,762.0	35,369.1
Investments in other companies	1,259.1	920.8
Total fixed assets	32,021.1	36,289.9
Total assets	2,022,005.4	1,749,977.5

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At June 30, 2002	At June 30, 2001
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	115,783.9	114,107.4
Time and demand deposits	1,041,252.1	867,159.7
Other sight and term liabilities	96,190.7	60,738.0
Trading securities liabilities	27,403.2	52,972.7
Mortgage notes	194,527.1	170,800.9
Contingent liabilities	121,662.4	92,716.2
Total deposits and other liabilities	1,596,819.4	1,358,494.9
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	59,951.3	59,483.5
Total bonds	59,951.3	59,483.5
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	37.6	40.7
Other Banco Central de Chile borrowings	644.1	1,109.4
Borrowings from domestic financial institutions	32,267.8	88,804.0
Foreign borrowings	93,561.8	26,961.0
Other borrowings	11,163.4	22,408.2
Total borrowings from financial institutions	137,674.7	139,323.3
OTHER LIABILITIES	53,464.3	34,362.5
Total liabilities	1,847,909.7	1,591,664.2
VOLUNTARY RESERVES	1,107.2	1,130.5
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	156,368.7	141,999.0
Other reserves	238.7	0.3
Net income	16,381.1	15,183.5
Total shareholders' equity – net	172,988.5	157,182.8
Total liabilities and shareholders' equity	2,022,005.4	1,749,977.5

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
(in millions of Chilean pesos – MCh$)

	2002	2001
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	84,807.8	94,768.3
Gains from trading securities	9,020.8	4,857.4
Commission income	9,995.4	8,123.7
Other operating income	1,149.0	1,026.2
Total operating income	104,973.0	108,775.6
Less:		
Interest and indexation expenses	(38,762.0)	(48,111.5)
Losses from trading securities	(1,412.3)	(765.1)
Commission expense	(1,013.5)	(989.6)
Exchange loss – net	(4,622.5)	(1,530.4)
Other operating expenses	(1,446.3)	(189.7)
Gross operating margin	57,716.4	57,189.3
Personnel salaries and expenses	(14,163.0)	(13,087.8)
Administrative and other expenses	(9,311.0)	(10,995.3)
Depreciation and amortization	(2,785.0)	(3,283.8)
Net operating margin	31,457.4	29,822.4
Provisions for assets at risk	(13,893.8)	(13,986.8)
Recovery of loans previously written off	3,351.5	3,307.8
Operating income	20,915.1	19,143.4
OTHER INCOME AND EXPENSES		
Non-operating income	442.8	330.9
Non-operating expenses	(4,332.6)	(3,575.7)
Income from investments in Companies	51.7	49.9
Monetary correction	(347.0)	(786.2)
Income before income tax	16,730.0	15,162.3
Income tax	(348.9)	(131.8)
Income after income tax	16,381.1	15,030.5
Minority interest	-	-
Income after income tax and minority interest	16,381.1	15,030.5
Voluntary reserves	-	153.0
Net income	16,381.1	15,183.5

CORPBANCA

Infórmese sobre el límite de garantía estatal a los depósitos

CORPBANCA Y SUS FILIALES
ESTADOS DE SITUACIÓN CONSOLIDADOS

ACTIVOS	Al 30 de septiembre de 2002 $ Millones	2001 $ Millones
DISPONIBLE	233.041,3	137.378,3
COLOCACIONES:		
Préstamos comerciales	719.262,5	616.707,8
Préstamos para comercio exterior	175.849,2	147.185,4
Préstamos de consumo	173.394,1	154.899,0
Colocaciones en letras de crédito	195.651,3	168.226,3
Contratos de leasing	116.892,3	104.414,6
Colocaciones por factoring	39.586,1	-
Colocaciones contingentes	126.570,1	102.395,5
Otras colocaciones vigentes	37.018,0	40.967,6
Cartera vencida	29.983,4	26.074,3
Total colocaciones	1.614.207,0	1.360.870,5
Menos: Provisión sobre colocaciones	(38.169,1)	(29.350,0)
Total colocaciones netas	1.576.037,9	1.331.520,5
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	3.000,0	39.867,9
Créditos por intermediación de documentos	14.633,9	11.069,1
Total otras operaciones de crédito	17.633,9	50.937,0
INVERSIONES:		
Documentos Banco Central y Tesorería	18.785,6	31.072,3
Otras inversiones financieras	246.537,7	178.182,2
Documentos intermediados	43.307,4	44.991,7
Activos para leasing	11.661,3	7.420,1
Bienes recibidos en pago o adjudicados	10.561,3	4.514,1
Otras inversiones no financieras	2,0	1,7
Total inversiones	330.855,3	266.182,1
OTROS ACTIVOS	119.732,4	115.494,0
ACTIVO FIJO:		
Activo fijo físico	30.485,9	34.840,3
Inversiones en sociedades	1.312,1	1.231,2
Total activo fijo	31.798,0	36.071,5
Total activos	2.309.098,8	1.937.583,4

PASIVOS Y PATRIMONIO	Al 30 de septiembre de 2002 $ Millones	2001 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	119.443,7	119.938,5
Depósitos y captaciones	1.125.839,7	939.608,4
Otras obligaciones a la vista o a plazo	209.749,4	120.143,3
Obligaciones por intermediación de documentos	56.793,4	46.284,6
Obligaciones por letras de crédito	212.530,7	181.513,4
Obligaciones contingentes	127.434,7	102.918,1
Total captaciones y otras obligaciones	1.851.791,6	1.510.406,3
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	61.029,1	60.591,8
Total obligaciones por bonos	61.029,1	60.591,8
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas crédito Banco Central de Chile para reprogramaciones	37,0	40,3
Otras obligaciones con el Banco Central	476,8	13.221,1
Préstamos de instituciones financieras del país	47.626,2	60.992,4
Obligaciones con el exterior	110.113,5	60.126,7
Otras obligaciones	10.502,5	20.744,6
Total préstamos de entidades financieras	168.756,0	155.125,1
OTROS PASIVOS	43.208,2	45.522,5
Total pasivos	2.124.784,9	1.771.645,7
PROVISIONES VOLUNTARIAS	1.107,2	1.131,6
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	157.457,2	143.118,5
Otras cuentas patrimoniales	337,5	24,4
Utilidad del período	25.412,0	21.663,2
Total patrimonio neto	183.206,7	164.806,1
Total pasivos y patrimonio	2.309.098,8	1.937.583,4

CORPBANCA Y SUS FILIALES
ESTADOS DE RESULTADOS CONSOLIDADOS

Por los periodos comprendidos entre el 1º de enero y el 30 de Septiembre de:

	2002 $ Millones	2001 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	130.488,1	145.050,4
Utilidad por intermediación de documentos	12.759,6	6.112,7
Ingresos por comisiones	15.679,5	12.138,5
Otros ingresos de operación	1.349,2	1.627,2
Total ingresos de operación	160.276,4	164.928,8
Menos:		
Gastos por intereses y reajustes	(57.964,3)	(71.215,9)
Pérdida por intermediación de documentos	(1.933,8)	(2.017,3)
Gastos por comisiones	(1.636,4)	(1.488,3)
Pérdida de cambio neta	(6.844,7)	(5.847,0)
Otros gastos de operación	(2.523,7)	(305,5)
Margen bruto	89.373,5	84.054,8
Remuneraciones y gastos del personal	(21.301,7)	(20.423,5)
Gastos de administración y otros	(13.960,0)	(16.377,9)
Depreciaciones y amortizaciones	(4.199,3)	(4.978,3)
Margen neto	49.912,5	42.275,1
Provisiones por activos riesgosos	(23.254,2)	(19.945,3)
Recuperación de colocaciones castigadas	5.199,6	5.010,9
Resultado operacional	31.857,9	27.340,7
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	723,4	381,6
Gastos no operacionales	(5.913,6)	(5.179,3)
Utilidad (pérdida) por inversiones en sociedades	111,7	(108,4)
Corrección monetaria	(870,4)	(1.193,0)
Resultado antes de impuestos	25.909,0	21.241,6
Provisión para impuestos	(497,0)	268,5
Resultado después de impuestos	25.412,0	21.510,1
Interés minoritario	-	-
Excedente	25.412,0	21.510,1
Provisiones voluntarias	-	153,1
Utilidad del período	25.412,0	21.663,2

Carlos Opazo Lara
Gerente de Contabilidad

Mario Chamorro Carrizo
Gerente General



CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

ASSETS	At September 30, 2002	2001
	MCh$	MCh$
CASH AND BANKS	233,041.3	137,378.3
LOANS:		
Commercial	719,262.5	616,707.8
Foreign trade	175,849.2	147,185.4
Consumer	173,394.1	154,899.0
Mortgage	195,651.3	168,226.3
Leases	116,892.3	104,414.6
Factoring	39,586.1	-
Contingent	126,570.1	102,395.5
Other outstanding loans	37,018.0	40,967.6
Past due	29,983.4	26,074.3
Total loans	1,614,207.0	1,360,870.5
Less: Allowance for loan losses	(38,169.1)	(29,350.0)
Total loans-net	1,576,037.9	1,331,520.5
OTHER LOAN OPERATIONS:		
Loans to financial institutions	3,000.0	39,867.9
Securities trading	14,633.9	11,069.1
Total other loan operations	17,633.9	50,937.0
INVESTMENTS:		
Banco Central de Chile and Treasury securities	18,785.6	31,072.3
Other financial investments	246,537.7	178,182.2
Trading securities	43,307.4	44,991.7
Assets for leasing	11,661.3	7,420.1
Assets received in lieu of payment or in foreclosure	10,561.3	4,514.1
Other non – financial investments	2.0	1.7
Total investments	330,855.3	266,182.1
OTHER ASSETS	119,732.4	115,494.0
FIXED ASSETS:		
Bank premises and equipment	30,485.9	34,840.3
Investments in other companies	1,312.1	1,231.2
Total fixed assets	31,798.0	36,071.5
Total assets	2,309,098.8	1,937,583.4

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

	At September 30,	
	2002	2001
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	119,443.7	119,938.5
Time and demand deposits	1,125,839.7	939,608.4
Other sight and term liabilities	209,749.4	120,143.3
Trading securities liabilities	56,793.4	46,284.6
Mortgage notes	212,530.7	181,513.4
Contingent liabilities	127,434.7	102,918.1
Total deposits and other liabilities	1,851,791.6	1,510,406.3
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	61,029.1	60,591.8
Total bonds	61,029.1	60,591.8
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	37.0	40.3
Other Banco Central de Chile borrowings	476.8	13,221.1
Borrowings from domestic financial institutions	47,626.2	60,992.4
Foreign borrowings	110,113.5	60,126.7
Other borrowings	10,502.5	20,744.6
Total borrowings from financial institutions	168,756.0	155,125.1
OTHER LIABILITIES	43,208.2	45,522.5
Total liabilities	2,124,784.9	1,771,645.7
VOLUNTARY RESERVES	1,107.2	1,131.6
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	157,457.2	143,118.5
Other reserves	337.5	24.4
Net income	25,412.0	21,663.2
Total shareholders' equity – net	183,206.7	164,806.1
Total liabilities and shareholders' equity	2,309,098.8	1,937,583.4

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001
(in millions of Chilean pesos – MCh$)

	2002	2001
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	130,488.1	145,050.4
Gains from trading securities	12,759.6	6,112.7
Commission income	15,679.5	12,138.5
Other operating income	1,349.2	1,627.2
Total operating income	160,276.4	164,928.8
Less:		
Interest and indexation expenses	(57,964.3)	(71,215.9)
Losses from trading securities	(1,933.8)	(2,017.3)
Commission expense	(1,636.4)	(1,488.3)
Exchange loss – net	(6,844.7)	(5,847.0)
Other operating expenses	(2,523.7)	(305.5)
Gross operating margin	89,373.5	84,054.8
Personnel salaries and expenses	(21,301.7)	(20,423.5)
Administrative and other expenses	(13,960.0)	(16,377.9)
Depreciation and amortization	(4,199.3)	(4,978.3)
Net operating margin	49,912.5	42,275.1
Provisions for assets at risk	(23,254.2)	(19,945.3)
Recovery of loans previously written off	5,199.6	5,010.9
Operating income	31,857.9	27,340.7
OTHER INCOME AND EXPENSES		
Non-operating income	723.4	381.6
Non-operating expenses	(5,913.6)	(5,179.3)
Income (loss) from investments in Companies	111.7	(108.4)
Monetary correction	(870.4)	(1,193.0)
Income before income tax	25,909.0	21,241.6
Income tax	(497.0)	268.5
Income after income tax	25,412.0	21,510.1
Minority interest	-	-
Income after income tax and minority interest	25,412.0	21,510.1
Voluntary reserves	-	153.1
Net income	25,412.0	21,663.2

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements (including the related Notes) are the responsibility of the management of CORPBANCA. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPBANCA and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Chile and the rules of the *Superintendencia de Bancos e Instituciones Financieras*.

As explained in Note 2, the Bank modified the accounting treatment of investments in Bank-issued mortgage notes and the related liabilities.

Certain recategorizations have been made to the financial statements previously filed with the *Superintendencia de Bancos e Instituciones Financieras* solely for the convenience of readers outside Chile.

The translation of the financial statements into English has been made solely for the convenience of readers outside Chile.

Santiago, Chile, January 16, 2003

CORPBANCA

Infórmese sobre el límite de garantía estatal a los depósitos

CORPBANCA Y FILIALES

BALANCES GENERALES CONSOLIDADOS

ACTIVOS	Al 31 de diciembre de 2002 $ Millones	2001 $ Millones
DISPONIBLE	140.689,8	108.469,1
COLOCACIONES:		
Préstamos comerciales	744.530,9	654.982,5
Préstamos para comercio exterior	169.864,7	139.473,9
Préstamos de consumo	181.254,6	157.755,6
Colocaciones en letras de crédito	220.874,9	178.338,0
Contratos de leasing	129.632,8	112.904,5
Colocaciones por factoring	35.541,1	43.645,6
Colocaciones contingentes	141.833,2	111.698,1
Otras colocaciones vigentes	35.774,6	41.078,6
Cartera vencida	28.285,8	22.302,4
Total colocaciones	1.687.592,6	1.462.179,2
Menos: Provisión sobre colocaciones	(37.921,9)	(32.793,5)
Total colocaciones netas	1.649.670,7	1.429.385,7
OTRAS OPERACIONES DE CREDITO:		
Préstamos a Instituciones financieras	22.378,0	26.795,8
Créditos por intermediación de documentos	15.537,4	7.234,7
Total otras operaciones de crédito	37.915,4	34.030,5
INVERSIONES:		
Documentos Banco Central y Tesorería	31.889,4	29.818,1
Otras inversiones financieras	184.653,7	199.977,5
Documentos intermediados	42.282,5	48.514,9
Activos para leasing	22.001,9	6.747,6
Bienes recibidos en pago o adjudicados	11.004,7	9.417,9
Otras inversiones no financieras	2,0	1,5
Total inversiones	291.834,2	294.477,5
OTROS ACTIVOS	74.098,4	94.302,6
ACTIVO FIJO:		
Activo fijo físico	31.128,5	32.724,2
Inversiones en sociedades	1.371,9	1.280,3
Total activo fijo	32.500,4	34.004,5
Total activos	2.226.708,9	1.994.669,9

PASIVOS Y PATRIMONIO	Al 31 de diciembre de 2002 $ Millones	2001 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	118.673,8	117.787,6
Depósitos y captaciones	1.104.541,9	1.036.626,6
Otras obligaciones a la vista o a plazo	101.567,1	58.175,4
Obligaciones por intermediación de documentos	49.627,9	52.884,5
Obligaciones por letras de crédito	192.767,7	194.624,2
Obligaciones contingentes	142.870,1	112.236,4
Total captaciones y otras obligaciones	1.710.048,5	1.572.334,7
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	61.617,2	61.209,7
Total obligaciones por bonos	61.617,2	61.209,7
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	36,8	40,2
Otras obligaciones con el Banco Central	482,1	882,0
Préstamos de instituciones financieras del país	15.231,1	67.929,5
Obligaciones con el exterior	99.003,8	66.560,8
Otras obligaciones	11.225,0	19.669,2
Total préstamos de entidades financieras	125.978,8	155.081,7
OTROS PASIVOS	25.244,7	29.975,4
Total pasivos	1.922.889,2	1.818.601,5
PROVISIONES VOLUNTARIAS	-	1.140,4
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	269.002,8	145.509,0
Otras cuentas patrimoniales	(736,1)	122,2
Utilidad del ejercicio	35.553,0	29.296,8
Total patrimonio neto	303.819,7	174.928,0
Total pasivos y patrimonio	2.226.708,9	1.994.669,9

ESTADOS DE RESULTADOS CONSOLIDADOS

Por los ejercicios comprendidos entre el 1º de enero y el 31 de diciembre de

	2002 $ Millones	2001 $ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	180.237,8	191.600,4
Utilidad por intermediación de documentos	17.844,1	7.838,7
Ingresos por comisiones	22.192,2	18.931,7
Otros ingresos de operación	2.129,7	2.918,5
Total ingresos de operación	222.403,8	221.289,3
Menos:		
Gastos por intereses y reajustes	(81.387,3)	(97.730,1)
Pérdida por intermediación de documentos	(3.696,7)	(2.205,2)
Gastos por comisiones	(2.508,9)	(1.963,0)
Pérdida de cambio neta	(1.819,5)	(1.170,2)
Otros gastos de operación	(4.027,7)	(523,0)
Margen bruto	128.963,7	117.697,8
Remuneraciones y gastos del personal	(29.325,7)	(29.225,2)
Gastos de administración y otros	(17.941,8)	(22.017,0)
Depreciaciones y amortizaciones	(5.528,9)	(8.083,7)
Margen neto	76.167,3	58.371,9
Provisiones por activos riesgosos	(30.273,5)	(28.895,6)
Recuperación de colocaciones castigadas	7.337,4	7.679,4
Resultado operacional	53.231,2	37.155,7
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	2.173,2	756,8
Gastos no operacionales	(20.585,2)	(7.466,8)
Utilidad (pérdida) por inversiones en sociedades	156,4	(76,4)
Corrección monetaria	(2.020,8)	(1.707,8)
Resultado antes de impuestos	32.954,8	28.661,5
Provisión para impuestos	1.491,0	481,0
Resultado después de impuestos	34.445,8	29.142,5
Interés minoritario	-	-
Excedente	34.445,8	29.142,5
Provisiones voluntarias	1.107,2	154,3
Utilidad del ejercicio	35.553,0	29.296,8



INFORMACION PROPORCIONADA

Los estados financieros completos con sus respectivas notas y el correspondiente informe de los auditores independientes, se encuentran a disposición de los interesados en el sitio www.corpbanca.cl, pudiendo consultarse además en las oficinas de la institución.

Carlos Opazo Lara
Gerente de Contabilidad

Mario Chamorro Carrizo
Gerente General

03 DEC 17 ... 7:21

Carta del Presidente



El año 2002 será recordado, sin lugar a dudas, como un período de consolidación en la historia de CORPBANCA, por cuanto en un contexto, de bajo crecimiento económico y de reducida expansión del sistema financiero, CORPBANCA continuó en su proceso de posicionamiento de largo plazo, exhibiendo un importante nivel de expansión en sus créditos, con un nuevo aumento en participación de mercado, así como un fuerte crecimiento en sus resultados financieros. Dentro de este marco, CORPBANCA logró posicionarse como el banco más eficiente y como uno de los más rentables del sistema financiero chileno.

La consistencia en el crecimiento de los resultados, permitió llegar a un nivel de $35.535 millones, representando una expansión de 21,4% con respecto al año anterior y una rentabilidad sobre el capital promedio superior al 20%, constituye una natural extensión a la evolución que por varios años caracteriza el comportamiento de CORPBANCA. Asimismo el crecimiento en el nivel de los créditos llegó a 15,4%, lo que permitió pasar de una participación de mercado de 4,8% a un 5,4%, cifra que revela nuestro firme propósito de llegar a ser uno de los bancos más importantes de la plaza.

Un resultado particularmente relevante verificado durante el ejercicio 2002, y que se ha constituido como una parte fundamental de nuestra estrategia de crecimiento rentable, es el nivel de eficiencia alcanzado de un 38,8%, el cual nos deja en el sitial más importante del sistema financiero chileno. Dentro de este contexto destacan por lo tanto otros significativos logros obtenidos durante el año como es el mejoramiento en la clasificación de riesgo obtenido por CORPBANCA y el reconocimiento como una de las principales entidades financieras de América Latina efectuado por publicaciones especializadas.

Pero indudablemente uno de los mayores logros del año lo constituye el importante incremento de capital por US$ 150 millones, el primero hecho en Chile en cinco años y el primero dentro del concepto de sociedad emergente. Dicho aumento nos permitió en forma inmediata rebajar nuestra estructura de costos y posicionarnos como la tercera entidad privada en capital dentro del mercado financiero local. Con este importante cambio las expectativas de crecimiento futuro se consolidan y es por ello que consideramos hoy tener una inmejorable posición para enfrentar los desafíos de crecimiento futuro, con una orientación a todos los segmentos de clientes y en todos los productos.

Por todos estos motivos considero que la evolución reciente de CORPBANCA ha permitido un desarrollo de nuestro negocio optimizando la relación con nuestros accionistas y nuestros clientes en un marco de excelencia en el servicio, de mayor eficiencia interna y de una adecuada compensación a nuestros empleados.

Carlos Abumohor Touma
Presidente

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Identificación de la Sociedad

Razón Social: CORPBANCA

Domicilio: Huérfanos 1072, Santiago

R.U.T.: 97.023.000-9

Tipo de Sociedad: Sociedad Anónima Bancaria

Teléfono, fax y sitio web: Teléfono: 687-8000; fax: 672-6729; www.corpbanca.cl

Documentos Constitutivos: CORPBANCA se constituyó por escritura pública de fecha 7 de Agosto de 1871 otorgado en la notaría de Concepción de don Nicolás Peña y cuya resolución que aprobó su existencia se publicó en el diario "El Araucano" el día martes 20 de Febrero de 1872, fijándose su último texto refundido el 28 de Mayo de 1992 en la notaría de Santiago de don Gonzalo de la Cuadra Fabres.



Propiedad de la Sociedad

Propiedad de la Sociedad: Los doce principales accionistas de CORPBANCA al 31 de diciembre de 2002, y su respectiva participación dentro del total de las acciones que conforman el capital del banco son:

Nombre Accionista	Acciones	Participación
Corp Group Banking S.A.	163.906.286.753	72,23%
Cía. Inmob. y de Inversiones SAGA S.A.	20.752.820.030	9,15%
Inmob. e Inversiones Boquiñeni Ltda.	3.234.225.537	1,43%
Inversiones y Valores S.A.	2.943.873.037	1,30%
Consorcio Corredores de Bolsa S.A.	2.727.578.003	1,20%
AFP Cuprum S.A. para Fdo. Pensión C	2.033.851.693	0,90%
AFP Provida S.A. para Fdo. Pensión C	2.022.893.393	0,89%
AFP Sta. María S.A. para Fdo. Pensión C	1.925.067.871	0,85%
IM Trust & Co. S.A. Corredores de Bolsa	1.832.491.553	0,81%
Cía. De Seguros de Vida Consorcio Nacional de Seguros de Vida S.A.	1.727.383.456	0,76%
Inversiones Tauro S.A.	1.629.965.426	0,72%
AFP Summabansander S.A. para Fdo. Pensión C	1.492.441.454	0,66%
Otros Accionistas	20.680.412.371	9,10%
Total	**226.909.290.577**	**100,00%**



Propiedad de la Sociedad

Actualmente el socio principal de CORPBANCA es Corp Group Banking S.A., esta sociedad posee el 72,23% de las acciones que conforman el capital del Banco. La única persona, natural o jurídica que mantiene en forma directa o indirecta un porcentaje superior al 10% de las acciones es don Álvaro Saieh Bendeck, quien posee un 26,38% del total de las mismas.

Adicionalmente, durante el mes de Noviembre de 2002, previa autorización de la junta de accionistas y de la Superintendencia de Bancos e Instituciones Financieras, CORPBANCA emitió un total de 56.460.000.000 acciones, las cuales fueron íntegramente suscritas en el mercado local; con esto se incrementó en aproximadamente 109 mil millones de pesos el capital pagado del Banco.


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Administración y Personal

La estructura organizacional del Banco se encuentra encabezada por un Directorio, el que a su vez entrega las pautas y lineamientos de acción a la organización por medio del Gerente General. A continuación se presenta un organigrama de CORPBANCA al 31 de Diciembre de 2002:


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Administración y Personal

Al cierre del año 2002 el Directorio de CORPBANCA estaba compuesto de la siguiente manera:


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La administración de CORPBANCA, por su parte se presenta en el siguiente cuadro:

CARGO	NOMBRE	PROFESIÓN
Gerente General	Mario Chamorro Carrizo	Ingeniero Comercial
Subgerente General	Christian Samsing Stambuk	Ingeniero Comercial
Grte. Div. Bca. Personas y Masiva	Carlos Camposano González	Ingeniero Comercial
Gerente Div. Banca Empresas	Sergio Enríquez Essmann	Ingeniero Comercial
Gte. Div. Bca. Grandes Empresas y Corporativa	Marcelo Achondo Larenas	Ingeniero Comercial
Grte. Div. Leasing y Factoring	Pedro Larraín Ibáñez	Ingeniero Civil Industrial
Grte. Div. Productos	Julio Henríquez Banto	Ingeniero Comercial
Grte. Banca Electrónica	Mauricio Castro Figueroa	Ingeniero Ejecución en Marketing
Grte. Div. Finanzas e Internacional	Christian Schiessler García	Ingeniero Comercial
Grte. Servicios Legales	Cristián Canales Palacios	Abogado
Gerente Contralor	Jorge Serra Sepúlveda	Contador Auditor
Gerente Div. Logística	Hernán Santamaría Torres	Administrador de Empresas
Gerente Div. Informática	Armando Ariño Joiro	Ingeniero de Sistemas
Grte. Div. Planif. y Ctrol. Gestión	Camilo Morales Riquelme	Ingeniero Comercial
Grte. Div. Des. Organizacional	Olivia Brito Bahamonde	Ingeniero Comercial
Gerente de Riesgo	Patricio Rojas Ossa	Ingeniero Agrónomo


CorpBanca 2002

Administración y Personal

Adicionalmente, al 31 de Diciembre de 2002, CORPBANCA contaba con un total de 1.652 empleados, de los cuales un 22% son profesionales y un 48% de los empleados estaban orientados a labores comerciales.

Finalmente, el total de personal contratado por las Sociedades Filiales al cierre del ejercicio 2002 era de 96 personas.

Atividades y Negocios de la Sociedad

Reseña histórica

A mediados de 1871, un grupo de vecinos de Concepción encabezados por don Aníbal Pinto, quien más tarde sería Presidente de la República, reduce a escritura pública los estatutos del Banco de Concepción. El 6 de Octubre de ese año el Banco inicia sus operaciones, las que se mantienen en forma continuada hasta hoy, constituyéndose de este modo en el Banco más antiguo del país. En 1971 el Banco sufre un cambio importante en su propiedad y estructura cuando a raíz de un proceso de estatización de la banca privada pasa a ser controlado por CORFO.

Ese mismo año, el Banco de Concepción adquiere el Banco Francés e Italiano en Chile, lo que lleva su presencia hasta Santiago. Luego, en 1972, se le agrega el Banco de Chillán y, en 1975, el de Valdivia. En Noviembre de 1975, CORFO vende las acciones a empresarios privados, que se hacen cargo del Banco en 1976. En 1980, y como consecuencia de su crecimiento, el Banco de Concepción se define como un banco nacional, cambiando su nombre a Banco Concepción y traslada la Gerencia General desde Concepción a Santiago. En 1986 el Banco es adquirido por la Sociedad Nacional de Minería (SONAMI). Desde ese momento, el Banco toma un interés especial por el financiamiento de la pequeña y mediana minería, aumenta su capital y vende su cartera riesgosa al Banco Central.

A fines de 1995, SONAMI vendió un porcentaje mayoritario del Banco a un grupo de inversionistas liderados por don Álvaro Saieh B., a través del holding INFISA (hoy Corp Group). Desde su adquisición, los controladores del Banco definieron una estrategia de crecimiento, reposicionamiento y reestructuración de las operaciones para situar a éste dentro de los actores relevantes del sistema financiero nacional. Como parte de la estrategia de crecimiento que permitiera rentabilizar las operaciones del Banco redefinieron como mercados objetivos el prestar servicios financieros a las personas, a través del desarrollo de productos para el segmento medio de la población; y a las pequeñas y medianas empresas. Durante el primer trimestre de 1997, los accionistas del Banco Concepción llegaron a un acuerdo con el Banco Central de Chile con el objeto de extinguir la deuda subordinada que existía desde comienzos de los años 80. En ese mismo año, como parte de una estrategia de reposicionamiento del Banco, cambiaron su nombre por el de CORPBANCA.

En el año 1998, el Banco adquirió la cartera de préstamos de Corfinsa, que correspondía a la división de consumo del Banco Sudamericano, y posteriormente la Financiera Condell, las cuales conforman hoy Bancondell, comenzando su participación en el segmento de ingresos medios-bajos de la población. La estrategia adoptada ha permitido a CORPBANCA alcanzar el segundo mayor crecimiento de colocaciones en el sistema en los últimos seis años, asimismo, le permitió revertir las pérdidas del año 1999 y superar el 20% de rentabilidad sobre capital y reservas promedio a partir de Diciembre de 2001 hasta la fecha.

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Descripción de la Industria Bancaria

La industria bancaria está ligada y es, asimismo, dependiente de los acontecimientos y el entorno económico imperante.
El año 2002 fue un año de acontecimientos para la economía chilena. Dentro de los de mayor relevancia es importante mencionar los Tratados de Libre Comercio (TLC) logrados tanto con Estados Unidos como con la Comunidad Económica Europea. Aún cuando los efectos de estos tratados comerciales y financieros no son inmediatos por cuanto representan intenciones y las expectativas de firma todavía están pendientes, su relevancia radica en su favorable influencia, en un futuro cercano, sobre las condiciones económicas internas. Es así como se espera que debido al respaldo y recuperación de la confianza internacional de Chile afecte positivamente tanto los flujos de capitales externos, como la demanda y la inversión doméstica.

Un segundo factor relevante que caracterizó el desempeño económico del año 2002 fue el bajo nivel de la tasa de interés, el cual alcanzó mínimos históricos. De este modo, el Banco Central ha intentado recuperar los deprimidos niveles de la demanda doméstica, situación que hasta ahora persiste debido a los conocidos rezagos que afectan la implementación de la política monetaria. Producto de lo anterior, los agregados monetarios presentaron un crecimiento real de 14% (M1A), mientras que el nivel del ahorro financiero (M7) ha presentado un menor crecimiento, con una expansión real de 7%.

En forma complementaria a lo antes expuesto, el 7,9% de desempleo vigente al cierre del año demuestra la ausencia de reactivación, ya que la tasa registrada a fines del año anterior era también de un 7,9%. Sin embargo, parte de la responsabilidad de este resultado se fundamenta en la mayor rigidez existente en el mercado del trabajo producto de la reforma laboral implementada a fines del año 2001, la cual incrementó los costos de contratación y despido. Adicionalmente, la presencia de programas complementarios de empleo generados por el Gobierno han ayudado a reducir en parte el problema, siendo esta una situación transitoria que será revisada en el corto plazo por la autoridad.

Como síntesis de este contexto, las expectativas de crecimiento para la economía chilena alcanzan a 1,9% para el 2002, contrastando con el 2,8% con el que cerró el año 2001 y más fuertemente con los cálculos de producto potencial que dimensionaban el crecimiento del país en niveles cercanos al 4%. Desde el punto de vista de la demanda la expansión del gasto se espera que cierre entre un 1% y un 1,5%, revelando con ello que la recuperación económica del país sigue pendiente y, todo lo demás constante, continuará durante el año 2003.

Atividades y Negocios de la Sociedad

El sistema financiero por su parte presentó un incremento de un 1,79% en el total de colocaciones durante el año 2002. Incremento que se compara con el 1,9% esperado para el Producto Interno Bruto, manteniéndose este resultado cercano a la regla de crecimiento de los servicios financieros en torno a los del P.I.B.

Las partidas que explican el bajo crecimiento de las colocaciones corresponden básicamente a aquellas orientadas a las empresas (colocaciones comerciales, comercio exterior, contingentes, leasing e hipotecarias para fines generales), las que han disminuido en un 1,21%. Por otra parte, aquellos préstamos dirigidos al segmento de las personas (colocaciones de consumo e hipotecarias para la vivienda) han aumentado en un 7,48%.

Al separar por producto, las que experimentaron una mayor expansión fueron las operaciones de factoraje, sin embargo se debe destacar que al cierre del año 2001 sólo algunos bancos tenían incorporado esta línea de negocio por lo que en definitiva el año 2002 representa un crecimiento no comparable. Los contratos de leasing por su parte, crecieron en un 19,3% siendo el único producto de las operaciones comerciales que cerró el ejercicio 2002 con un crecimiento relevante. Las colocaciones que presentan decrecimientos más evidentes son los préstamos en letras de crédito para fines generales y las colocaciones comerciales (-4,1% y -2,7% respectivamente). Contrariamente dentro del rubro de productos para personas destaca el crecimiento de las operaciones de consumo, con un 12,2%.



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Cabe señalar en forma adicional el crecimiento evidenciado por las colocaciones vencidas. Aún cuando la industria se encuentra operando con niveles de riesgo controlados, ciertas operaciones de crédito puntuales asociadas a la banca de grandes empresas y corporativas hicieron que el indicador de cartera vencida sobre total de colocaciones pasara desde un 1,6% en Diciembre de 2001, a un 1,8% al cierre del año 2002.

Al cierre del año 2002, la calidad de la cartera de préstamos mejora levemente en comparación con el año anterior. El indicador de provisiones sobre total de colocaciones alcanzó a 2,33%, en condiciones que el año anterior fue de 2,36%, situación que revela la estrategia mantenida por la Industria en el sentido de mantener estable el nivel de riesgo de las operaciones de crédito.

Por otra parte, las utilidades netas de la industria alcanzaron a los 511.870 miles de millones de pesos, representando una variación negativa de 12,3% con respecto al año anterior. El menor resultado se explica fundamentalmente por la mayor pérdida por concepto de diferencias de cambio exhibidos durante el año 2002, agregándose a esto el incremento experimentado por los gastos de apoyo operacional y el mayor flujo de provisiones y castigos. Esto último, sin embargo es proporcional al crecimiento de la cartera de colocaciones, tal como lo revela el comportamiento del ya mencionado índice de provisiones a colocaciones totales.

Desde el punto de vista de la generación por concepto de intereses y reajustes, el Margen de Interés neto se vio incrementado en 0,19 puntos bases, pasando desde un 4,40% en al año 2001, a un 4,59% en el año 2002. Esto se explica principalmente por la menor tasa de interés que caracterizó el comportamiento del año, por cuanto los pasivos tienen un plazo de maduración inferior al de los activos. De este modo los ingresos por intereses y reajustes disminuyeron en un 7,0%, mientras que el gasto por dicho concepto disminuyó en un 19,1%.

Un indicador que conjuga los distintos componentes del Estado de Resultados es el de Eficiencia el cual en el año 2002 fue de un 53,9%, cifra que se compara favorablemente con el 54,8% del año anterior. Aún cuando los gastos de apoyo aumentaron durante el año 2002 (1,2%), el margen operacional bruto lo hizo en forma más que proporcional (2,8%), explicándose de este modo el mejoramiento del índice.

Debido a los menores resultados obtenidos, así como a la mayor solvencia patrimonial que presenta la banca en el año 2002 en comparación con el año 2001, es que el retorno sobre el capital y reservas disminuyó desde un 17,7% a un 14,4%. El retorno sobre activos, por su parte pasó desde un 1,5% a un 1,3%.

Desarrollos recientes y Marco Regulatorio

Es importante también destacar que la industria bancaria, ha experimentado un proceso de consolidación durante los últimos años, verificándose compras y fusiones por parte de los agentes del mercado. Dentro de las compras y fusiones de mayor relevancia destacan la toma de control efectuada por el Banco Santander al Banco Osorno en el año 1996, la fusión entre el Banco de Santiago y el Banco O'Higgins en 1997, la fusión internacional entre el Banco Santander y el Banco Central Hispano en 1999 lo que permitió que el Banco Santander Central Hispano tomara el control de los bancos Santander Chile y Santiago. Durante el año con la aprobación de la SBIF, los Bancos Santander y Santiago procedieron a su fusión,generando así, el mayor banco del mercado local. En 1998 el Banco Bilbao Vizcaya suscribió un aumento de capital efectuado por el Banco Bhif, convirtiéndose en el nuevo controlador de la mencionada institución.
Posteriormente, durante 1998, CORPBANCA adquirió del Banco Sudamericano su división de créditos de consumo, CORFINSA, además de la adquisición de la Financiera Condell. En 1999 Citibank adquirió la Financiera Atlas y el Bank of Nova Scotia se convirtió en el controlador del Banco Sudamericano, actualmente el Scotiabank Sudamericano. Durante los primeros meses del año 2001, el grupo Luksic tomó el control del Banco de Chile fusionándolo con el Banco Edwards. El nuevo Banco de Chile comenzó sus operaciones fusionadas en Enero de 2002.

En forma adicional a las compras y fusiones comentadas, durante los últimos años, la SBIF ha recibido una importante cantidad de solicitudes de licencias bancarias, lo que demuestra el dinamismo de la industria. Producto de estos acontecimientos es posible esperar que dentro del sistema bancario se acentúe la tendencia a la creación de bancos de nicho, que se encuentren orientados a segmentos o actividades económicas en particular. Al mes de Diciembre de 2002, el sistema bancario se componía de 25 bancos y una sociedad financiera. De los bancos mencionados, uno es de propiedad estatal, diez de propiedad de empresarios nacionales y catorce de propiedad extranjera.

Atividades y Negocios de la Sociedad

En Chile, los bancos y sociedades financieras operan bajo el marco regulatorio de la Ley General de Bancos y la Ley de Sociedades Anónimas N° 18.046; siendo regulados por el Banco Central de Chile y la Superintendencia de Bancos e Instituciones Financieras. Dentro de las modificaciones regulatorias de mayor relevancia a las que se han visto expuestas las sociedades financieras, cabe señalar las siguientes:

a) En Abril de 2001, la SBIF autorizó a los bancos a realizar directamente operaciones factoring.

b) En Diciembre de 2001, la SBIF autorizó a los bancos a crear sociedades filiales Administradoras Generales de Fondos para administrar Fondos Mutuos, Fondos de Inversión, Fondos de Capital Extranjero y Fondos para la Vivienda.

c) A partir de Marzo de 2002 se autorizó a los bancos y otras instituciones a ofrecer planes de ahorro previsional voluntario.

d) A contar de Junio de 2002, se autoriza a los bancos a pagar intereses sobre los saldos mantenidos en cuenta corriente en moneda nacional y en otros depósitos vistas distintos de la cuenta de ahorro.

e) En Abril de 2002, la Superintendencia de Valores y Seguros autorizó a las Compañías de Seguros a ofrecer préstamos de consumo como una actividad complementaria a su giro y emitir tarjetas de crédito a través de una filial.

Gestión de CORPBANCA durante el año 2002

El año 2002 fue para CORPBANCA un período de importantes cambios y acciones que pretenden posicionar al Banco como uno de los actores más relevantes del sistema bancario nacional. Durante el año en análisis, la administración del Banco, en conjunto con sus accionistas, directores y personal dieron inicio a una nueva etapa dentro de la estrategia global de crecimiento y expansión comercial en un marco de control de gastos y eficiencia.

Sin lugar a dudas, el hecho de mayor relevancia del año 2002 fue el aumento de capital efectuado por CORPBANCA. Cabe señalar que la relevancia de esta operación no sólo obedece a los efectos financieros para el Banco. De hecho constituyó la primera apertura a bolsa que se realiza en Chile desde 1997, siendo adicionalmente la mayor apertura que se ha realizado a nivel local en la historia. Este aumento fue efectuado en forma íntegra en la Bolsa para Empresas Emergentes de manera de aprovechar los beneficios tributarios que esta normativa ofrece a los inversionistas.

Con este aumento de capital y la capitalización del 50% de las utilidades del año anterior, el Banco pasó desde un capital y reservas de $145.348 millones al cierre del año 2001, a $268.267 millones al cierre del año 2002, lo que representa un aumento de un 85%. Al cierre del año 2002, CORPBANCA era la tercera institución privada con mayor capital dentro del sistema bancario.

Atividades y Negocios de la Sociedad

Cómo consecuencia de lo antes señalado, el indicador de Basilea del Banco presentó un importante incremento con respecto al año anterior; pasando desde 10,31% a 16,74%.

En relación con la actividad, en el año 2002 se ratificó una tendencia de crecimiento en la cartera de préstamos mostrada por CORPBANCA implicando un aumento en la participación de mercado. Al cierre del año 2002, el total de colocaciones, netas de interbancarias era de $1.687.593 millones, superando los $1.462.293 millones del año anterior; así, el crecimiento de las colocaciones netas de interbancarias, en doce meses, fue de 15,4%.

Al analizar la composición de la cartera de préstamos, los productos que presentaron un mayor incremento con respecto al cierre del ejercicio 2001 fueron las colocaciones contingentes (27,0%), las colocaciones en letra de crédito (23,9%), los préstamos de comercio exterior (21,8%) y las colocaciones de consumo (14,9%).

Adicionalmente, los préstamos vencidos presentaron a diciembre un crecimiento de un 26,8% con respecto al año 2001 pasando el índice de cartera vencida desde 1,50% hasta 1,65%. En términos generales, este incremento se encuentra asociado al comportamiento de clientes y operaciones puntuales y no responde a un incremento generalizado de la morosidad.

Por otra parte, las provisiones sobre colocaciones aumentaron en un 15,6% desde Diciembre de 2001 al cierre del año 2002, este incremento se encuentra alineado con el crecimiento total de la cartera de préstamos (15,4%), manteniéndose el índice de provisiones sobre colocaciones totales en niveles cercanos al 2,2%.

Al 31 de Diciembre de 2002, CORPBANCA tenía una participación de mercado de un 5,4%, cifra que se compara positivamente con el 4,8% del año anterior. Al desagregar las participaciones de mercado de ambos años se puede apreciar que la cuota en aquellos préstamos orientados a las personas aumentó desde un 3,5% en al año 2001 a un 3,8% en el año 2002. Esta cuota de mercado se explica por el promedio ponderado obtenido entre el 1,7% de participación en los créditos hipotecarios para la vivienda, y el 6,8% en las colocaciones de consumo. Asimismo, la participación de aquellas operaciones de crédito orientadas a las empresas pasaron desde un 5,1% a un 5,8% al cierre del año 2002.

Atividades y Negocios de la Sociedad

En términos de resultados, la utilidad final alcanzada por CORPBANCA al 31 de Diciembre de 2002, fue de $35.553 millones. Esta cifra equivale a una expansión en el resultado de un 21,4% con respecto al año anterior.

El mejor resultado se explica por varias razones, dentro de las cuales destaca el crecimiento de 4,7% anual de los intereses y reajustes netos. En términos de Margen de Interés Neto, el indicador de intereses y reajustes netos sobre activos productivos promedio pasó desde un 5,85% en el año 2001, a un 5,32% en el año 2002; esta disminución se explica en parte, por el incremento en los activos productivos promedio ($1.581.325 millones en 2001; $1.822.742 millones en 2002). Tal como sucedió a nivel de la Industria, los ingresos por intereses y reajustes decrecieron en un 5,8%, mientras que el gasto por intereses y reajustes lo hizo en un 16,1%. Este fenómeno se explica por los recortes efectuados por la autoridad monetaria a la tasa de instancia, en un contexto en que los pasivos tienden a refinanciarse de manera más rápida que los activos.

Por otra parte, las comisiones netas experimentaron un incremento de un 18,0% con respecto al año 2001. Lo anterior se produjo como una natural compensación al efecto de las bajas de tasas, y a los menores ingresos por la brecha existente entre activos y pasivos indexados a la inflación.

La suma de todos los otros ingresos operacionales, por su parte, mostraron, al término del año 2002 un aumento en doce meses de un 64,4% explicado principalmente por las mejores oportunidades de mercado existentes en términos de valorización y administración de la cartera de inversiones. Esto último fue apoyado también por la reducción de tasas de interés que caracterizó el año, así como por oportunidades que se produjeron en la compra y liquidación de papeles de renta fija, varios de ellos correspondientes a Bonos Soberanos.

Ahora, en términos de gastos de apoyo operacional, CORPBANCA generó un ahorro de un 11,4%. Este menor gasto se ve reflejado principalmente en los gastos de administración, lo que en parte responde al plan de integración de sucursales efectuado por el Banco durante los últimos años, así como por la menor dotación con la que el Banco ha enfrentado un período de alto crecimiento.

Tal como se mencionó anteriormente, CORPBANCA se ha esforzado en un proceso orientado a la reducción de gastos y al incremento en la eficiencia de los mismos. Este proceso, que comenzó en 1997, cuando el indicador de eficiencia del Banco alcanzó un 100,6%, ha ido generando economías de escala por la vía del crecimiento en clientes, así como por otras iniciativas tales como la integración de sucursales, reducción de gastos de administración innecesarios, incentivos a la productividad y cálculo de niveles de renta en base a niveles de desempeño. De este modo, CORPBANCA ha logrado consolidarse como uno de los bancos más eficientes del sistema bancario local, y dentro de los banco comparables es identificado actualmente como el banco más eficiente de la industria.

Las provisiones netas aumentaron un 8,1% con respecto al año 2001. Este aumento responde a los esfuerzos realizados por la institución para mantener una cartera de créditos con riesgos cubiertos y controlados. Aún cuando en términos absolutos el gasto por este concepto se vio incrementado, cuando se compara el indicador provisiones netas sobre margen bruto se observa que en términos generales, el Banco ha reducido sus necesidades con respecto a la generación (19,0% en 2001; 18,8% en 2002).

Finalmente, el resultado no operacional presentó para el año 2002 una mayor pérdida de 215,4% con respecto al año anterior. Esto se explica fundamentalmente por el mayor gasto en amortizaciones de intangibles, por cuanto se absorbió completamente el goodwill generado en la compra de la Financiera Condell que se descuenta del patrimonio efectivo, mejorando así el valor del patrimonio efectivo. Dicha operación alcanzó a $15.935 millones durante el año 2002.

Desde una perspectiva de rendimientos, la rentabilidad de CORPBANCA ha presentado importantes incrementos desde el año 2000, período en el cual comenzaron a ser revertidas las pérdidas que presentó la institución principalmente como consecuencia del proceso de limpieza de cartera. Producto de las mejoras en eficiencia implementadas por el Banco, el crecimiento y la mejora en la cuota de mercado, así como del aumento en la productividad, tanto de los empleados como de los clientes, comenzó la generación de utilidades con un perfil hasta hoy día creciente.

Atividades y Negocios de la Sociedad

El retorno sobre capital y reservas promedio alcanzó a un 20,2% durante el año 2002, cumpliéndose de este modo el compromiso de obtener retornos no inferiores al 20% que ha adoptado la actual administración. Este valor se reduce a un 13,5% si se calcula con la base de fin de año debido al importante aumento de capital realizado entre los meses de noviembre y diciembre.

Es importante destacar que aún después del aumento de capital, la rentabilidad del banco no presenta importantes variaciones con respecto al año anterior, puesto que para el año 2001 CORPBANCA presentó una rentabilidad sobre el capital y reservas promedio de un 20,4%.

CorpBanca 2002

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Atividades y Negocios de la Sociedad

Asimismo, el retorno sobre activos productivos promedio (ROA) pasó desde 1,78% en el año 2001, a un 1,92% en el año 2002. Este incremento se deriva de la mayor rentabilidad que CORPBANCA está obteniendo de sus productos de activo, o puesto de otra forma, el mejor mix de productos mantenidos en la cartera de activos generadores.

Durante todo el año 2002 y los períodos anteriores, CORPBANCA ha conjugado de manera eficiente el crecimiento en la cartera de préstamos con el riesgo de la misma. El indicador de riesgo global del Banco, al 31 de Diciembre de 2002, alcanzó un 1,86% en condiciones que a igual período del año anterior era de un 1,87%, lo cual dentro del contexto de negocios que ha vivido el país durante el año resulta particularmente valioso. Por esto, el mantener el índice de riesgo durante este período, demuestra la importancia que tienen los estrictos controles de crédito implementados por la administración de CORPBANCA, en particular en períodos de bajo crecimiento económico del país.



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Evolución Indice de Riesgo por tipo de Préstamo
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1999
2000
2001
2001
Consumo
Comercial
Global

En forma complementaria a la disminución al índice de riesgo global del Banco, uno de los factores de mayor relevancia es la disminución del indicador para la cartera de consumo, el que pasó desde un 4,02% en Diciembre de 2001, a un 3,41% en Diciembre de 2002. Esta disminución se explica principalmente por el mejoramiento en la calidad de la cartera y por los eficientes sistema de cobranza que posee CORPBANCA.

La cartera vencida, por su parte, aún cuando presentó un incremento con respecto al año anterior, se encuentra en niveles controlados y, comparativamente, mejor que el resto del sistema bancario. Al cierre del año 2002, el indicador de cartera vencida a total de colocaciones era para CORPBANCA de 1,65%, en condiciones que el sistema presentaba un indicador de 1,82% En términos generales, el incremento de este tipo de créditos se explica por situaciones de clientes particulares debidamente identificados y provisionados.

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Cartera Vencida/ Total Colocaciones
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
1996
1997
1998
1999
2000
2001
2002
CORPBANCA

Por último, el indicador de provisiones sobre total de colocaciones, consecuentemente con lo registrado a nivel de índice riesgo, se mantuvo relativamente estable con respecto al año 2001(2,21% en el 2002; 2,20% en el 2001), presentando CORPBANCA una mejor condición que el promedio de la industria.


Provisiones / Total Colocaciones
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
1996
1997
1998
1999
2000
2001
2002
CORPBANCA

Clasificación de Riesgo

Al igual que en el año 2001, CORPBANCA mejoró la clasificación de riesgo de los instrumentos de deuda. Estas mejoras se deben principalmente a la mayor solvencia del Banco, a los mejores resultados obtenidos, al incremento en la participación de mercado y al reciente aumento de capital efectuado en la Bolsa para Empresas Emergentes.

La clasificación, al cierre del año 2002 para los distintos instrumentos fue la siguiente:

Instrumento	Nueva Clasificación	Clasificación Anterior
Dep. a Plazo menos 1 año	N – 1	N – 1
Dep. a Plazo mas 1 año	AA -	A +
Letras de Crédito	AA -	A +
Bonos Subordinados	A +	A
Acciones	Nivel 4	Nivel 4

Reconocimientos y distinciones

Durante el año 2002, CORPBANCA ha recibido una serie de premios y distinciones por su gestión. Estos premios han sido otorgados tanto a nivel local como por organismos extranjeros. Dentro de los premios de mayor relevancia destacan:

-Emisión de acciones mas importante de Latinoamérica (Latin Finance)
-Octavo mejor banco Latinoamericano (América Economía)
-Decimotercera marca con más valor dentro de la economía local (Interbrand)
-Tercer lugar en ranking de páginas web bancarias (Diario Financiero)
-Premio Estrategia por la contribución al desarrollo económico

Sociedades Filiales

Al término del ejercicio 2002, las sociedades filiales le reportaron a CORPBANCA una utilidad final neta de 3.401 millones de pesos. Este monto representa un incremento de un 15% con respecto a la utilidad por el mismo concepto obtenida en el año anterior.

La empresa que más utilidad generó durante el año 2002 fue Corp Administradora de Fondos Mutuos, con un resultado final de 1.152 millones de pesos y una rentabilidad sobre el capital invertido de 79%. En términos de participación de mercado, a Diciembre de 2002, su cuota medida por la administración de patrimonios fue de 5,7% y la participación medida sobre los partícipes fue de 6,5%.

Corp Corredores de Bolsa, por su parte, gracias a las labores propias de intermediación, compra y venta de moneda extranjera y administración de cartera de renta fija, generó, durante el año 2002, una utilidad neta de 1.137 millones de pesos. Este resultado posibilitó obtener un 19% de rentabilidad sobre el capital invertido.

Por medio de la intermediación de seguros, Corp Corredores de Seguros logró en el año 2002 un resultado final de 1.092 millones de pesos, cifra que se compara positivamente con los 489 millones de pesos obtenidos en el año 2001.

Por último Corp Asesorías Financieras presentó, al 31 de Diciembre de 2002 una utilidad final de 20 millones de pesos, lo que implicó una rentabilidad sobre la inversión de un 14%.

Segmentos

El año 2002, al igual que otros anteriores, se caracterizó por la presencia de mejoras dentro de CORPBANCA. Éstas fueron tanto cuantitativas como cualitativas y tienen como objetivo hacer del Banco una institución moderna y orientada al cliente.

Dentro de los acontecimientos de carácter interno y con orientación comercial destaca, entre otros, el importante crecimiento evidenciado por la banca transaccional "Banca TEN". Al cierre del año 2002 y con una antigüedad de un año y medio, esta banca contaba con aproximadamente 3.200 clientes.

Adicionalmente, durante el mes de Septiembre de 2002 y con la intención de entregar en forma integral una completa gama de productos y servicios, inició sus operaciones la Banca Privada. Tan solo a tres meses de su lanzamiento, esta banca contaba con cerca de 700 clientes.

Atividades y Negocios de la Sociedad

Desde la perspectiva de los productos de CORPBANCA, durante el año 2002 se desarrolló y lanzó al mercado la nueva tarjeta de crédito Visa Delta Platinum orientada exclusivamente a los clientes de la Banca Privada, entregando por medio de este producto un co - branding con Delta Air Lines.

También en términos de tarjetas de crédito, en el año 2002 se realizó el rediseño de todas las tarjetas considerando la nueva imagen corporativa del Banco.

Los créditos de hipotecarios, por su parte, aumentaron las ventas durante el año 2002 en un 27%, terminando el año con un monto cercano a los 5 millones de Unidades de Fomento. Cabe destacar que para la gestión de ventas se incorporó el canal Internet, Fuerza de Venta externa, Telemarketing y Ejecutivos Virtuales.

En forma paralela a lo antes señalado durante el año 2002 se trabajó en el desarrollo y posterior lanzamiento de créditos de post grado, los que permiten financiar gastos asociados a los estudios de post título.

Por otra parte, en el transcurso del año 2002 CORPBANCA definió e implementó nuevos centros de inversión con el objeto de hacer más eficiente la gestión de captaciones de depósitos a plazo. Los nuevos centros se encuentran ubicados en Casa Matriz, Santiago 2000, Suecia, Concepción y Viña del Mar.

Además, durante el año 2002 se modificó el sistema de compensaciones que afecta tanto a los ejecutivos como a los jefes comerciales. En el nuevo sistema se variabilizó la renta, con esto, se logra incrementar la productividad de la dotación y relacionar la renta con el desempeño.

En términos de áreas de apoyo a la gestión comercial durante el año 2002 la Gerencia de Desarrollo Organizacional terminó su proceso de formación y desarrollo para encontrarse, al cierre del ejercicio, en plena funcionalidad.

La relevancia de la creación de esta gerencia radica en que, por medio de ella, se crea valor a través de la gestión de recursos humanos por medio de la identificación y desarrollo de las competencias, y además se genera una cultura organizacional que refleja los valores de CORPBANCA.

CorpBanca 2002

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Atividades y Negocios de la Sociedad

Producto de la creación de esta nueva área dentro del Banco, la gestión de recursos humanos se ha visto notoriamente fortalecida. Dentro de los logros de mayor relevancia se podría hacer mención al desarrollo de sistemas de administración de desempeño, planes y programas de estímulos, planes de carreras, sistemas de compensaciones, descripciones de cargos y modelos de incentivos de renta variable entre otros.

En forma complementaria a lo realizado por las otras áreas del Banco, la Gerencia de Informática también realizó importantes gestiones para el logro de los objetivos globales de CORPBANCA. Dentro de las principales iniciativas de esta gerencia se encuentra el desarrollo del proyecto IBS (Integrated Banking System) el cual reemplazará los antiguos sistemas del banco y será implementado en el transcurso de los primeros meses del año 2003.

Sin lugar a dudas, el desarrollo de la nueva plataforma fue la principal preocupación y objetivo de la gerencia antes mencionada; aún así, dentro de los hechos de relevancia efectuados también destacan:
- Alianza estratégica con ENTEL para integrar todos los servicios de voz del Banco
- Renovación de todos los sistemas de la Mesa de Dinero
- Implementación del proyecto de Digitalización de Imágenes, lo que permitió reducir en un 50% el gasto por concepto de impresión del Banco para el año 2002
- Desarrollo e implementación de la Intranet Corporativa

Por último, la gerencia de Logística, al igual que informática, tuvo un año 2002 con bastantes proyectos e implementación de los mismos que sin lugar a dudas se convirtieron o se convertirán en parte importante de los procedimientos que permitieron y permitirán a CORPBANCA continuar con su tendencia de crecimiento, rentabilidad y eficiencia.

Dentro de las actividades de mayor relevancia que marcaron el año 2002 destacan:
- Implementación y consolidación de la Gerencia Operaciones Financieras y Filiales. Por medio de esta gerencia, además de realizar las operaciones de back office de la mesa de dinero del Banco, se alinean las políticas del Banco con las de las Sociedades Filiales, se entregan las directrices básicas para la elaboración del presupuesto de gastos y se efectúa el posterior control del mencionado presupuesto.
- Externalización del proceso operativo de tarjetas de crédito, generando importantes ahorros de costo
- Activa participación de toda el área operativa de CORPBANCA en las distintas fases del proyecto IBS

Factores de Riesgo

Los factores de riesgo asociados al negocio de CORPBANCA y al negocio bancario en términos generales, son principalmente cuatro. El primero de ellos es la inflación, ya que las tasas de inflación de la economía se encuentran internalizadas en la comercialización y determinación de precios de los productos bancarios. El segundo elemento de riesgo, o crítico, es la variación del tipo de cambio, variable clave, puesto que incide directamente en los resultados producto de la exposición que la institución presente en monedas extranjeras. Por otra parte, la tasa de interés de la economía constituye también un factor de riesgo ya que en función de las variaciones que ésta presente, los precios de los distintos productos se ajustan en la dirección que corresponda.

En este sentido es interesante destacar que una proporción relevante de activos y pasivos están sujetos a ajustes a precios de mercado. En el caso de la mayoría de las operaciones se debe al plazo de renovación mientras que en otros, como las inversiones financieras a largo plazo, existe un procedimiento de "mark to market". En un cuarto lugar se encuentra el desempeño general de la economía; en términos generales, CORPBANCA y la banca como un todo tiende a moverse en la misma dirección en que se desempeña la economía del país, esto es, en períodos de desaceleraciones, el crecimiento esperado de los bancos también tiende a decrecer debido a la elasticidad producto de las operaciones bancarias. Una consecuencia natural de esta evolución es el riesgo crediticio, el cual constituye uno de los principales elementos de evaluación en la determinación de la posición financiera de un banco.

CORPBANCA ostenta hoy en día un nivel de riesgo de cartera comparable al del sistema financiero. Para efectos de cubrir adecuadamente los riesgos señalados, la normativa vigente establece límites o descalces máximos, los cuales son parte integral de la política de exposición mantenida por CORPBANCA. En relación al riesgo de cartera, CORPBANCA al cierre del año 2002 presentó un índice de riesgo de 1,86%.

Políticas de inversión y financiamiento

Como banco, CORPBANCA está regido por las restricciones legales y reglamentarias establecidas en la Ley General de Bancos. Dentro de este contexto, CORPBANCA mantiene una cartera de colocaciones orientada a financiar a todo tipo de clientes, en todos los segmentos de actividad combinando adecuadamente estándares de rentabilidad y riesgo. Como un ente intermediador, CORPBANCA se financia buscando una mezcla económicamente rentable que privilegia el uso de los fondos al menor costo. Debido a la importancia que en una institución financiera presenta el apalancamiento financiero, una de las principales preocupaciones del Banco es un adecuado nivel de patrimonio. Dentro de las inversiones orientadas a mantener una infraestructura propicia para el plan de negocios, CORPBANCA posee un programa dinámico sustentado en una combinación de recursos propios y gastos de financiamiento que ha permitido terminar el año 2002 como el banco (dentro de los comparables) más eficiente de la industria nacional.

CorpBanca 2002

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Patentes y Otros Derechos

Todas las marcas utilizadas por la sociedad se encuentran debidamente protegidas con su inscripción registral.

Sociedades Filiales y Coligadas

CORPBANCA posee participación en las propiedades de una serie de empresas. Dentro de estas empresas es de relevancia hacer una distinción entre las Sociedades Filiales y las Sociedades de Apoyo al Giro.

Dentro de las sociedades filiales se encuentran:

1. Corp Administradora de Fondos Mutuos: Esta sociedad tiene como objeto la administración de patrimonios de fondos mutuos por cuenta de sus partícipes. Las inversiones se realizan tanto en instrumentos de renta fija como de renta variable y en el mercado local y extranjero. Al cierre del año 2002, el patrimonio total de Corp Administrara de Fondos Mutuos era de 2.614 millones de pesos.

El Directorio de la Sociedad es el siguiente:
Presidente: Carlos Camposano González(2)
Director: Olivia Brito Bahamonde(2)
Director: Camilo Morales Riquelme(2)
Director: Cristián Canales Palacios(2)
Director: Sergio Enríquez Essmann(2)
Gerente General: Andrés Sáenz Mc Manus

2. Corp Corredores de Bolsa: La corredora de bolsa tiene por objeto intermediar valores por cuenta de terceros, así como administrar cartera de inversiones de renta fija e intermediar en el mercado de la compra y venta de moneda extranjera. El total del patrimonio de Corp Corredores de Bolsa al 31 de Diciembre de 2002 era de 6.023 millones de pesos.

El Directorio de la Sociedad es el siguiente:
Presidente: Pablo de la Cerda Merino(3)
Director: Jaime Walls Riquelme(2)
Director - Gerente: Pedro Silva Yrrarázaval



CorpBanca 2002

3. Corp Corredores de Seguros: La Corredora de Seguros tiene por objeto la intermediación de seguros, tanto a los clientes del Banco, como a clientes propios. Al cierre del año 2002 el patrimonio total del Sociedad era de 1.112 millones de pesos.
El Directorio de la Sociedad es el siguiente:
Presidente: Maritza Saieh Bendeck
Director: Olivia Brito Bahamonde(2)
Gerente General: Pedro Iñiguez González

4. Corp Asesorías Financieras: Esta sociedad tiene como objetivo realizar estudios, asesorías de financiamiento y programas de repactación de pasivos a sus clientes. Al término del ejercicio 2002 el patrimonio total de Corp Asesorías Financieras era de 164 millones de pesos.

El Directorio de la Sociedad es el siguiente:
Presidente: Christian Schiessler García(2)
Director: Mario Chamorro Carrizo(1)
Director: Camilo Morales Riquelme(2)
Gerente General: Roberto Baraona Undurraga

Las Sociedades de Apoyo al Giro se encuentran compuestas por:
1. Sociedad Interbancaria de Depósito de Valores: Esta empresa está dedicada al depósito de valores y a la custodia electrónica de valores de oferta pública. Al cierre del año 2002 su capital suscrito y pagado era de 71 millones de pesos; la participación de CORPBANCA en la sociedad alcanzaba el 3,9% y esta inversión equivale a un 0,003% sobre el total de activos del Banco.

El Directorio de la Sociedad es el siguiente:
Presidente: Sergio Baeza V.
Director: Arturo Concha U.
Director: Jorge Claude B.
Director: José Antonio Martínez Z.
Director: Frank Leighton C.
Director: Joaquín Cortéz H.

Director: Mario Gómez P.
Director: Pedro Corona B.
Director: Fernando Massu P.
Director: Pablo Yrarrazabal V.
Gerente General: Fernando Yánez G.

2. Transbank: Esta sociedad tiene como objetivo posicionar a las tarjetas de crédito y débito como medios de pago. Al 31 de Diciembre de 2002 su capital suscrito y pagado era de 353 millones de pesos. La participación de CORPBANCA en la propiedad de Transbank era de un 8,7% y esta inversión representa un 0,02% del total de activos del Banco.

El Directorio de la Sociedad es el siguiente:
Presidente: Roberto Bustos K.
Vicepresidente: Miguel Ángel Domenech C.
Director: Álvaro Cámbara L.
Director: Alejandro Cuevas M.
Director: Sebastián del Campo E.
Director: Julio Henríquez B.(2)
Director: Sylvia Martínez C.
Director: Jeremy Pallant
Gerente General: Felipe Brahm G.

3. Redbanc: La misión de Redbanc es proveer a los bancos e instituciones partícipes, de redes electrónicas interconectadas y servicios asociadas a ellas. Al cierre del año 2002 el capital suscrito y pagado era de 93 millones de pesos. La participación de CORPBANCA en la propiedad de Redbanc era de un 2,5% y esta inversión representa un 0,004% del total de activos del Banco.

El Directorio de la Sociedad es el siguiente:
Presidente: Francisco Navarrete C.
Vicepresidente: Álvaro Cámbara L.
Director: Sylvia Martínez C.
Director: Luis Alberto Rojas L.
Director: Ángel Rebolledo L.
Director: Nicolás Dibán S.


CorpBanca 2002

Sociedades Filiales y Coligadas

Director: Jeremy Pallant
Director: Boris Buvinic G.
Director: Patricio Melo G.
Gerente General: Miguel Luis Leonvendagar V.

4. **Nexus**: Esta compañía tiene como objetivo el procesamiento de tarjetas de crédito y débito al menor costo posible. Al término del período 2002, el capital suscrito y pagado de la sociedad era de 413 millones de pesos. La participación de CORPBANCA en la propiedad de Nexus era de un 12,9% y esta inversión representa un 0,02% del total de activos del Banco.

Presidente: Mario Gaete H.
Vicepresidente: Álvaro Cámbara L.
Director: Jeremy Pallant
Director: Fernando León S.
Director: Claudio Jaramillo R.
Gerente General: Carlos Johnson L.

(1)Gerente General de CORPBANCA
(2)Gerente de CORPBANCA
(3)Abogado Jefe del área de Servicios Legales de CORPBANCA

Política de Dividendos

La política de dividendos establecida por CORPBANCA y aceptada en Junta de Accionistas consiste en el reparto del 50% de las utilidades con cargo al ejercicio anterior. Esta política comenzó a operar durante el año 2002, con cargo a los resultados del año 2001. Por este concepto, en Junta de Accionistas del mes de febrero de 2002 el Banco distribuyó, por concepto de dividendos 14.222 millones de pesos.

CorpBanca 2002

Remuneraciones

Durante el ejercicio 2002 no se ha cancelado dieta a los miembros del Directorio, así como tampoco se las ha pagado honorarios por servicios profesionales como Directores.

La remuneración total percibida por los gerentes y ejecutivos principales de CORPBANCA durante el año 2002 fue de 1.720 millones de pesos. Los ejecutivos del Banco reciben bonos por cumplimiento de metas. La política de bonos es fijada por la Gerencia de Desarrollo Organizacional en conjunto con el Gerente General y Subgerente General.

Hechos Relevantes

Durante el año 2002 los hechos relevantes informados por CORPBANCA a la Superintendencia de Bancos e Instituciones Financieras fueron:

- En sesión de Directorio celebrada con fecha 3 de diciembre del 2002, se procedió a designar al Sr. Christian Samsing Stambuk en el cargo de Subgerente General de CORPBANCA.

- En sesión de Directorio celebrada con fecha 24 de diciembre del 2002, se aprobó la operación de adquisición de la cartera de crédito con la sociedad relacionada CORPBANCA Nueva York, que comprende a los emisores Banco Itau NY, Banco Bilbao Viscaya Argentaria NS y Banco Santander SP, de Brasil, por un monto total de USD 9,249,868.67.-, y de Compañía de Aceros del Pacífico S.A. CAP, por USD 5,000,000.

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Declaración de Responsabilidad

La Memoria Anual de CORPBANCA fue aprobada por los señores Directores y el señor Gerente General, quienes estamparon una declaración jurada de responsabilidad respecto de la veracidad de toda la información incorporada en ella.

El ejemplar firmado de la Memoria Anual se encuentra a disposición de los señores accionistas en las oficinas de la institución, ubicadas en Huérfanos 1072.

CORPBANCA Y FILIALES
AL 31 DE DICIEMBRE DE 2002 Y 2001

NOTA 1- PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

a) Información proporcionada

Los presentes estados financieros han sido preparados de acuerdo con las normas contables dispuestas por la Superintendencia de Bancos e Instituciones Financieras, las cuales concuerdan con los principios de contabilidad generalmente aceptados en Chile.

Las cifras correspondientes al ejercicio 2001 se presentan actualizadas según la variación del Indice de Precios al Consumidor (IPC) en un 3,0%.

b) Criterios de consolidación

El grupo consolidado está formado por CORPBANCA y las siguientes filiales:

	Participación	
	2002	2001
	%	%
Corp Corredores de Bolsa S.A.	100,00	100,00
Corp Administradora de Fondos Mutuos S.A.	100,00	100,00
Corp Asesorías Financieras S.A.	100,00	100,00
Corp Corredores de Seguros S.A.	99,99	99,99

Los activos e ingresos de operación de las filiales representan un 2,2% y un 4,6% respectivamente, del total de activos e ingresos de operación consolidados (1,7% y un 4,5% en 2001).

Todos los saldos y transacciones significativas entre las empresas que conforman el grupo consolidado han sido eliminados en la consolidación.

c) Intereses y reajustes

Las colocaciones, inversiones y obligaciones se presentan con sus intereses y reajustes devengados hasta la fecha de cierre del ejercicio. Sin embargo, en el caso de las colocaciones vencidas y de las vigentes con alto riesgo de irrecuperabilidad se ha seguido el criterio prudencial de suspender el devengo de intereses y reajustes.

d) Corrección monetaria

El capital propio financiero, el activo fijo y otros saldos no monetarios, se presentan actualizados de acuerdo con la variación del Índice de Precios al Consumidor (IPC). La aplicación de este mecanismo de ajuste significó un cargo neto a resultados ascendente a MM$2.020,8 (MM$1.707,8 en 2001).

Las cuentas de resultados no se presentan corregidas monetariamente.

e) Moneda extranjera

Los activos y pasivos en moneda extranjera se muestran a su valor equivalente en pesos, calculados al tipo de cambio de $712,38 por US$1 al 31 de diciembre de 2002 ($656,20 por US$1 al 31 de diciembre 2001).

El saldo de MM$1.819,5 en 2002, correspondiente a la pérdida de cambio neta que se muestra en el estado de resultados (MM$1.170,2 en 2001), incluye el reconocimiento de los efectos de la variación del tipo de cambio en los activos y pasivos en moneda extranjera y el resultado realizado por las operaciones de cambio del Banco.

f) Contratos de leasing

Las operaciones de leasing financiero consisten en contratos de arrendamiento con cláusula que otorga al arrendatario una opción de compra del bien arrendado al término del contrato.

g) Colocaciones por factoring

Las colocaciones por factoring se valúan al valor de adquisición de los créditos. La diferencia de precio generada en la cesión, se devenga en el período de financiamiento. La responsabilidad por el pago de los créditos es del cedente.

h) Inversiones financieras

Las inversiones en instrumentos financieros con mercado secundario que mantiene el Banco, se presentan ajustadas a su valor de mercado de acuerdo con instrucciones específicas de la Superintendencia de Bancos e Instituciones Financieras. Dichas instrucciones exigen reconocer tales ajustes contra los resultados del ejercicio, salvo que se trate de cartera que tenga la cualidad de permanente, caso en que, sujeto a ciertos límites, se permite realizar tales ajustes directamente contra la cuenta patrimonial "Fluctuación de valores de inversiones financieras".

La aplicación de dicho ajuste significó un abono neto a los resultados del ejercicio ascendente a MM$1.324,3 (cargo neto de MM$39,4 en 2001), monto que se incluye en los resultados operacionales correspondientes a la "Utilidad o Pérdida por intermediación de documentos". El ajuste de la cartera permanente, por su parte, significó un cargo neto al patrimonio durante el período 2002 de MM$854,7 (cargo neto en el período 2001 de MM$55,8 histórico).

Las demás inversiones correspondientes a instrumentos financieros se presentan al valor de adquisición, más sus reajustes e intereses devengados.

ii) Activo fijo físico

El activo fijo se presenta valorizado al costo, corregido monetariamente y neto de depreciaciones calculadas linealmente sobre la base de los años de vida útil de los respectivos bienes.

j) Menor valor de inversiones en sociedades

El menor valor de inversiones en sociedades y el sobreprecio pagado en la adquisición de los activos, derechos, bienes y contratos de la División de créditos de consumo Corfinsa, se amortizan en un plazo de diez años.

En 2002 se efectuó la amortización total del menor valor de inversión, generado en la compra de Financiera Condell S.A., lo que generó un mayor cargo a los resultados del ejercicio, ascendente a MM$13.212,6.

La proporción del menor valor originado en el reconocimiento de la calidad de cartera en la compra de Financiera Condell S.A. se amortiza en un período de seis años a partir del 1º de agosto de 1999, de acuerdo con instrucciones de la Superintendencia de Bancos e Instituciones Financieras.

k) Provisiones por activos riesgosos

Las provisiones exigidas para cubrir los riesgos de pérdida de los activos (Nota 6) han sido constituidas de acuerdo con las normas de la Superintendencia de Bancos e Instituciones Financieras. Los activos se presentan netos de tales provisiones o demostrando la rebaja, en el caso de las colocaciones.

l) Provisiones voluntarias

De acuerdo con lo dispuesto en la Ley General de Bancos, las instituciones financieras pueden constituir provisiones especiales, denominadas "provisiones voluntarias", que pueden ser computadas como patrimonio efectivo para el cumplimiento de diversas regulaciones contenidas en esa Ley. El monto que se mantiene constituido al cierre de cada ejercicio y sus efectos en los resultados, se muestra en el Balance General y en el Estado de Resultados.

m) Impuestos diferidos

Los efectos de impuestos diferidos por las diferencias temporales entre el balance tributario y el balance financiero, se registran sobre base devengada, de acuerdo al Boletín Técnico Nº 60 del Colegio de Contadores de Chile A.G. y sus complementos, y con instrucciones de la Superintendencia de Bancos e Instituciones Financieras. De acuerdo al Boletín Técnico Nº 71 del Colegio de Contadores de Chile A.G., a partir del 2001 los impuestos diferidos se contabilizan aplicando la tasa de impuesto a la renta del año en que se reversará la correspondiente diferencia temporaria que le dio origen.

n) Vacaciones del personal

El costo anual de vacaciones y los beneficios del personal se reconocen sobre base devengada.

ñ) Efectivo y efectivo equivalente

Para los propósitos del estado de flujo de efectivo, se ha considerado como efectivo y efectivo equivalente, el saldo del rubro disponible, según lo determina el Capítulo 18-1 de la Recopilación actualizada de Normas Bancos y Sociedades Financieras.

NOTA 2 - CAMBIO CONTABLE

De acuerdo a lo establecido en la Circular Nº 3.196 de la Superintendencia de Bancos e Instituciones Financieras, a contar del 31 de octubre de 2002 el Banco modificó el tratamiento contable para las inversiones en letras de crédito de propia emisión y el pasivo asociado a ellas. Este nuevo criterio contable consiste en reemplazar el activo y el correspondiente pasivo por una contabilización en cuentas de orden, y dar reconocimiento a un activo o pasivo diferido por el mayor o menor valor pagado en compras de letras de crédito de propia emisión, el cual se amortizará contra resultados de acuerdo al plazo remanente de las correspondientes letras de crédito. Este cambio contable no tuvo un efecto significativo en los resultados del ejercicio.

NOTA 3 - HECHOS RELEVANTES

En Junta Extraordinaria de Accionistas de CORPBANCA celebrada el 13 de septiembre de 2002, reducida a escritura pública ante la Notaría de José Musalem Saffie con fecha 4 de octubre de 2002, se adoptaron los siguientes acuerdos:

1. Aumentar el capital de CORPBANCA en MM$107.274,0, mediante la emisión de 56.460.000.000 acciones de pago, sin valor nominal, al precio de UF 0,000115727698815618 cada una.

2. Efectuar la inscripción de CORPBANCA y de sus acciones en el Mercado de Empresas Emergentes, con el objeto que sus acciones sean transadas en dicho mercado.

La reforma de estatutos de CORPBANCA fue aprobada por Resolución Nº 107 de la Superintendencia de Bancos e Instituciones Financieras, de fecha 15 octubre de 2002.

Con fecha 28 de octubre de 2002, la Bolsa de Comercio de Santiago, procedió a inscribir a CORPBANCA y sus acciones en el Mercado de Acciones Emergentes de esta institución.

La colocación de acciones relacionada al aumento de capital mencionado, se efectuó durante los meses de noviembre y diciembre de 2002. Este proceso reportó una recaudación de MM$109.007,1.

NOTA 4 - OPERACIONES CON PARTES RELACIONADAS

De conformidad con las disposiciones de la Ley General de Bancos y las instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras, se consideran vinculadas a las personas naturales o jurídicas que se relacionan con la propiedad o gestión de la Institución, directamente o a través de terceros.

a) Créditos otorgados a personas relacionadas

Al 31 de diciembre de 2002 y 2001, los créditos otorgados a personas relacionadas se componen como sigue:

	Cartera vigente		Cartera vencida		Total		Garantías (*)	
	2002 MM$	**2001** MM$	**2002** MM$	**2001** MM$	**2002** MM$	**2001** MM$	**2002** MM$	**2001** MM$
A empresas productivas	20.607,8	20.446,4	-	-	20.607,8	20.446,4	15.003,9	14.769,7
A sociedades de inversión	2.065,9	4.047,7	-	-	2.065,9	4.047,7	463,0	503,9
A personas naturales (**)	368,5	190,4	-	-	368,5	190,4	163,5	65,6
Total	23.042,2	24.684,5	-	-	23.042,2	24.684,5	15.630,4	15.339,2

(*)Incluye sólo aquellas garantías válidas para el cálculo de límites individuales de crédito de que trata el Artículo Nº 84 de la Ley General de Bancos, valorizadas para ese efecto de acuerdo con las instrucciones de la Superintendencia de Bancos e Instituciones Financieras.

(**)Incluye sólo las obligaciones de personas naturales cuyas deudas son iguales o superiores al equivalente de tres mil Unidades de Fomento.

b) Otras operaciones con partes relacionadas

Durante los ejercicios 2002 y 2001 el Banco ha efectuado las siguientes transacciones con partes relacionadas por montos superiores a 1.000 Unidades de Fomento:

Nombre o razón social	Descripción	Saldos Por cobrar (por pagar) MM$	Efecto en resultados Ingresos MM$	Efecto en resultados Gastos MM$
Evaluadora de Antecedentes S.A.	Servicio de evaluación de clientes	0,1	2,9	3.025,2
Recaudaciones y Cobranzas S.A.	Arriendo de oficinas y servicio de cobranzas	0,1	25,7	1.515,8
Corp Group Interhold S.A.	Asesorías administrativas	3,8	-	1.124,4
Transbank S.A.	Administración tarjetas de crédito	-	-	893,0
Nexus S.A.	Administración tarjetas de crédito	-	-	847,1
Proveedora de Servicios S.A.	Servicio de evaluación de clientes y arriendo de oficinas	-	-	725,3
Redbanc S.A.	Administración red cajeros automáticos	-	-	470,7
Connsultoría y Asesorías Ecco S.A.	Asesorías estudios económicos y financieros	-	-	196,6
Asesorías Santa Josefina Ltda.	Asesorías financieras y administrativas	-	-	129,6
Compañía de Seguros Vida Corp S.A.	Primas de seguros y arriendo de oficinas	11,4	226,0	127,2
	Comisiones de intermediación	138,0	391,0	-
	Asesorías prestadas	-	21,3	-
Sociedad Nacional de Minería	Publicidad en boletín minero	-	-	49,3
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Asesorías en publicidad	-	25,0	-
	Arriendos de oficinas	-	-	30,0

Nombre o razón social 2001:	Descripción	Saldos por cobrar (por pagar) MM$	Efecto en resultados Ingresos MM$	Gastos MM$
Evaluadora de Antecedentes S.A.	Servicio de evaluación de clientes	-	-	3731,8
Proveedora de Servicios S.A.	Servicio de evaluación de clientes y arriendo de oficinas	-	-	1.205,4
Recaudaciones y Cobranzas S.A.	Arriendo de oficinas y servicio de cobranzas	-	3,1	952,1
Nexus S.A.	Administración tarjetas de crédito	-	-	760,3
Corp Group Interhold S.A.	Asesorías administrativas	-	-	600,9
Redbanc S.A.	Administración red cajeros automáticos	-	-	474,5
Transbank S.A.	Administración tarjetas de crédito	-	-	439,7
Servibanca S.A.	Servicio de canje de documentos	-	-	154,9
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Asesorías en publicidad	4,2	41,1	212,5
Asesorías Santa Josefina Ltda.	Asesorías financieras y administrativas	-	-	130,4
Consultoría y Asesorías Ecco S.A.	Asesorías estudios económicos y financieros	-	-	99,7
Sonda S.A.	Arriendo y mantención equipos computacionales	-	-	98,7
Asesorías La Unión S.A.	Asesorías financieras y administrativas	-	-	76,9
Profesionales Asesores Proas Ltda.	Asesoría profesional legal	-	-	74,7
Sociedad Nacional de Minería	Publicidad en boletín minero	-	-	45,4
Red Televisiva Megavisión S.A.	Servicios publicitarios	-	-	41,3
Compañía de Seguros Vida Corp S.A.	Primas de seguros y arriendo de oficinas	-	221,7	33,0
	Comisiones de intermediación	82,7	526,7	-
	Asesorías prestadas	-	13,6	-
BAC Servicios Computacionales Ltda.	Servicios computacionales	-	-	18,0
Corp Factoring S.A.	Arriendo de oficinas	6,3	28,2	-

Estas transacciones se efectuaron de acuerdo a las condiciones normales que imperaban en el mercado al momento de celebrarse los contratos.

NOTA 5 - INVERSIONES EN SOCIEDADES

En el activo fijo se presentan inversiones en sociedades por MM$1.371,9 (MM$1.280,3 en 2001) según el siguiente detalle:

Sociedades	Participación de la institución 2002	Participación de la institución 2001	Patrimonio de la sociedad 2002	Patrimonio de la sociedad 2001	Valor de la inversión 2002	Valor de la inversión 2001	Resultados devengados 2002	Resultados devengados 2001
	%	%	MM$	MM$	MM$	MM$	MM$	MM$
Transbank S.A.	8,72%	8,72%	4.786,4	4.058,3	417,3	353,8	63,8	54,0
Nexus S.A.	12,90%	12,90%	3.385,0	3.199,0	436,8	412,8	24,0	(218,3)
Subtotales					854,1	766,6	87,8	(164,3)

Acciones o derechos en otras sociedades:

Sociedades	Valor de la inversión 2002	Valor de la inversión 2001	Resultados devengados 2002	Resultados devengados 2001
Redbanc S.A.	85,9	87,3	14,2	15,6
Sociedad Interbancaria de Depósitos de Valores S.A.	53,9	44,2	8,9	11,1
Acción Bolsa de Comercio de Santiago	317,1	321,5	45,2	60,5
Acción Bolsa Electrónica de Chile	60,9	60,7	0,3	0,7
Subtotales	517,8	513,7	68,6	87,9
Totales	1.371,9	1.280,3	156,4	(76,4)

NOTA 6 - PROVISIONES

a) Provisiones para cubrir activos riesgosos

Al 31 de diciembre de 2002 el Banco y sus filiales, mantienen provisiones por un total de MM$38.668,1 (MM$33.601,4 en 2001), correspondientes a las provisiones mínimas exigidas por la Superintendencia de Bancos e Instituciones Financieras para cubrir eventuales pérdidas.

El movimiento registrado durante los ejercicios 2001 y 2002 en las provisiones a que se refiere esta letra a) se resume como sigue:

	Provisiones sobre			
	Colocaciones MM$	**Bienes recibidos en pago** MM$	**Otros activos** MM$	**Total** MM$
Saldos al 1º de enero de 2001	26.273,9	476,0	933,0	27.682,9
Ingreso de provisiones por fusión	607,5	-	21,8	629,3
Aplicación de las provisiones	(21.439,2)	(1.571,3)	(855,9)	(23.866,4)
Provisiones constituidas	27.747,7	1.359,6	473,4	29.580,7
Liberación de provisiones	(1.351,5)	(52,3)	-	(1.403,8)
Saldos al 31 de diciembre de 2001	31.838,4	212,0	572,3	32.622,7
Saldos actualizados para fines comparativos	32.793,5	218,4	589,5	33.601,4
Saldos al 1º de enero de 2002	31.838,4	212,0	572,3	32.622,7
Aplicación de las provisiones	(20.650,6)	(3.196,3)	(424,6)	(24.721,5)
Provisiones constituidas	28.577,8	3.037,2	596,6	32.211,6
Liberación de provisiones	(1.843,7)	-	(51,0)	(1.894,7)
Saldos al 31 de diciembre de 2002	37.921,9	52,9	693,3	38.668,1

A juicio de la Administración, las provisiones constituidas cubren todas las eventuales pérdidas que pueden derivarse de la no recuperación de activos, según los antecedentes examinados por la Institución.

b) Provisiones voluntarias

Además de las provisiones para cubrir activos riesgosos señaladas en la letra a) de esta nota, al 31 de diciembre de 2002, la institución no mantiene provisiones voluntarias. Al 31 de diciembre de 2001, mantenía una provisión voluntaria de MM$1.140,4. Por concepto de liberación de estas provisiones genéricas, se ha abonado a los resultados del ejercicio la suma de MM$1.107,2 (MM$154,3 en 2001).

NOTA 7 - PATRIMONIO

a) Patrimonio contable

A continuación se resume el movimiento de las cuentas patrimoniales registrado durante cada ejercicio:

	Capital pagado MM$	Reservas MM$	Otras cuentas MM$	Resultado ejercicio MM$	Total MM$
Saldos al 1º de enero de 2001	120.863,8	1.441,0	174,4	14.668,7	137.147,9
Utilidad del ejercicio anterior	-	14.668,7	-	(14.668,7)	-
Suscripción y pago de acciones	48,9	0,8	-	-	49,7
Revalorización del capital propio	3.748,3	499,4	-	-	4.247,7
Fluctuación de valores de inversiones financieras	-	-	(55,8)	-	(55,8)
Utilidad del ejercicio	-	-	-	28.443,5	28.443,5
Saldos al 31 diciembre de 2001	124.661,0	16.609,9	118,6	28.443,5	169.833,0
Saldos actualizados para fines comparativos	128.400,8	17.108,2	122,2	29.296,8	174.928,0
Saldos al 1º de enero de 2002	124.661,0	16.609,9	118,6	28.443,5	169.833,0
Utilidad del ejercicio anterior	-	28.443,5	-	(28.443,5)	-
Pago de dividendo	-	(14.221,8)	-	-	(14.221,8)
Capitalización de reservas	30.831,6	(30.831,6)	-	-	-
Suscripción y pago de acciones	107.274,0	1.733,1	-	-	109.007,1
Revalorización del capital propio	4.561,6	(58,5)	-	-	4.503,1
Fluctuación de valores de inversiones financieras	-	-	(854,7)	-	(854,7)
Utilidad del ejercicio	-	-	-	35.553,0	35.553,0
Saldos al 31 diciembre de 2002	267.328,2	1.674,6	(736,1)	35.553,0	303.819,7

Acciones suscritas y pagadas

Al 31 de diciembre de 2002, el capital pagado del Banco está representado por 226.909.290.577 acciones ordinarias suscritas y pagadas, sin valor nominal.

Aumento de capital

En Junta Extraordinaria de Accionistas de CORPBANCA celebrada el 13 de septiembre de 2002, reducida a escritura pública ante la Notaría de José Musalem Saffie con fecha 4 de octubre de 2002, se adoptaron los siguientes acuerdos:

·Aumentar el capital de CORPBANCA en MM$107.274,0, mediante la emisión de 56.460.000.000 acciones de pago, sin valor nominal, al precio de UF 0,000115727698815618 cada una.

·La colocación de acciones relacionada al aumento de capital mencionado, se efectuó durante los meses de noviembre y diciembre de 2002. Este proceso reportó una recaudación de MM$109.007,1.

Distribución de utilidades

La Junta General Ordinaria de Accionistas de CORPBANCA, celebrada el 27 de abril de 2001, acordó mantener la utilidad del ejercicio 2000, en la cuenta "Utilidades retenidas por repartir", clasificada en "Otras reservas".

La Junta General Ordinaria de Accionistas de CORPBANCA, celebrada el 25 de febrero de 2002, estableció una política de dividendos consistente en distribuir un 50% de las utilidades repartibles a partir del año 2002, manteniéndose el 50% restante, en la cuenta "Utilidades retenidas por repartir", clasificada en "Otras reservas". Producto de la aplicación de este acuerdo, se aprobó pagar un dividendo de MM$14.221,8, correspondiente al 50% de la utilidad del ejercicio 2001.

b) Capital básico y patrimonio efectivo

De acuerdo con lo dispuesto en la Ley General de Bancos, el capital básico mínimo de una institución financiera no puede ser inferior al 3% de los activos totales, a la vez que el patrimonio efectivo no puede ser inferior al 8% de sus activos ponderados por riesgo. Al cierre de cada ejercicio, el Banco presenta la siguiente situación:

	31 de diciembre de 2002 MM$	2001 MM$	
Capital básico *	268.266,7	145.631,2	
Activos totales computables	2.226.708,9	1.910.043,9	
Porcentaje	12,05%	7,62%	
Patrimonio efectivo **	308.187,8	166.342,6	(1)
Activos ponderados por riesgo	1.840.737,2	1.613.162,0	
Porcentaje	16,74%	10,31%	

*Equivalentes para estos efectos al capital pagado y reservas

**A contar del 30 de junio de 2002, para determinar el patrimonio efectivo deben rebajarse los importes que correspondan a "goodwill" y los que correspondan a inversiones en sociedades en el exterior no consolidadas, y considerar como patrimonio, hasta ciertos límites, los bonos subordinados y las provisiones voluntarias.

(1)En el 2001, según el artículo 66 de la Ley General de Bancos, para determinar el patrimonio efectivo debían rebajarse los importes que correspondan a inversiones en sociedades y al capital asignado a sucursales en el exterior, y considerar como patrimonio, hasta ciertos límites, los bonos subordinados y las provisiones voluntarias.

NOTA 8 - INVERSIONES

Al 31 de diciembre de 2002 y 2001, el Banco y sus filiales mantienen los siguientes saldos incluidos bajo el concepto de inversiones:

a) Inversiones financieras

2002

Instrumentos *	Tipo de cartera			Ajustes a mercado		
	Permanente **	No permanente	Subtotal	Contra resultados	Contra patrimonio	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Banco Central de Chile	-	31.719,4	31.719,4	45,8	-	31.765,2
Tesorería General de la República u otros organismos del Estado	-	124,0	124,0	0,3	-	124,3
Instituciones financieras del país	64.677,5	50.961,0	115.638,5	(79,2)	(572,8)	114.986,5
Otras inversiones en el país	65.046,8	41.710,3	106.757,1	717,8	(106,7)	107.368,2
Inversiones en el exterior	3.759,0	879,0	4.638,0	-	(56,6)	4.581,4
Total	133.483,3	125.393,7	258.877,0	684,7	(736,1)	258.825,6

2001

Instrumentos *	Tipo de cartera			Ajustes a mercado		
	Permanente **	No permanente	Subtotal	Contra resultados	Contra patrimonio	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Banco Central de Chile	-	15.870,3	15.870,3	50,4	-	15.920,7
Tesorería General de la República u otros organismos del Estado	-	38.913,2	38.913,2	(135,5)	-	38.777,7
Instituciones financieras del país	8.491,1	38.530,8	47.021,9	(3,3)	27,4	47.046,0
Otras inversiones en el país	29.500,1	82.638,8	112.138,9	(55,3)	50,0	112.133,6
Inversiones en el exterior	-	6.747,6	6.747,6	-	-	6.747,6
Letras de crédito de propia emisión	11.961,9	45.332,8	57.294,7	345,4	44,8	57.684,9
Total	49.953,1	228.033,5	277.986,6	201,7	122,2	278.310,5

*Clasificación según los emisores u obligados al pago. Este cuadro incluye, a nivel de totales, un monto de MM$42.282,5 (MM$48.514,9 en 2001) por instrumentos vendidos con pactos de retrocompra.

Como se explica en nota 2, a contar del 31 de octubre de 2002, se eliminó la exigencia de registrar las letras de crédito de propia emisión, como una inversión financiera.

[illegible]yen dentro de la cartera permanente los instrumentos cuyo ajuste a valor de mercado se efectúa contra la cuenta "Fluctuación de valores de [illegible] financieras" según lo descrito en nota 1 h).

b) Otras inversiones

	2002 MM$	2001 MM$
Bienes recibidos en pago o adjudicados (*)	11.004,7	9.417,9
Otras inversiones y activos para leasing	22.003,9	6.749,1
Total	33.008,6	16.167,0

(*)Los bienes recibidos en pago se incluyen neto de provisiones constituidas por MM$52,9 al 31 de diciembre de 2002 (MM$218,4 en el 2001). El importe que se muestra en el balance corresponde al valor estimado de realización de estos bienes en su conjunto.

Además de los bienes recibidos en pago o adjudicados que están registrados en el activo, existen otros que fueron castigados y que aún no han sido enajenados. Se estima que estos bienes castigados podrán realizarse en una suma aproximada a MM$192,1.

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NOTA 9 - VENCIMIENTOS DE ACTIVOS Y PASIVOS

a) Vencimientos de colocaciones e inversiones financieras

A continuación se muestran las colocaciones e inversiones financieras agrupadas según sus plazos remanentes. Los saldos incluyen los intereses devengados hasta el 31 de diciembre de 2002 y 2001.

Al 31 de diciembre de 2002:	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
COLOCACIONES (1)					
Préstamos comerciales y otros	695.999,7	244.154,5	186.805,3	128.923,4	1.255.882,9
Créditos hipotecarios para la vivienda	4.152,3	8.081,8	12.669,0	46.583,5	71.486,6
Préstamos de consumo	59.363,8	77.794,8	40.978,8	1.135,5	179.272,9
OTRAS OPERACIONES DE CREDITO					
Préstamos a otras instituciones financieras	22.378,0	-	-	-	22.378,0
Créditos por intermediación de documentos	15.537,4	-	-	-	15.537,4
INVERSIONES FINANCIERAS					
Cartera permanente (2)	10.766,1	31.393,3	45.502,0	45.821,9	133.483,3
Cartera no permanente(3)	126.078,4	-	-	-	126.078,4

Al 31 de diciembre de 2001:	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
COLOCACIONES (1)					
Préstamos comerciales y otros	684.672,4	173.167,7	131.799,1	114.575,9	1.104.215,1
Créditos hipotecarios para la vivienda	3.704,5	7.261,7	10.773,0	37.181,8	58.921,0
Préstamos de consumo	61.820,8	69.220,1	24.350,4	218,9	155.610,2
OTRAS OPERACIONES DE CREDITO					
Préstamos a otras instituciones financieras	26.795,8	-	-	-	26.795,8
Créditos por intermediación de documentos	7.234,7	-	-	-	7.234,7
INVERSIONES FINANCIERAS					
Cartera permanente (2)	-	1.458,8	19.931,8	28.562,5	49.953,1
Cartera no permanente(3)	228.235,2	-	-	-	228.235,2

(1) Considera sólo los créditos efectivos vigentes al cierre del ejercicio con vencimiento en los períodos que se indican. Por consiguiente, se excluyen las colocaciones contingentes y los créditos traspasados a cartera vencida, como asimismo los créditos morosos que no han sido traspasados a cartera vencida que ascendían a MM$10.831,2 (MM$9.432,4 en 2001) de los cuales MM$5.547,3 (MM$5.369,6 en 2001) tenían una morosidad inferior a 30 días.

(2) Incluye documentos que componen la cartera permanente según lo descrito en nota 1 h), sin considerar sus ajustes a valor de mercado y los instrumentos intransferibles.

(3) Incluye el monto total del resto de la cartera de inversiones financieras, con su respectivo ajuste a valor de mercado.

b) Vencimientos de las captaciones, préstamos y otras operaciones de financiamiento

A continuación se muestran las captaciones, préstamos y otras obligaciones, agrupadas según sus plazos remanentes. Los saldos incluyen los intereses devengados hasta el 31 de diciembre de 2002 y 2001.

Al 31 de diciembre de 2002:	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
CAPTACIONES Y OTRAS OBLIGACIONES (*)					
- Depósitos y captaciones	1.073.254,7	11.361,6	1.523,6	1.017,1	1.087.157,0
- Otras obligaciones a plazo	859,7	455,2	193,0	12,1	1.520,0
- Obligaciones por intermediación de documentos	49.627,9	-	-	-	49.627,9
- Obligaciones por letras de crédito	14.141,7	24.333,1	39.674,8	114.618,1	192.767,7
OBLIGACIONES POR EMISION DE BONOS	14.872,8	5.089,8	8.943,9	32.710,7	61.617,2
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:					
- Líneas de créditos por reprogramaciones	2,8	6,3	9,9	17,8	36,8
- Otras obligaciones con el Banco Central	482,1	-	-	-	482,1
- Préstamos de instituciones financieras del país	15.231,1	-	-	-	15.231,1
- Obligaciones con el exterior	96.825,0	2.178,8	-	-	99.003,8
- Otras obligaciones	7.375,8	783,2	1.271,1	1.794,9	11.225,0

Al 31 de diciembre de 2001:

	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
CAPTACIONES Y OTRAS OBLIGACIONES (*)					
- Depósitos y captaciones	999.990,3	12.042,1	2.690,4	978,8	1.015.701,6
- Otras obligacionesa plazo	249,3	593,2	182,5	5,4	1.030,4
- Obligaciones por intermediación de documentos	52.884,5	-	-	-	52.884,5
- Obligaciones por letras de crédito	17.852,0	32.391,0	50.452,7	93.928,5	194.624,2
OBLIGACIONES POR EMISION DE BONOS	876,5	18.117,3	8.266,5	33.949,4	61.209,7
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:					
- Líneas de créditos por reprogramaciones	3,0	6,9	10,9	19,4	40,2
- Otras obligaciones con el Banco Central	191,7	383,3	307,0	-	882,0
- Préstamos de instituciones financieras del país	67.929,5	-	-	-	67.929,5
- Obligaciones con el exterior	63.635,3	1.950,3	975,2	-	66.560,8
- Otras obligaciones	4.935,1	7.391,4	3.265,6	4.077,1	19.669,2

(*)Excluye todas las obligaciones a la vista, las cuentas de ahorro a plazo y las obligaciones contingentes.

NOTA 10 - SALDOS DE MONEDA EXTRANJERA

En los Balances Generales se incluyen activos y pasivos en moneda extranjera o reajustables por la variación del tipo de cambio, por los montos que se indican a continuación:

	Pagaderos en					
	Moneda extranjera		Moneda chilena *		Total	
	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Activos						
Fondos disponibles	43.609,8	45.650,6	-	-	43.609,8	45.650,6
Colocaciones efectivas	385.545,1	268.881,3	23.218,5	45.404,3	408.763,6	314.285,6
Colocaciones contingentes	89.658,8	54.888,6	61,1	35,7	89.719,9	54.924,3
Inversiones Financieras:						
En el país	72.712,2	146.970,8	16.753,4	27.883,5	89.465,6	174.854,3
En el exterior	6.510,6	9.983,3	-	-	6.510,6	9.983,3
Otros activos	86.742,3	135.603,1	-	-	86.742,3	135.603,1
Total activos	684.778,8	661.977,7	40.033,0	73.323,5	724.811,8	735.301,2
Pasivos						
Depósitos y captaciones	198.597,2	238.043,7	-	1.219,1	198.597,2	239.262,8
Obligaciones contingentes	91.186,1	55.729,0	-	-	91.186,1	55.729,0
Obligaciones con el Banco Central de Chile	-	-	-	-	-	-
Obligaciones con bancos del país	-	-	-	4.464,2	-	4.464,2
Obligaciones con bancos del exterior	138.617,3	97.639,9	45,7	76,4	138.663,0	97.716,3
Otros pasivos	297.719,4	338.210,5	-	-	297.719,4	338.210,5
Total pasivos	726.120,0	729.623,1	45,7	5.759,7	726.165,7	735.382,8

*Comprende operaciones expresadas en moneda extranjera y pagaderas en pesos u operaciones reajustables por el tipo de cambio.

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NOTA 11 - OPERACIONES CON PRODUCTOS DERIVADOS

Operaciones con productos derivados mantenidas al cierre del ejercicio 2002 y 2001:

a) Contratos sobre monedas extranjeras

Tipo de operación a futuro	Número de operaciones 2002	Número de operaciones 2001	Monto de los contratos: De hasta tres meses 2002 MUS$	Monto de los contratos: De hasta tres meses 2001 MUS$	Monto de los contratos: De más de tres meses 2002 MUS$	Monto de los contratos: De más de tres meses 2001 MUS$
Mercado local:						
- Forward de monedas extranjeras	106	145	53.160	23.581	289.744	423.115
Mercado externo:						
- Forward de monedas extranjeras	16	4	350	-	11.287	3.128

El monto se refiere a los dólares comprados o vendidos o al equivalente en dólares de la moneda extranjera comprada o vendida a futuro, en su caso. Los plazos corresponden al de duración de los contratos desde la fecha de la operación.

b) Contratos sobre el valor de algún sistema de reajustabilidad autorizado (SRA) y sobre tasas de interés en moneda chilena.

Tipo de operación a futuro	Número de operaciones		Monto de los contratos: De hasta tres meses		Monto de los contratos: De más de tres meses	
	2002	2001	2002 MM$	2001 MM$	2002 MM$	2001 MM$
- Forward en SRA/pesos comprados	1	2	669,8	1.675,1	-	-
- Contratos sobre tasas de interés en UF vendidos a tasa fija	-	1	-	-	-	670,0

NOTA 12 - CONTINGENCIAS, COMPROMISOS Y RESPONSABILIDADES

a) Compromisos y responsabilidades contabilizadas en cuentas de orden

La Institución mantiene registrados en cuentas de orden, los siguientes saldos relacionados con compromisos o con responsabilidades propias del giro:

	2002 MM$	2001 MM$
Valores en custodia	388.516,8	610.259,0
Cauciones otorgadas por el Banco	170.046,4	138.696,0
Créditos aprobados y no desembolsados	76.540,0	78.284,0
Cobranzas del exterior	21.762,1	26.783,6
Documentos en cobranza del país	16.495,5	46.680,4
Contratos entregados en garantía a Corfo	-	149,6

...ción anterior incluye sólo los saldos más importantes. Las colocaciones y obligaciones contingentes se muestran en el Balance General.

b) Juicios pendientes

Al 31 de diciembre del 2002 y 2001 el Banco tiene juicios pendientes en su contra por demandas relacionadas con créditos y otros, los que en su mayoría, según la fiscalía del Banco, no presentan riesgos de pérdidas significativas para el Banco.

Ante el Quinto Juzgado del Crimen de Santiago, en causa por Delito de Estafa Rol Nº 149913-7, en virtud de querella criminal en estado de sumario interpuesta, por Banco del Estado de Chile, causa en la cual Corp Corredores de Bolsa S.A. no es parte, se incautó ,en opinión de la Sociedad, indebidamente el Deposito a Plazo Nº 00243145 por la suma de MM$42,9, que Concepción S.A. Corredores de Bolsa, hoy Corp Corredores de Bolsa S.A., había adquirido de su primer beneficiario, por considerarse "cuerpo del delito". Dicho depósito a plazo de encuentra íntegramente provisionado en los estados financieros de la sociedad.

c) Otras obligaciones

· CORPBANCA está facultada para traspasar a sus clientes las obligaciones por derechos de aduana diferidos originados en la importación de bienes para leasing, traspasos que se materializan previa autorización del Servicio Nacional de Aduanas. Al 31 de diciembre del 2002, el Banco ha traspasado a sus clientes obligaciones por derechos de aduana diferidos por un monto de MM$1.844,5 (MM$1.817,4 en 2001).

· Al 31 de diciembre del 2002, los contratos de leasing suscritos cuyos bienes no han sido entregados ascienden a MM$46.216,2 (MM$5.937,8 en 2001).

· En cumplimiento al artículo 30 y 31 de la Ley Nº 18.045 (Ley de Mercado de Valores), Corp Corredores de Bolsa S.A. ha constituido una garantía a tráves de la Compañía de Seguros de Crédito Continental S.A., por un monto de UF 4.000, con vencimiento al 22 de abril de 2003, designándose a la Bolsa de Comercio de Santiago, Bolsa de Valores depositario y custodio de dicha póliza.

· Adicionalmente con fecha 6 de junio de 2002, se contrató una Póliza de Seguros, en la modalidad de Coaseguro, con Chubb de Chile Compañía de Seguros Generales S.A. en un 60% (Líder) y Compañía de Seguros Generales Cruz del Sur S.A. (Participe), en un 40%, a objeto prever posibles situaciones de infidelidad funcionaria, siendo su cobertura ascendente a US$1.000.000, El vencimiento de esta póliza es el 31 de mayo de 2003, cuyo beneficiario directo es Corp Corredores de Bolsa S.A.

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Con el objeto de cumplir con lo dispuesto en los artículos 58 letra d) del DFL Nº 251, de 1931, en que señala que "los Corredores de Seguros, para ejercer su actividad deben cumplir el requisito de contratar pólizas de seguros que determine la Superintendencia de Valores y Seguros, para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas de su actividad y, especialmente de los perjuicios que puedan ocasionar a los asegurados que contraten por su intermedio", es que la Sociedad tienen contratadas con la Compañía de Seguros Chilena Consolidada, las siguientes pólizas, cuyo inicio de vigencia es 15 de abril de 2002 y vencimiento 14 de abril de 2003:

Póliza	Materia asegurada	Monto asegurado UF
1681043	Responsabilidad civil	60.000
1681044	Garantía	500

Con fecha 6 de junio de 2002, se contrató una póliza de seguros con CHUBB de Chile Compañía de Seguros Generales S.A., a objeto de preveer posibles situaciones de infidelidad funcionaria, siendo su cobertura ascendente a MUS$1.200 y su vencimiento es el 31 de mayo de 2003, cuyo beneficiario directo es Corp Administradora de Fondos Mutuos S.A..

Con fecha 10 de enero de 2002, Corp Administradora de Fondos Mutuos S.A. ha contratado las siguientes pólizas de seguro de garantía para Administradoras Generales de Fondos, para garantizar el fiel cumplimiento de las obligaciones de la Administradora, por la administración de fondos de terceros y la indemnización de los perjuicios que de su inobservancia resulten de acuerdo a lo previsto en el artículo 226 de la Ley N° 18.045, siendo su vencimiento el 10 de enero de 2003.

Póliza N°	Fondo Mutuo Corp	Cobertura en UF
013639	Eficiencia	10.000
013640	Más Ingreso	10.000
013641	Acciones	10.000
013642	Selecto	10.000
013643	Más Futuro	25.932
013644	Latinoamérica	10.000
013632	Global Markets	10.000
013633	Emerging Markets	10.000
013634	Más Valor	10.000
013635	Oportunidad	52.870
013636	Asia	10.000
013637	Technocom	10.000
013638	Commodities	10.000
013645	USA	10.000
013646	Biotech	10.000

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Respecto a lo expuesto anteriormente y producto del inicio de las operaciones del Fondo Mutuo Corp Dólar, el día 9 de octubre de 2002, Corp Administradora de Fondos Mutuos S.A.. Ha contatado con fecha 7 de octubre de 2002, la póliza de seguro de garantía Nº 015084, cuya cobertura asciende a UF 10.000, siendo su vencimiento el 10 de enero de 2003.

Dichas pólizas fueron tomadas con la Compañía de Seguros Mapfre Garantías y Crédito S.A.

CORPBANCA es el representante de los beneficiarios de la garantía de los Fondos indicados anteriormente.

NOTA 13 - COMISIONES

El monto de los ingresos y gastos por comisiones que se muestra en el estado de resultados corresponde a los siguientes conceptos:
Comisiones percibidas o pagadas por:

	Ingresos		Gastos	
	2002 MM$	**2001** MM$	**2002** MM$	**2001** MM$
Cuentas corrientes	5.363,2	5.055,2	26,9	23,5
Comisiones convenio	3.357,5	1.768,1	-	-
Remuneración y comisiones Fondos Mutuos	2.514,1	3.152,3	-	132,3
Corretaje de seguros	1.962,2	1.085,0	-	-
Tarjetas de créditos	1.571,9	1.645,4	1.614,6	1.308,7
Cartas de crédito, avales, fianzas y otras operaciones contingentes	1.415,2	1.529,6	257,0	87,9
Red de cajeros automáticos	1.260,3	1.099,9	236,7	17,3
Comisiones por recaudación	1.213,8	230,8	-	-
Líneas de crédito	1.063,8	864,8	-	-
Comisiones sobre operaciones de crédito	962,0	413,4	-	-
Servicios a clientes	466,7	571,1	208,3	283,9
Cobranzas de documentos	286,1	307,2	20,8	21,6
Comisiones por operaciones en rueda	226,4	137,7	63,0	0,2
Operaciones factoraje	99,2	457,6	-	-
Derechos de Bolsa	37,9	27,0	32,0	27,8
Comisiones de confianza y custodia	17,4	16,0	-	-
Otros	374,5	570,6	49,6	59,8
Total	22.192,2	18.931,7	2.508,9	1.963,0

Las comisiones ganadas por operaciones con letras de crédito se presentan en el estado de resultados en el rubro Ingresos por intereses y reajustes.



NOTA 14 - GASTOS NO OPERACIONALES

El detalle de los gastos no operacionales es el siguiente:

	2002 MM$	2001 MM$
Amortización mayor valor pagado compra Financiera Condell S.A.	16.994,3	3.569,7
Amortización mayor valor pagado compra cartera Corfinsa	1.120,2	1.086,8
Amortización mayor valor pagado inversiones en sociedades	124,5	124,4
Castigos otros activos	1.796,6	2.281,5
Otros	549,6	404,4
Total	20.585,2	7.466,8

NOTA 15 - IMPUESTO A LA RENTA E IMPUESTOS DIFERIDOS

a) Impuesto a la renta

La provisión para impuesto a la renta de primera categoría, ascendente a MM$666,1 (MM$542,7 en 2001), corresponde al gasto originado por las filiales del Banco. Al 31 de diciembre de 2002 y 2001 el Banco no provisionó Impuesto a la Renta de Primera Categoría, por existir pérdidas tributarias acumuladas. Estas pérdidas pueden ser imputadas a futuras utilidades tributarias, sin plazo de expiración.

b) Impuestos diferidos

De acuerdo con lo descrito en Nota 1 m), el Banco aplicó los criterios contables del Boletín Técnico N° 60 del Colegio de Contadores de Chile A.G. y sus complementos. De acuerdo al Boletín Técnico N° 71 del Colegio de Contadores de Chile A.G., a partir del 2001 los impuestos diferidos se contabilizan aplicando la tasa de impuesto a la renta del año en que se reversará la correspondiente diferencia temporaria que le dio origen.

A continuación se presentan los impuestos diferidos originados por las siguientes diferencias temporarias:

	Saldos al		Saldos al	
	01-01-2002 MM$ (histórico)	31-12-2002 MM$	01-01-2001 MM$	31-12-2001 MM$
Diferencias deudoras:				
Pérdida tributaria	15.032,7	7.517,2	24.179,4	15.483,7
Provisión global de cartera	4.103,8	5.078,5	3.203,1	4.226,9
Diferencia de precio no devengada	2.344,1	2.025,1	114,4	2.414,4
Devengo de intereses suspendido	438,2	468,4	487,8	451,4
Otras provisiones	465,6	351,1	807,5	479,5
Otras	226,2	135,7	181,2	233,0
Subtotal	22.610,6	15.576,0	28.973,4	23.288,9
Saldo cuenta complementaria	(15.053,3)	(7.523,8)	(24.222,2)	(15.504,9)
Diferencia neta	7.557,3	8.052,2	4.751,2	7.784,0
Diferencias acreedoras:				
Depreciación activo fijo	(230,0)	(235,4)	(786,9)	(236,9)
Otras	(97,0)	(292,7)	475,1	(99,9)
Subtotal	(327,0)	(528,1)	(311,8)	(336,8)
Saldo cuenta complementaria	139,1	76,6	519,0	143,3
Diferencia neta	(187,9)	(451,5)	207,2	(193,5)

El efecto del gasto tributario neto durante el período se compone de la siguiente forma:

Concepto	2002 MM$	2001 MM$
Gasto tributario corriente	(666,1)	(542,7)
Efecto por activos o pasivos por impuesto diferido del período	(7.235,7)	(5.709,5)
Efecto por amortización de cuentas complementarias de activos y pasivos por impuestos diferidos del período	7.467,0	8.341,6
Provisión de valuación	1.926,3	(1.430,9)
Otros	(0,5)	(177,5)
Total	**1.491,0**	**481,0**

NOTA 16 - GASTOS Y REMUNERACIONES DEL DIRECTORIO

En Junta Ordinaria de Accionistas celebradas el 25 de febrero de 2002 y el 27 de abril de 2001, se acordó no pagar remuneraciones al Directorio.

NOTA 17 - HECHOS POSTERIORES

En el período comprendido entre el 1º y el 16 de enero de 2003 no han ocurrido hechos posteriores que afecten significativamente los estados financieros.

Carlos Opazo Lara
Gerente de Contabilidad

Mario Chamorro Carrizo
Gerente General



Memoria 2001

Versión en Español

English Version

CORPBANCA



Indice

Carta del Presidente



El año 2001 se mostró en línea con el esquema estratégico de posicionamiento para el banco en el mediano y largo plazo.
Corp Banca se encuentra hoy entre los tres mejores bancos en términos de eficiencia, al mismo tiempo que exhibió uno de los más altos crecimientos en préstamos. Como consecuencia de lo anterior, la utilidad hacia fin de año alcanzó a $28.444 millones, lo que representa un retorno sobre el capital [illegible] que prácticamente duplica las utilidades del año [illegible].

En la carta del Presidente del año [illegible] hice un recuento breve de las actividades desarrolladas por Corp Group desde que adquiere el Banco Concepción en [illegible] [illegible] que la eficiencia [illegible] la variable distintiva de desarrollo futuro del banco. La razón de eficiencia de [illegible] para el año, muestra los avances que en esta materia se han alcanzado. Sin embargo, el concepto de eficiencia no se refleja sólo en el actuar interno de la organización. Entendemos también que este concepto está en la mente de nuestros clientes, para los cuales estamos desarrollando importantes iniciativas. Quizás la de mayor visibilidad durante el año 2001 fue el lanzamiento de la cuenta TEN que, junto con ser un producto de primer nivel para nuestros consumidores, encierra la idea de una comunicación fácil y permanente entre el banco y nuestros clientes, ya sea a través de un teléfono o una agenda con la consiguiente ganancia de tiempo y calidad de la comunicación.

Los desafíos futuros no son menores. Todos ellos se refieren a reforzar los logros del banco, enfatizando aún más los incrementos de la productividad, el crecimiento en los negocios y la mantención de niveles de riesgo acordes a los segmentos en los que el banco incursiona. En la medida que se cumpla lo anterior, los niveles de rentabilidad seguirán incrementándose. Como es de imaginar lo anterior no es una tarea fácil, pero nuestros resultados recientes nos dejan bastante optimistas respecto de la factibilidad de alcanzarlas y darle a Corp Banca el sitial de liderazgo que se merece y que ya está alcanzando.

Aprovecho esta oportunidad para agradecer a los ejecutivos y empleados de la Compañía quienes han hecho posible los avances que ha mostrado el banco y los invito a reforzar con empeño y espíritu de pertenencia a la organización.



Carlos Abumohor Touma
Presidente

Directorio

Presidente
Carlos Abumohor Touma.

1er Vicepresidente
Alvaro Saieh Bendeck

2do Vicepresidente
Jorge Andrés Saieh Guzmán

Directores
Fernando Aguad Dagach
Julio Barriga Silva
Rene Cortazar Sanz
Juan Pablo Díaz Cumsille
Odde Rishmague Rishmague
Francisco Rosende Ramírez
Jorge Selume Zaror
Hernán Somerville Senn

Director Suplente
Juan Rafael Gutiérrez



Alvaro Saieh Bendeck, 1er Vicepresidente — Jorge Andrés Saieh Guzmán, 2do Vicepresidente — Fernando Aguad Dagach, Director — Julio Barriga Silva, Director — Rene Cortázar Sanz, Director — Juan Pablo Díaz Cumsille, Director

Administración Superior

Gerente General
Mario Chamorro Carrizo

Gerente Division Grandes Empresas
Marcelo Achond[illegible]

Gerente Div[illegible]esas
[illegible]

[illegible] Finanzas, Internacional y Empresas Corporativas
Christián Schiessler [illegible]

Gerente Divi[illegible]
y [illegible]
[illegible] González

[illegible]ón Leasing y Factoring
Pedro Larraín Ibañez

Gerente División Produ[illegible]
Julio Henríqu[illegible]

[illegible]
[illegible]anizacional
[illegible] Brito Bahamonde

Gerente División Ries[illegible]
Christián Samsi[illegible]

[illegible]gística
[illegible]amaria Torres

Gerente División Informática
Armando Ar[illegible]oiro

Gerente de Banca Electrónica
Mauricio Castro Figueroa

Gerente de Planificación y Control de Gestión
Camilo Morales Riquelme

Gerente Contralor
Jorge Serra Sepúlveda

Gerente de Servicios Legales
Cristian Canales Palacios

Asesor Estratégico
Héctor Valdes Ruiz



Odde Rishmague Rishmague, Director — Hernán Somerville Senn, Director — Francisco Rosende Ramírez, Director — Juan Rafael Gutiérrez, Director Suplente — Jorge Selume Zaror, Director — Mario Chamorro Carrizo, Gerente General

CORPBANCA

Gestión del año





CORPBANCA

[illegible] ECONÓMICO AÑO 2001

[illegible] el año 2001 la economía chilena mostró una desaceleración en su tasa de crecimiento del Producto [illegible] Bruto, la cual según estimaciones de consenso [illegible] niveles cercanos al 3,0%, cifra que contrasta con el [illegible] durante el año 2000. Considerando las expectativas [illegible] complejo ambiente financiero internacional, [illegible] después de los trágicos sucesos de [illegible] el ambiente de negocios de todo el mundo occidental así como la comprometida situación [illegible] aun vive Argentina, tal desaceleración no resulta sorprendente. [illegible] un argumento adicional proviene de la evolución del [illegible] por cuanto la estimación de crecimiento para la [illegible] agregada en el año 2001 no supera el 1,0%, mientras [illegible] la expansión de esta variable llegó al 6,6%.

La desaceleración del gasto interno se basa en una [illegible] acción del crecimiento en sus principales componentes [illegible] consumo privado y la formación bruta de capital fijo. [illegible] caso la tasa de crecimiento pasó desde un 4,1% en [illegible] valor inferior al 3,0% en el 2001. Asimismo en [illegible] inversión, el crecimiento se redujo desde un 4,3% [illegible] que tampoco superó el 3,0%. Es importante [illegible] evolución del consumo privado sigue siendo [illegible] otros años, la evolución del empleo y el [illegible] en los salarios reales. [illegible] cuando la [illegible] de la actividad reduce las [illegible] ades de empleo y éste a su vez restringe el crecimiento [illegible] incertidumbre en materias como los cambios a [illegible] que en definitiva hacia finales de año se tradu [illegible] ficación al cuerpo legal que *favorece la [illegible] ratos, sin lugar a dudas redujo las* [illegible] del empleo en forma relevante. Es así [illegible] desempleo promedio para el año alcanzó a un 9,3% vs. [illegible] del año 2000, resultado alcanzado gracias a iniciativas gubernamentales de generación de empleo inorgánico. Complementando la anterior, los salarios reales crecieron en un 2,0% durante el año, en comparación con un 1,4% en el año 2000, lo que mantuvo prácticamente estable el nivel de la masa salarial de la economía.

Producto de esta situación y de las perspectivas futuras acerca de la actividad, el Banco Central indujo varias reducciones en la tasa de interés a través del manejo de la tasa de instancia, la cual pasó desde un 5,0% real en enero de 2001 a un 3,9% en diciembre de 2001 (también real) sin resultados concretos en el corto plazo, por cuanto las expectativas de deterioro en la situación económica siguieron afectando las decisiones privadas, lo cual redundó en la mencionada desaceleración de la inversión. Tampoco pudo revertir los efectos sobre el gasto agregado la evolución de las cuentas fiscales. De hecho la situación fiscal pasó desde un 0,1% del PIB en el año 2000, a un déficit estimado en un 0,5%. La cuenta corriente de la Balanza de Pagos revela también una cierta estabilidad del ahorro externo, por cuanto el déficit se mantuvo en niveles similares a los registrados durante el año 2000 (1,4% del PIB).

Los efectos de la desaceleración del gasto se hacen también evidentes al analizar el comportamiento de la tasa de inflación, la cual pasó desde un 4,5% a un 2,6%, a pesar de registrar el año una devaluación del peso del orden del 17%, lo cual es particularmente relevante si se toma en consideración la ponderación que los bienes transables tienen en el IPC. Es importante destacar que dicha devaluación tiene su origen fundamentalmente en las expectativas de contagio que ha infringido sobre la región la situación de los países sudamericanos, especialmente Argentina, y no obedece a cambios en los fundamentos de la economía chilena, en donde la inversión extranjera directa recibida durante el año *superó los US$ 4 mil millones, cifra que se compara favorablemente con* los US$ 3,7 mil millones recibidos durante el año 2000. Asimismo, las reservas internacionales se mantuvieron en niveles cercanos a los US$ 14,5 mil millones y la deuda externa total se mantuvo prácticamente invariable.

[illegible] estructuras fundamentales de la economía se produjeron [illegible] legales importantes que tuvieron y seguirán teniendo [illegible] la forma en que la actividad se articula. Así, por ejemplo, se establecieron modificaciones a los cuerpos legales que regulan al mercado de capitales chileno permitiendo el [illegible] agentes al mercado del ahorro previsional voluntario, la [illegible] de la administradora de fondos múltiples en el mercado de fondos mutuos, cambios tributarios que redujeron las tasas marginales aplicables a las personas y la eliminación del impuesto a las ganancias de capital.

De este modo, la economía chilena comienza el año [illegible] una base de sustentación importante, inspirada en cambios [illegible] que buscan un efecto pro actividad en un contexto regional en [illegible] país mantiene una posición de liderazgo, con una situación macroeconómica ordenada, que lo transforma en una atractiva oportunidad de inversión, tal como lo ha demostrado el comportamiento reciente de la inversión extranjera directa. En la medida que la situación de los países vecinos se estabilice y mejoren marginalmente las diferentes situaciones por las [illegible] están atravesando las principales economías desarrolladas del mundo, la economía chilena evolucionará en forma [illegible] pero sobre una mejor base positiva y muy superior al promedio de los países de la región.

En el corto plazo, la situación proyectada para el año 2002 no resulta sustancialmente distinta a la del año 2001 en materia de crecimiento, aun cuando la distribución a lo largo del año sería diferente, partiendo de bajas tasas de crecimiento al principio y cerrando con niveles cercanos al 5,0% hacia el último trimestre del año, [illegible] con la capacidad de expansión que estaría mostrando el producto potencial de la economía. Por la misma razón se espera [illegible] una gradual recuperación del empleo y por lo tanto uno de los principales sustentos del gasto interno de la [illegible]. Con un valor más estable de la moneda reflejado en un tipo de cambio menos volátil se espera un comportamiento marginalmente al alza de los precios como consecuencia de una expansión del gasto superior al producto.

SISTEMA FINANCIERO EN EL AÑO 2001

Durante el año 2001, el sistema financiero presentó un comportamiento bastante dinámico, sobre todo en lo referente a cambios normativos y el otorgamiento de nuevas licencias bancarias.
Dentro de los conceptos antes señalados cabe mencionar la modificación a la Ley General de Bancos, en donde se establece que las Instituciones Financieras que operan en el país se encuentran posibilitadas (previa solicitación y autorización por parte de la SBIF) de efectuar operaciones de factoraje. Conjuntamente con la inclusión de estas operaciones, la SBIF autorizó a los bancos para actuar como agentes de venta de seguros estandarizados. Otro de los cambios de mayor relevancia durante el año 2001, fue la rebaja del capital mínimo exigido a las instituciones financieras desde 800 mil a 400 mil Unidades de Fomento, aunque con sujeción, en el caso de bancos que deciden operar con 400 mil unidades de fomento, a requisitos superiores de índice de Basilea.
Por otra parte, durante el año 2001 la SBIF autorizó la creación de tres nuevas entidades financieras: Banco HNS, Banco Ripley y Banco Monex. Finalmente, también durante el año 2001, se autorizó la fusión entre los bancos de Chile y de A. Edwards, la que crea la institución financiera más importante del sistema, con una participación ligeramente superior al 20% en el mercado de los préstamos.

Ahora bien, en términos de nivel de actividad e indicadores, el sistema financiero chileno presentó un comportamiento disímil. Mientras que los indicadores de actividad variaron en línea con la economía, la rentabilidad mostró un alza con relación a lo evidenciado a fines del año 2000, retomando los niveles que exhibía con anterioridad a la crisis asiática.



Las colocaciones, el indicador tradicional de la actividad, mostró un

[illegible] [illegible]ual superior al producto interno. Durante el año [illegible] [illegible] de colocaciones (netas de interbancarias) creció en un [illegible], cifra superior a la expansión esperada de 3,0% del PIB. Sin embargo, parte importante de este [illegible]nto se explica en el aumento del tipo de cambio [illegible]n contable más allá de la inflación. Bajo el supu[illegible]ación del tipo de cambio hubiese sido [illegible], [illegible] de créditos hubiese sido de un 4,9%.



Al efectuar un [illegible] desagregado de las colocacion[illegible] del sistema financiero [illegible] apreciar que los créditos [illegible] a las [illegible] explican el crecimiento. Aquellos [illegible] a las personas, si bien aumentaron con respecto a di[illegible] 2000, lo hicieron en menor proporción que aque[illegible]omercial.

De hecho, las [illegible] experimentaron una variación en [illegible], y los créditos destinados a vivienda lo [illegible]. En ambos casos, esta exp[illegible]ón se explica [illegible]significativa por BancoEstado. [illegible] alguna forma, se [illegible] explicado por los altos niv[illegible]empleo a los que el país se ha visto expuesto dura[illegible] dos años y por el clima generalizado de incerti[illegible] actualmente en el ámbito local. En té[illegible] significa, por una parte, un [illegible] [illegible]ciado a estos créditos y, por otra, una [illegible] personas a adquirir compromisos financieros [illegible].

En lo que se refiere a empre[illegible]s operaciones comerciales se expandieron en 8,48% y las de comercio exterior lo hicieron en un 11,94%. Sin embargo, durante el año 2001 las operaciones de leasing fueron las que tuvieron un comportamiento más dinámico, con un aumento de un 28,26%.

Otro elemento rescatable de la gestión de la industria durante el 2001 se encuentra referida a la calidad de la cartera administrada. Según la última información de la SBIF, referente al mes de octubre de 2001, el índice de riesgo del sistema financiero alcanzó a un 1,90%, indicador que se compara positivamente con el 2,08% de igual mes del año 2000. En línea con lo anterior, el indicador de cartera vencida sobre total colocaciones alcanzó al mes de diciembre de 2001 un 1,62%, porcentaje que también denota una mejoría con respecto al 1,73% de diciembre de 2000.

En términos de solidez patrimonial, el sistema financiero nacional se mantiene en sus niveles acostumbrados. El indicador de Basilea aún se ubica a niveles muy por sobre los exigidos, pasando desde un 13,34% en diciembre de 2000 a un 12,73% en diciembre de 2001.


Evolución ROE Sistema
Bancos
20,00%
15,00%
10,00%
5,00%
0,00%
Año
1997
1998
1999
2000
2001

En lo que se refiere a los resultados, éstos confirmaron la tendencia al alza ya evidenciada en el año 2000. La utilidad final aumentó, en comparación con igual período del año anterior, en un 40,62%. Al término del año en análisis el resultado final del sistema financiero ascendió a $568 mil millones. Este incremento, implicó que la rentabilidad sobre el capital del sistema subiera desde un 12,7% para el año 2000 a un 17,7% para el 2001.

El mayor resultado respecto al año anterior se explica por diferentes [illegible]. En primer lugar, el sistema en el año 2001 fue de un [illegible]año superior al del año anterior. En segundo lugar, la caída de tasas de interés decretada por el [illegible] Central produjo una ganancia no recurrente en la valoración [illegible] inversiones de los bancos. Tercero, se observa [illegible] permanente de los bancos en la reducción [illegible] permitido crecer a costos marginales [illegible]. En cuarto término, la constitución de provisiones ha provocado un menor impacto al esperado como consecuencia de una estructura de cartera sana [illegible]ue había sido sometida a limpieza en años anteriores. De [illegible] bajo resultado del año 1999 se explica por la alta cons[illegible] provisiones efectuadas en ese momento.

Otro elemento digno de [illegible] el notorio incremento en la utilización, [illegible] de los bancos, de los servicios prestados a través de Internet. Según las últimas esta[illegible]ticas publicadas por la SBIF, referidas al mes de junio [illegible], el número de visitas se incrementó, en doce meses, [illegible] las consultas de saldos en un 137% y las transferen[illegible]ntas, en un 875%.

Finalmente, el año [illegible] también por el aumento en la utilización de los [illegible] de pago no tradicionales. A fines del año [illegible]ciones con tarjetas de cré[illegible] aumentaron en [illegible] transacciones automáticas lo [illegible] en un 101% y las transacciones con tarjetas de débito [illegible]

CORPBANCA [illegible]

[illegible] gestión de Corp Banca en el año 2001, si bien [illegible], es un paso más en la estrategia seguida por la institución desde que fuera adquirida por [illegible] Group a fines del año 1995.

Apoyado firmemente en un mayor nivel de eficiencia, la utilidad acumulada para el año fue de $28.444 millones, cifra un 89% superior a la utilidad obtenida en el año anterior. En conjunto con el incremento de los resultados, el banco evidenció una importante mejora en los niveles de actividad, aumentando sus colocaciones totales en un 17,0%. Asimismo, se alcanzó un liderazgo en la eficiencia, que ubica al banco en el segundo lugar en la industria. Los niveles de riesgo se mantuvieron, mientras que la clasificación de la institución mejoró a A+ para depósitos a largo plazo y a N-1 para depósitos de corta madurez.

RESULTADOS

El resultado de Corp Banca para el año 2001 alcanzó a $28.444 millones, cifra superior en $13.394 millones en términos reales con respecto al año 2000. Del análisis pormenorizado de los resultados se observa que los principales rubros mostraron una evolución positiva, destacándose por segundo año consecutivo la reducción experimentada por los gastos de apoyo operacional.

Los gastos de apoyo, comparados respecto del año 2000, disminuyeron en términos reales en $7.798 millones. Muchos de los factores que explicaron la reducción de este agregado en el año anterior siguieron siendo importantes en el comportamiento, tales como las sinergias logradas en la fusión con Bancondell, el rediseño de los procesos comerciales y operativos y la integración de sucursales geográficamente cercanas que se han unido sin pérdida de clientes para el banco.

Con la disminución de los costos, la razón de eficiencia pasó desde un 62,1% en el año 2000 a un 47,6% en el año 2001, situando al banco como la segunda entidad más eficiente de la plaza.

El resultado operacional, medido como margen bruto también mostró una evolución positiva, explicada en dos hechos. En primer término, el aumento en los niveles de actividad y, en segundo lugar, la reducción en la tasa de instancia del Banco Central que afectó positivamente los resultados en el primer trimestre del año mediante el mayor valor de la cartera de inversiones financieras. El resultado operacional creció en $9.601 millones.

Las provisiones, en tanto, crecieron en $1.321 millones durante el año, parte de las cuales se explican por el mayor volumen de actividad mientras que otra porción es la consecuencia de cambios de clasificación de créditos otorgados a inicios de la década de los noventa a empresas dedicadas a la mediana minería, y que fueron afectadas por el bajo precio del cobre derivado de la depresiva situación económica internacional.

RIESGO CREDITICIO

No obstante lo anterior, el índice de riesgo, medida por excelencia del porcentaje estimado de créditos irrecuperables, se mantuvo entre el término de un año y otro a niveles inferiores al promedio del sistema, lo que resulta particularmente importante dado el bajo desempeño de la economía.



Evolución Indice de Riesgo
4,5%
Año
1998
1999
2000
2001

NIVELES DE ACTIVIDAD

En lo que respecta a los volúmenes de actividad, los préstamos netos de interbancarios crecieron en $199.755 millones, equivalentes a una expansión real del 16,4%. Este incremento le permitió al banco mejorar su participación de mercado en un 0,4%, alcanzando a fin de año un 4,8% del mercado. Dentro de este aumento, los tipos de colocaciones que experimentaron un mayor incremento en términos absolutos fueron las comerciales ($63.942 millones), las de comercio exterior ($27.335 millones) y las colocaciones de leasing ($24.697 millones). Las destinadas a las personas tuvieron un comportamiento dispar, creciendo las destinadas al financiamiento de viviendas ($7.498 millones) y disminuyendo en un monto similar las destinadas al financiamiento de consumo ($7.076 millones), estas últimas como parte del rezago en la limpieza de la cartera adquirida a la ex-Financiera Condell

SOLIDEZ PATRIMONIAL

Los accionistas del banco decidieron capitalizar el 100% de las utilidades obtenidas en el año 2000, incrementando a inicios de año la base patrimonial en $15.016 millones con el doble propósito de fortalecer patrimonialmente el banco y sentar las bases para el crecimiento futuro. El incremento en la base de capital y el fuerte crecimiento de los créditos llevaron al índice de Basilea desde un 10,97% a fines del año 2000 a un 10,31% al último día del año 2001. La capitalización proforma del 50% de las utilidades del banco, de acuerdo a lo que se sugerirá a la Junta de Accionistas, eleva este Indicador a un 11,22%.

CLASIFICACIÓN DE RIESGOS

Durante el año 2001, las clasificadoras de riesgo volvieron a mejorar la clasificación de los instrumentos de oferta publica del banco, como consecuencia la Comisión Clasificadora de Riesgo cambió en la misma dirección dicha clasificación.

Instrumento	Junio 2000	Diciembre 2001
Depósitos a plazo más de un año	A	A+
Depósitos a plazo menos de un año	N-2	N-1
Letras de Crédito	A	A+
Bonos ordinarios	A	A+
Bonos subordinados	A-	A
Acciones	1° Clase Nivel 4	1° Clase Nivel 4

FILIALES

Durante el año 2001 las filiales mantuvieron el buen rendimiento de los últimos años. La administradora de fondos mutuos se destacó a través de una alta rentabilidad e importante participación de mercado. Es así como obtuvo un resultado final de $1.416 millones, generando un retorno sobre el capital invertido del 98,5%, mientras que la participación de mercado llegó a un 6,22%, medida sobre el total de fondos administrados.

La corredora de bolsa alcanzó una rentabilidad del 20,3% basada en una utilidad final de $[illegible] millones, generada por la administración e intermediación de inversiones en renta fija y en las labores habituales de corretaje de acciones y moneda extranjera.

Por su parte, la corredora de seguros generó utilidades por $475 millones. Finalmente, las asesorías financieras le reportaron al banco ganancias por $171 millones.

AVANCES ESTRATÉGICOS

Durante el año 2001 se continuó avanzando con el plan de posicionar al banco entre los lideres de la industria bancaria del país mejorando la eficiencia, robusteciendo su base patrimonial y ampliando la base de negocios de la institución. Esto incluyó las áreas comerciales y de apoyo; en las primeras, se ha fortalecido y consolidado la estructura implementada a inicios del año 2000 que distingue entre segmentos, productos y canales, permitiendo con ello una diferenciación clara y precisa de objetivos, funciones y responsabilidades, elementos fundamentales en el desarrollo eficiente y consecución efectiva de las estrategias definidas para cada uno de ellos. Por su parte, las áreas de apoyo se han estructurado de manera dinámica y flexible teniendo como objetivo clave la mejora de eficiencia, productividad y capacidad de respuesta en la atención y servicios a clientes y las distintas áreas del banco.



Dentro de los avances estratégicos destacados del año 2001 el Banco:

- Desarrollo y lanzamiento al mercado de la primera cuenta corriente que opera como Banca Móvil Transaccional (WAP) llamada Cuenta TEN Corpbanca.

- Incorporación del Factoring al Banco (octubre) que permitirá potenciar el cruce de clientes y productos, profundizando la plataforma de negocios.

- Alianza estratégica con Entel para transmisión de datos.
- Implementación de outsoursing para el procesamiento de datos en IBM de Chile.

- Inicio proyecto del Sistema Bancario Integrado (IBS) el cual permitirá contar con una plataforma de procesamientos de datos y sistemas de información más avanzada de las instituciones financieras.

- Integración de Back Office que prestan servicios a las áreas tradicionales del Banco y algunas filiales, y consolidación del concepto "fábrica de procesos" dentro de las áreas operativasy administrativas.a



Corp Banca y Filiales
Estados Financieros Consolidados

DE DICIEMBRE DE 2001 Y 2000



Deloitte
& Touche

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de
de CORPBANCA

Hemos auditado los balances generales consolidados de CORPBANCA y Filiales al 31 de diciembre de 2001 y 2000 y los correspondientes estados de resultados y de flujo de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de CORPBANCA. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes e informaciones revelados en los estados financieros. Una auditoría también comprende una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Administración del Banco, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de CORPBANCA y Filiales al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones y el flujo de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Chile.

Como se señala en la Nota 3 a los estados financieros, el Banco se fusionó con Corp Factoring S.A..

Deloitte & Touche

Enero 16, 2002

Juan Echeverría Gonzalez

CORPBANCA

Corp Banca y Filiales
Balances Generales Consolidados

ACTIVOS	Al 31 de diciembre de 2001	2000
	$ Millones	$ Millones
DISPONIBLE	105.309,8	97.853,0
COLOCACIONES:		
Préstamos comerciales	535.905,3	574.817,0
Préstamos para comercio exterior	135.411,6	108.603,2
Préstamos de consumo	153.160,8	161.017,2
Colocaciones en letras de crédito	173.143,7	144.338,8
Contratos de leasing	109.616,0	85.332,9
Colocaciones por factoring	42.374,4	- -
Colocaciones contingentes	108.444,8	88.397,2
Otras colocaciones vigentes	39.882,1	42.329,3
Cartera vencida	21.552,8	21.006,2
Total colocaciones	1.419.591,5	1.225.841,8
Menos: Provisión sobre colocaciones	(31.838,4)	(27.088,4)
Total colocaciones netas	1.387.753,1	1.198.753,4
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	26.015,3	15.472,2
Créditos por intermediación de documentos	7.024,0	2.387,7
Total otras operaciones de crédito	33.039,3	17.859,9
INVERSIONES:		
Documentos Banco Central y Tesorería	28.949,6	68.101,2
Otras inversiones financieras	194.152,9	144.263,3
Documentos intermediados	47.101,8	65.540,4
Depósitos en el Banco Central de Chile	-	1.053,6
Activos para leasing	6.551,1	4.479,1
Bienes recibidos en pago o adjudicados	9.143,5	3.317,3
Otras inversiones no financieras	1,5	1,4
Total inversiones	285.900,5	286.756,3
OTROS ACTIVOS	91.555,9	86.393,8
ACTIVO FIJO:		
Activo fijo físico	31.771,1	36.776,7
Inversiones en sociedades	1.243,0	927,7
Total activo fijo	33.014,1	37.704,4
Total activos	1.836.572,7	1.725.320,8

Las notas N°s 1 a 17 forman parte integral de estos estados financieros

CORPBANCA

PASIVOS Y PATRIMONIO (Al 31 de diciembre de)	2001 $ Millones	2000 $ Millones
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	114.356,9	106.783,5
Depósitos y captaciones	1.006.433,6	900.882,4
Otras obligaciones a la vista o a plazo	56.481,0	69.741,2
Obligaciones por intermediación de documentos	51.344,2	68.098,3
Obligaciones por letras de crédito	188.955,5	155.367,9
Obligaciones contingentes	108.967,4	90.025,6
Total captaciones y otras obligaciones	1.526.538,6	1.390.898,9
OBLIGACIONES POR BONOS:		
Bonos corrientes	-	-
Bonos subordinados	59.426,9	56.892,1
Total obligaciones por bonos	59.426,9	56.892,1
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Banco Central de Chile para reprogramaciones	39,0	42,0
Otras obligaciones con el Banco Central	856,3	1.392,6
Préstamos de instituciones financieras del país	65.951,0	53.917,6
Obligaciones con el exterior	64.622,1	34.931,8
Otras obligaciones	19.096,3	22.944,4
Total préstamos de entidades financieras	150.564,7	113.228,4
OTROS PASIVOS	29.102,3	21.605,9
Total pasivos	1.765.632,5	1.582.625,3
PROVISIONES VOLUNTARIAS	1.107,2	1.296,0
INTERES MINORITARIO	-	-
PATRIMONIO NETO:		
Capital y reservas	141.270,9	126.096,3
Otras cuentas patrimoniales	118,6	179,8
Utilidad del ejercicio	28.443,5	15.123,4
Total patrimonio neto	169.833,0	141.399,5

Las notas N°s 1 a 17 forman parte integral de estos estados financieros

CORPBANCA

Corp Banca y Filiales Estados de Resultados Consolidados

Por los ejercicios comprendidos entre el 1º de enero y el 31 de diciembre de

	2001	2000
	$ Millones	$ Millones
RESULTADOS OPERACIONALES		
Ingresos por intereses y reajustes	186.019,8	195.522,1
Utilidad por intermediación de documentos	7.610,4	3.114,4
Ingresos por comisiones	18.380,3	17.457,0
Otros ingresos de operación	2.833,5	2.831,2
Total Ingresos de operación	214.844,0	218.924,7
Menos:		
Gastos por intereses y reajustes	(94.883,6)	(110.240,3)
Pérdida por intermediación de documentos	(2.141,0)	(1.471,7)
Gastos por comisiones	(1.905,8)	(1.513,9)
Pérdida de cambio neta	(1.136,1)	(1.514,7)
Otros gastos de operación	(507,8)	(270,0)
Margen bruto	114.269,7	103.914,1
Remuneraciones y gastos del personal	(28.374,0)	(32.619,6)
Gastos de administración y otros	(21.375,7)	(25.831,6)
Depreciaciones y amortizaciones	(7.848,3)	(7.253,1)
Margen neto	56.671,7	38.209,8
Provisiones por activos riesgosos	(28.054,0)	(26.863,5)
Recuperación de colocaciones castigadas	7.455,8	7.760,4
Resultado operacional	36.073,5	19.106,7
RESULTADOS NO OPERACIONALES		
Ingresos no operacionales	734,8	555,4
Gastos no operacionales	(7.249,3)	(7.145,3)
Pérdida por inversiones en sociedades	(74,2)	(75,7)
Corrección monetaria	(1.658,1)	(652,7)
Resultado antes de Impuestos	27.826,7	11.788,4
Provisión para impuestos	467,0	1.427,4
Resultado después de Impuestos	28.293,7	13.215,8
Interés minoritario	-	-
Excedente	28.293,7	13.215,8
Provisiones voluntarias	149,8	1.907,6
Utilidad del ejercicio	28.443,5	15.123,4

Las notas Nºs 1 a 17 forman parte integral de estos estados financieros

CORPBANCA

Corp Banca y Filiales
Estado de Flujo de Efectivo Consolidado

Por los ejercicios comprendidos entre el 1° de enero y el 31 de diciembre de

FLUJO ORIGINADO POR ACTIVIDADES OPERACIONALES:	2001 $ Millones	2000 $ Millones
Utilidad del ejercicio	28.443,5	15.123,4
Cargos (abonos) a resultados que no significan movimiento de efectivo:		
Depreciación y amortizaciones	7.848,3	7.253,1
Provisiones y castigos por activos riesgosos	28.054,0	26.863,5
Provisiones voluntarias	(149,8)	(1.907,6)
Provisión ajuste a valor de mercado de inversiones transables	(322,6)	(519,8)
Provisión para impuestos	(467,0)	(1.427,4)
Amortización mayor valor pagado por inversiones en sociedades	3.586,5	3.601,9
Castigo otros activos	2.215,0	2.260,7
Pérdida por inversión en sociedades	74,2	75,7
(Utilidad) pérdida neta en venta de activos recibidos en pago	(110,4)	39,5
(Utilidad) pérdida neta en venta de activos fijos	14,2	(22,5)
Corrección monetaria	1.658,1	652,7
Otros cargos (abonos) que no significan movimiento de efectivo	2.097,1	(1.673,2)
Variación neta de intereses, reajustes y comisiones devengadas sobre activos y pasivos	7.783,3	(7.494,8)
Flujo neto positivo originado por actividades de la operación	80.724,4	42.845,2
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSION:		
Aumento neto en colocaciones	(243.581,4)	(190.642,8)
(Aumento) disminución neta en otras operaciones de crédito	(15.945,5)	32.292,8
(Aumento) neto de inversiones	(8.878,7)	(98.595,0)
Compra de activos fijos	(1.854,1)	(3.071,9)
Venta de activos fijos	367,6	159,9
Inversiones en sociedades	(475,0)	-
Dividendos recibidos de inversiones en sociedades	18,5	-
Venta de bienes recibidos en pago o adjudicados	1.224,7	574,5
(Aumento) disminución neta de otros activos y pasivos	(1.582,8)	1.868,6
Flujo neto negativo originado por actividades de inversión	(270.706,7)	(257.413,9)
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) de acreedores en cuentas corrientes neto	10.951,3	(9.603,8)
Aumento de depósitos y captaciones neto	133.210,5	191.183,0
Aumento (disminución) de otras obligaciones a la vista o a plazo neto	(11.336,3)	26.294,4
Aumento (disminución) de otras obligaciones por intermediación de documentos neto	(14.835,7)	12.611,9
Aumento de préstamos del exterior corto plazo	26.608,9	21.149,6
Emisión de letras de crédito	60.841,3	16.918,6
Rescate de letras de crédito	(23.362,9)	(15.230,2)
Aumento (disminución) de otros pasivos de corto plazo	15.984,7	(41.784,6)
Préstamos obtenidos del Banco Central de Chile (largo plazo)	64,9	115,6
Pago préstamos obtenidos del Banco Central de Chile (largo plazo)	(557,6)	(733,1)
Colocación de bonos	2.111,3	16.290,3
Préstamos obtenidos del exterior a largo plazo	4.664,6	-
Pago de préstamos del exterior a largo plazo	(1.220,7)	(613,7)
Préstamos obtenidos de instituciones financieras a largo plazo	-	51,2
Pago de préstamos de instituciones financieras a largo plazo	-	(1.762,4)
Otros préstamos obtenidos a largo plazo	5.347,3	3.480,4
Pago de otros préstamos obtenidos a largo plazo	(9.080,3)	(6.143,9)
Pago de acciones	49,7	15.285,4
Flujo neto positivo originado por actividades de financiamiento	199.441,0	227.508,7
FLUJO NETO POSITIVO DEL EJERCICIO	9.458,7	12.940,0
EFECTO DE LA INFLACION SOBRE EL EFECTIVO Y EFECTIVO EQUIVALENTE	(2.001,9)	(2.821,5)
VARIACION NETA DEL EFECTIVO Y EFECTIVO EQUIVALENTE	7.456,8	10.118,5
SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	97.853,0	87.734,5
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	105.309,8	97.853,0

Las notas N°s 1 a 17 forman parte integral de estos estados financieros

NOTA 1 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

a) Información proporcionada

Los presentes estados financieros han sido preparados de acuerdo con las normas contables dispuestas por la Superintendencia de Bancos e Instituciones Financieras, las cuales concuerdan con los principios de contabilidad generalmente aceptados en Chile.

Las cifras correspondientes al ejercicio 2000 se presentan actualizadas según la variación del Indice de Precios al Consumidor (IPC) en un 3,1%.

b) Criterios de consolidación

El grupo consolidado está formado por Corpbanca y las siguientes filiales:

	Participación	
	2001	2000
	%	%
Corp Corredores de Bolsa S.A.	100,00	100,00
Corp Administradora de Fondos Mutuos S.A.	100,00	100,00
Corp Asesorías Financieras S.A.	100,00	100,00
Corp Corredores de Seguros S.A.	99,99	99,99

Los activos e ingresos de operación de las filiales representan un 1,7% y un 4,5% respectivamente, del total de activos e ingresos de operación consolidados (1,6% y un 3,7% en 2000).

Todos los saldos y transacciones significativas entre las empresas que conforman el grupo consolidado han sido eliminados en la consolidación.

c) Intereses y reajustes

Las colocaciones, inversiones y obligaciones se presentan con sus intereses y reajustes devengados hasta la fecha de cierre del ejercicio. Sin embargo, en el caso de las colocaciones vencidas y de las vigentes con alto riesgo de irrecuperabilidad se ha seguido el criterio prudencial de suspender el devengo de intereses y reajustes.

d) Corrección monetaria

El capital propio financiero, el activo fijo y otros saldos no monetarios, se presentan actualizados de acuerdo con la variación del Indice de Precios al Consumidor (IPC). La aplicación de este mecanismo de ajuste significó un cargo neto a resultados ascendente a MM$1.658,1 (cargo neto de MM$652,7 en 2000).

Las cuentas de resultados no se presentan corregidas monetariamente.

e) Moneda extranjera

Los activos y pasivos en moneda extranjera se muestran a su valor equivalente en pesos, calculados al tipo de cambio de $656,20 por US$1 al 31 de diciembre de 2001 ($572,68 por US$1 al 31 de diciembre 2000).

El saldo de MM$1.136,1 en 2001, correspondiente a la pérdida de cambio neta que se muestra en el estado de resultados (pérdida de cambio neta de MM$1.514,7 en 2000), incluye el reconocimiento de los efectos de la variación del tipo de cambio en los activos y pasivos en moneda extranjera y el resultado realizado por las operaciones de cambio del Banco.

f) Contratos de leasing

Las operaciones de leasing financiero consisten en contratos de arrendamiento con cláusula que otorga al arrendatario una opción de compra del bien arrendado al término del contrato.

g) Colocaciones por factoring

Las colocaciones por factoring se valúan al valor de adquisición de los créditos. La diferencia de precio generada en la cesión, se devenga en el período de financiamiento. La responsabilidad por el pago de los créditos es del cedente.

h) Inversiones financieras

Las inversiones en instrumentos financieros con mercado secundario que mantiene el Banco, se presentan ajustadas a su valor de mercado de acuerdo con instrucciones específicas de la Superintendencia de Bancos e Instituciones Financieras. Dichas instrucciones exigen reconocer tales ajustes contra los resultados del ejercicio, salvo que se trate de cartera que tenga la cualidad de permanente, caso en que, sujeto a ciertos límites, se permite realizar tales ajustes directamente contra la cuenta patrimonial "Fluctuación de valores de inversiones financieras".

La aplicación de dicho ajuste significó un cargo neto a los resultados del ejercicio ascendente a MM$38,3 (abono neto de [illegible]2,4 en 2000), monto que se incluye en los resultados operacionales correspondientes a la "Utilidad o Pérdida por intermediación de documentos". El ajuste de la cartera permanente, por su parte, significó un cargo neto al patrimonio durante el período 2001 de M$55,8 (abono neto en el período 2000 de MM$374,4 histórico).

Las demás inversiones correspondientes a instrumentos financieros se presentan al valor de adquisición, más sus reajustes e intereses devengados.

i) Activo fijo físico

El activo fijo se presenta valorizado al costo, corregido monetariamente y neto de depreciaciones calculadas linealmente sobre la base de los años de vida útil de los respectivos bienes.

j) Menor valor de inversiones en sociedades

El menor valor de inversiones en sociedades y el sobreprecio pagado en la adquisición de los activos, derechos, bienes y contratos de la División de créditos de consumo Corfinsa, se amortizan en un plazo de diez años.

La proporción del menor valor originado en el reconocimiento de la calidad de cartera en la compra de Financiera Condell S.A. se amortiza en un período de seis años a partir del 1° de agosto de 1999, de acuerdo con instrucciones de la Superintendencia de Bancos e Instituciones Financieras.

k) Provisiones por activos riesgosos

Las provisiones exigidas para cubrir los riesgos de pérdida de los activos (Nota 6) han sido constituidas de acuerdo con las

normas de la Superintendencia de Bancos e Instituciones Financieras. Los activos se presentan netos de tales provisiones o demostrando la rebaja, en el caso de las colocaciones.

l) Provisiones voluntarias

De acuerdo con lo dispuesto en la Ley General de Bancos, las instituciones financieras pueden constituir provisiones especiales, denominadas "provisiones voluntarias", que pueden ser computadas como patrimonio efectivo para el cumplimiento de diversas regulaciones contenidas en esa Ley. El monto que se mantiene constituido al cierre de cada ejercicio y sus efectos en los resultados, se muestra en el Balance General y en el Estado de Resultados.

m) Impuestos diferidos

Los efectos de impuestos diferidos por las diferencias temporales entre el balance tributario y el balance financiero, se registran sobre base devengada, de acuerdo al Boletín Técnico Nº 60 del Colegio de Contadores de Chile A.G. y sus complementos, y con instrucciones de la Superintendencia de Bancos e Instituciones Financieras. De acuerdo al Boletín Técnico Nº 71 del Colegio de Contadores de Chile A.G., a partir del 2001 los impuestos diferidos se contabilizan aplicando la tasa de impuesto a la renta del año en que se reversará la correspondiente diferencia temporaria que le dio origen.

n) Vacaciones del personal

El costo anual de vacaciones y los beneficios del personal se reconocen sobre base devengada.

ñ) Efectivo y efectivo equivalente

Para los propósitos del estado de flujo de efectivo, se ha considerado como efectivo y efectivo equivalente, el saldo del rubro Disponible, según lo determina el Capitulo 18-1 de la Recopilación actualizada de Normas Bancos y Sociedades Financieras.

NOTA 2 - CAMBIO CONTABLE

De acuerdo con lo establecido en la Circular Nº 3.029, la Superintendencia de Bancos e Instituciones Financieras, modificó el tratamiento contable para aquellos ingresos y gastos percibidos o pagados por adelantado, en relación con el periodo que cubre el servicio que se presta o se recibe. El nuevo criterio contable consiste en diferir los resultados por los ingresos y gastos antes señalados. El procedimiento contable se aplicará obligatoriamente sólo cuando tenga un efecto importante en los resultados de la institución, en relación con el que se obtendría al reconocer consistentemente los ingresos y gastos sobre la base de lo percibido o pagado. Al 31 de diciembre de 2001, la aplicación de este criterio, no tiene efectos significativos para el Banco.

NOTA 3 - HECHOS RELEVANTES

a) En la sesión de Directorio de fecha 24 de abril de 2001, se informa de la renuncia del señor Jorge Selume Zaror al cargo de Gerente General, designándose en su reemplazo al señor Mario Chamorro Carrizo, a contar del 27 de abril de 2001.

b) En la Junta Ordinaria de Accionistas de fecha 27 de abril de 2001, se informa de la renuncia del señor Alejandro Kauak Garabit al cargo de Director, designándose en su reemplazo al señor Jorge Selume Zaror.

c) En la Junta Extraordinaria de Accionistas de fecha 23 de mayo de 2001, se acuerda modificar el inciso primero del articulo undécimo de los estatutos del Banco, elevando de nueve a once, los Directores titulares y reduciendo de dos a uno, los Directores suplentes. Los Directores durarán tres años en sus funciones, podrán ser reelegidos indefinidamente y se

renovarán en su totalidad al término de cada período, como también, se acuerda crear una segunda Vicepresidencia del Directorio.

En la misma Junta de Accionistas, se acuerda renovar el Directorio quedando integrado por las siguientes personas:

Directores Titulares
Señores:
Carlos Abumohor Touma
Fernando Aguad Dagach
Julio Barriga Silva
René Cortázar Sanz
Juan Pablo Díaz Cumsille
Odde Rishmague Rishmague
Francisco Rosende Ramírez
Alvaro Saieh Bendeck
Jorge Andrés Saieh Guzmán
Jorge Selume Zaror
Hernán Somerville Senn

Directores Suplentes
Señor:
Juan Rafael Gutiérrez Avila

d) En sesión de Directorio de fecha 12 de junio de 2001, se efectuaron las siguientes designaciones en el Directorio de Corp Banca:

Presidente	Carlos Abumohor Touma
Primer Vicepresidente	Alvaro Saieh Bendeck
Segundo Vicepresidente	Jorge Andrés Saieh Guzmán

e) En sesión extraordinaria de Directorio de fecha 26 de junio de 2001, se aprueba solicitar la inscripción de las acciones de Corp Banca en la Bolsa de Comercio de Santiago, Bolsa de Valores y otros centros bursátiles que determine la Gerencia General. La inscripción en la Bolsa se materializó con fecha 27 de junio de 2001.

f) Con fecha 2 de noviembre de 2001, Corp Banca adquirió de Proyección S.A. 11.842 acciones y de Promoción y Ventas S.A. 120 acciones emitidas por Corp Factoring S.A., lo que produjo la disolución de esta última sociedad y la incorporación de todos sus activos y pasivos a Corp Banca.

g) En sesión ordinaria de Directorio de fecha 4 de diciembre de 2001, se acordó solicitar a la Superintendencia de Bancos e Instituciones Financieras, la autorización para la creación y constitución de una sociedad de apoyo al giro bancario,

NOTA 4 - OPERACIONES CON PARTES RELACIONADAS

De conformidad con las disposiciones de la Ley General de Bancos y las instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras, se consideran vinculadas a las personas naturales o jurídicas que se relacionan con la propiedad o gestión de la Institución, directamente o a través de terceros.

a) Créditos otorgados a personas relacionadas

Al 31 de diciembre de 2001 y 2000, los créditos otorgados a personas relacionadas se componen como sigue:

	Cartera vigente		Cartera vencida		Total		Garantías (*)	
	2001	2000	2001	2000	2001	2000	2001	2000
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
A empresas productivas	19.850,9	30.328,2	-	-	19.850,9	30.328,2	14.339,5	15.448,8
A sociedades de inversión	3.929,8	683,5	-	-	3.929,8	683,5	489,2	-
A personas naturales (**)	184,8	-	-	-	184,8	-	63,7	-
Total	23.965,5	31.011,7		-	23.965,5	31.011,7	14.892,4	15.448,8

(*) Incluye sólo aquellas garantías válidas para el cálculo de límites individuales de crédito de que trata el Artículo Nº 84 de la Ley General de Bancos, valorizadas para ese efecto de acuerdo con las instrucciones de la Superintendencia de Bancos e Instituciones Financieras.

(**) Incluye sólo las obligaciones de personas naturales cuyas deudas son iguales o superiores al equivalente de tres mil Unidades de Fomento.

b) Otras operaciones con partes relacionadas

Durante los ejercicios 2001 y 2000 el Banco ha efectuado las siguientes transacciones con partes relacionadas por montos superiores a 1.000 Unidades de Fomento:

Nombre o razón social	Descripción	Saldos por cobrar (por pagar)	Efecto en resultados Ingresos	Efecto en resultados Gastos
		MM$	MM$	MM$
2001:				
Evaluadora de Antecedentes S.A.	Servicio de evaluación de clientes	-	-	3.623,1
Proveedora de Servicios S.A.	Servicio de evaluación de clientes y arriendo de oficinas	-	-	1.170,3
Recaudaciones y Cobranzas S.A.	Arriendo de oficinas y servicio de cobranzas	-	3,0	924,4
Nexus S.A.	Administración tarjetas de crédito	-	-	738,2
Corp Group Interhold S.A.	Asesorías administrativas	-	-	583,4
Redbanc S.A.	Administración red cajeros automáticos	-	-	460,7
Transbank S.A.	Administración tarjetas de crédito	-	-	426,9
[illegible]nca S.A.	Servicio de canje de documentos	-	-	150,4
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Asesorías en publicidad	4,1	39,9	206,3
Asesorías Santa Josefina Ltda.	Asesorías financieras y administrativas	-	-	126,6
Consultoría y Asesorías [illegible]cco S.A.	Asesorías estudios económicos y financieros	-	-	95,8
Sonda S.A.	Arriendo y mantención equipos computacionales	-	-	95,8
Asesorías La Unión S.A.	Asesorías financieras y administrativas	-	-	74,7
Profesionales Asesores Proas Ltda.	Asesoría profesional legal	-	-	72,5
Sociedad Nacional de Minería	Publicidad en boletín minero	-	-	44,1
Red Televisiva Megavisión S.A.	Servicios publicitarios	-	-	40,1
Compañía de Seguros Vida Corp S.A.	Primas de seguros y arriendo de oficinas	-	215,2	32,0
	Comisiones de intermediación	80,3	511,4	-
	Asesorías prestadas	-	13,2	-
BAC Servicios Computacionales Ltda.	Servicios computacionales	-	-	17,5
Corp Factoring S.A.	Arriendo de oficinas	6,1	27,4	-

Nombre o razón social	Descripción	Saldos por cobrar (por pagar) MM$	Efecto en resultados Ingresos MM$	Efecto en resultados Gastos MM$
2000:				
Evaluadora de Antecedentes S.A.	Servicio de evaluación de clientes	-	0,6	3.344,4
Proveedora de Servicios S.A.	Servicio de evaluación de clientes y arriendo de oficinas	-	0,8	1.581,0
Transbank S.A.	Administración tarjetas de créditos VISA y publicidad	-	-	654,8
Nexus S.A.	Administración tarjetas de créditos VISA	-	-	582,8
Redbanc S.A.	Administración red cajeros automáticos	-	-	517,5
Servibanca S.A.	Servicio de canje de documentos	-	-	358,4
Recaudaciones y Cobranzas S.A.	Arriendo de oficinas y servicio de cobranzas	-	6,0	560,1
Sonda S.A.	Arriendo y mantención equipos computacionales	-	-	170,1
[illegible] Santa Josefina Ltda.	Asesorías financieras y administrativas	-	-	125,4
Manufacturas Interamericana S.A.	Confección de uniformes	-	-	78,5
Asesorías La Unión S.A.	Asesorías financieras y administrativas	-	-	76,1
BAC Servicios Computacionales Ltda.	Servicios computacionales	-	-	73,7
Profesionales Asesores Proas Ltda.	Asesoría profesional legal	-	-	53,3
Red Televisiva Megavisión S.A.	Servicios publicitarios	-	-	48,9
Compañía de Seguros Vida Corp S.A.	Primas de seguros y arriendo de oficinas	5,9	100,6	43,6
	Corretajes de seguros	81,3	457,8	-
Corp Group Interhold S.A.	Asesorías administrativas y compra de activo fijo físico	-	-	24,3
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Asesorías en publicidad	-	-	23,5
Corp Factoring S.A.	Arriendo de oficinas	-	37,2	-

Estas transacciones se efectuaron de acuerdo a las condiciones normales que imperaban en el mercado al momento de celebrarse los contratos.

NOTA 5 - INVERSIONES EN SOCIEDADES

En el Activo Fijo se presentan inversiones en sociedades por MM$1.243,0 (MM$927,7 en 2000) según el siguiente detalle:

Sociedades	Participación de la institución 2001	Participación de la institución 2000	Patrimonio de la sociedad 2001	Patrimonio de la sociedad 2000	Valor de la inversión 2001	Valor de la inversión 2000	Resultado devengado 2001	Resultado devengado 2000
	%	%	MM$	MM$	MM$	MM$	MM$	MM$
Transbank S.A.	8,72%	8,72%	3.940,1	3.339,1	343,5	291,2	52,4	(48,4)
Nexus S.A.	12,90%	12,90%	3.105,8	1.065,4	400,8	137,4	(212,0)	(121,7)
Subtotales					744,3	428,6	(159,6)	(170,1)
Acciones o derechos en otras sociedades:								
Redbanc S.A.					84,8	88,2	15,1	18,0
Sociedad Interbancaria Depósitos de Valores S.A.					42,9	30,9	10,8	6,2
Acción Bolsa de Comercio de Santiago					312,1	321,9	58,8	77,8
Acción Bolsa Electrónica de Chile					58,9	58,1	0,7	(7,6)
Subtotales					498,7	499,1	85,4	94,4
Totales					1.243,0	927,7	(74,2)	(75,7)

NOTA 6 - PROVISIONES

a) Provisiones para cubrir activos riesgosos

Al 31 de diciembre de 2001 el Banco mantiene provisiones por un total de MM$32.622,7 (MM$28.541,1 en 2000), correspondientes a las provisiones mínimas exigidas por la Superintendencia de Bancos e Instituciones Financieras para cubrir eventuales pérdidas.

El movimiento registrado durante los ejercicios 2000 y 2001 en las provisiones a que se refiere esta letra a) se resume como sigue:

	Provisiones sobre			
		Bienes		
	Colocaciones	recibidos en pago	Otros activos	Total
	MM$	MM$	MM$	MM$
Saldos al 1° de enero de 2000	25.568,4	-	857,5	26.425,9
Aplicación de las provisiones	(24.017,6)	(553,5)	(252,7)	(24.823,8)
Provisiones constituidas	28.519,3	1.029,5	334,3	29.883,1
Liberación de provisiones	(3.796,2)	-	(6,1)	(3.802,3)
Saldos al 31 de diciembre de 2000	**26.273,9**	**476,0**	**933,0**	**27.682,9**
Saldos actualizados para fines comparativos	**27.088,4**	**480,8**	**951,9**	**28.541,1**
Saldos al 1° de enero de 2001	26.273,9	476,0	933,0	27.682,9
Ingreso de provisiones por fusión	607,5	-	21,8	629,3
Aplicación de las provisiones	(21.439,2)	(1.571,3)	(855,9)	(23.866,4)
Provisiones constituidas	27.747,7	1.359,6	473,4	29.580,7
Liberación de provisiones	(1.351,5)	(52,3)	-	(1.403,8)
Saldos al 31 de diciembre de 2001	**31.838,4**	**212,0**	**572,3**	**32.622,7**

A juicio de la Administración, las provisiones constituidas cubren todas las eventuales pérdidas que pueden derivarse de la no recuperación de activos, según los antecedentes examinados por la Institución.

b) Provisiones voluntarias

Además de las provisiones para cubrir activos riesgosos señaladas en la letra a) de esta nota, la institución mantiene provisiones voluntarias por un total de MM$1.107,2 (MM$1.296,0 en 2000). Por concepto de liberación de estas provisiones genéricas,

genéricas, se ha abonado a los resultados del ejercicio la suma de MM$149,8 (MM$1.907,6 en 2000).

NOTA 7 - PATRIMONIO

a) Patrimonio contable

A continuación se resume el movimiento de las cuentas patrimoniales registrado durante cada ejercicio:

	Capital pagado MM$	Reservas MM$	Otras cuentas MM$	Resultado ejercicio MM$	Total MM$
Saldos al 1º de enero de 2000	105.784,5	1.367,0	(200,0)	(4.497,3)	102.454,2
Pérdida del ejercicio anterior	(4.497,3)	-	-	4.497,3	-
Capitalización de reservas	593,2	(593,2)	-	-	-
Suscripción y pago de acciones	14.044,9	622,1	-	-	14.667,0
Revalorización del capital propio	4.938,5	45,1	-	-	4.983,6
Fluctuación de valores de inversiones financieras	-	-	374,4	-	374,4
Utilidad del ejercicio	-	-	-	14.668,7	14.668,7
Saldos al 31 diciembre de 2000	120.863,8	1.441,0	174,4	14.668,7	137.147,9
Saldos actualizados para fines comparativos	124.610,6	1.485,7	179,8	15.123,4	141.399,5
Saldos al 1º de enero de 2001	120.863,8	1.441,0	174,4	14.668,7	137.147,9
Utilidad del ejercicio anterior	-	14.668,7	-	(14.668,7)	-
Suscripción y pago de acciones	48,9	0,8	-	-	49,7
Revalorización del capital propio	3.748,3	499,4	-	-	4.247,7
Fluctuación de valores de inversiones financieras	-	-	(55,8)	-	(55,8)
Utilidad del ejercicio	-	-	-	28.443,5	28.443,5
Saldos al 31 diciembre de 2001	124.661,0	16.609,9	118,6	28.443,5	169.833,0

En Junta Extraordinaria de Accionistas del 25 de septiembre de 2000 se acordó disminuir el capital en MM$1.105,6 que correspondía a 972.295.308 acciones no colocadas de los aumentos de capital del 24 de marzo de 1997 y 22 de diciembre de 1998. Además, se capitalizó el sobreprecio en la colocación de acciones del 22 de diciembre de 1998 por MM$593,2. En la misma Junta Extraordinaria se acordó un nuevo aumento de capital de MM$15.128,2 mediante la emisión de 20.570.569.107 acciones sin valor nominal. Al 31 de diciembre de 2001 se habían suscrito y pagado 6.217.798.991 acciones del referido aumento de capital, pagándose al contado 6.151.274.029 acciones en los meses de noviembre y diciembre del año 2000 y 66.524.962 en el año 2001, por un monto de MM$4.523,8 y MM$48,9 respectivamente. Estos pagos de capital generaron un sobreprecio de MM$0,8 en el 2001 y MM$68,4 en el 2000.

Con fecha 5 de septiembre de 2001, se efectuó resciliación parcial de los contratos de suscripción de acciones relacionados con el aumento de capital del 25 de septiembre de 2000, que mantenían los accionistas controladores de Corpbanca, en atención a que próximamente se ofrecerán en bolsa, las acciones pertenecientes indirectamente a los Fondos de Inversión Internacionales, que representan un 35,2% del capital accionario del banco, y con el objeto de evitar que existan en circulación acciones que puedan ser pagadas a precios diferentes. El número de acciones resciliadas, ascendió a 14.352.769.954.

* En Junta Extraordinaria de Accionistas del 22 de diciembre de 1998 se acordó capitalizar el sobreprecio en la colocación de las acciones serie A por MM$669,7 y aumentar el capital del Banco en MM$46.283,0 mediante la emisión de 66.561.651.170 acciones ordinarias de pago de la serie "A" sin valor nominal. Con fecha 23 de febrero de 1999 en sesión ordinaria de Directorio se estableció un precio de suscripción por acción y se acordó emitir de una sola vez las 66.561.651.170 acciones de pago. Posteriormente, el día 22 de junio de 1999 en sesión extraordinaria de Directorio, y en atención a la necesidad de enterar una parte importante de capital para la materialización de la fusión con Financiera Condell S.A., se modificó el acuerdo de emisión en lo referido al pago de las acciones suscritas de dicho aumento de capital, acordándose el pago del 75% de las acciones al momento de suscripción. El saldo de MM$9.521,1 con un sobreprecio de MM$553,7 fue pagado durante al año 2000.

Con fecha 3 de noviembre de 1999 se inscribió en el Registro de Valores de la Superintendencia de Bancos e Instituciones Financieras, bajo el N° 04/99, la emisión de 165.203.786.894 acciones sin valor nominal, representativas del total de acciones en que se dividía el capital del Banco a esa fecha, destinadas a ser canjeadas por las acciones de las series "A", "B" y "C", en proporción de una acción por cada acción de las series indicadas. Dicho canje se formalizó durante febrero de 2000.

b) Capital básico y patrimonio efectivo

De acuerdo con lo dispuesto en la Ley General de Bancos, el capital básico mínimo de una institución financiera no puede ser inferior al 3% de los activos totales, a la vez que el patrimonio efectivo no puede ser inferior al 8% de sus activos ponderados por riesgo. Al cierre de cada ejercicio, el Banco presenta la siguiente situación:

	31 de diciembre de	
	2001	2000
	MM$	MM$
Capital básico *	7,62%	7,59%
Patrimonio efectivo **	10,31%	10,97%

* Equivalentes para estos efectos al capital pagado y reservas

** Según el artículo 66 de la Ley General de Bancos, para determinar el patrimonio efectivo deben rebajarse los importes que correspondan a inversiones en sociedades y al capital asignado a sucursales en el exterior, y considerar

CORPBANCA

como patrimonio, hasta ciertos límites, los bonos subordinados y las provisiones voluntarias.

NOTA 8 - INVERSIONES

Al 31 de diciembre de 2001 y 2000, la institución mantiene los siguientes saldos incluidos bajo el concepto de inversiones:

a) Inversiones financieras

	2001					
	Tipo de cartera			Ajustes a mercado		
Instrumentos *	Permanente **	No permanente	Subtotal	Contra resultados	Contra patrimonio	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Banco Central de Chile	-	15.408,1	15.408,1	48,9	-	15.457,0
Tesorería General de la República						
u otros organismos del Estado	-	37.779,8	37.779,8	(131,5)	-	37.648,3
Instituciones financieras del país	8.243,8	37.408,5	45.652,3	(3,2)	26,6	45.675,7
Otras inversiones en el país	28.640,9	80.231,8	108.872,7	(53,7)	48,5	108.867,5
Inversiones en el exterior	-	6.551,1	6.551,1	-	-	6.551,1
Letras de crédito de propia emisión	11.613,4	44.012,5	55.625,9	335,3	43,5	56.004,7
Total	48.498,1	221.391,8	269.889,9	195,8	118,6	270.204,3

	2000					
	Tipo de cartera			Ajustes a mercado		
Instrumentos *	Permanente **	No permanente	Subtotal	Contra resultados	Contra patrimonio	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Banco Central de Chile	-	77.991,5	77.991,5	42,1	-	78.033,6
Tesorería General de la República						
u otros organismos del Estado	-	32.491,2	32.491,2	(165,5)	-	32.325,7
Instituciones financieras del país	77,9	35.615,8	35.693,7	11,3	0,3	35.705,3
Otras inversiones en el país	-	26.352,2	26.352,2	63,3	-	26.415,5
Inversiones en el exterior	8.654,5	60.766,4	69.420,9	(114,6)	5,9	69.312,2
Letras de crédito de propia emisión	7.906,4	27.742,4	35.648,8	290,2	173,6	36.112,6
Total	16.538,8	260.959,5	277.598,3	126,8	179,8	277.904,9

* Clasificación según los emisores u obligados al pago. Este cuadro incluye, a nivel de totales, un monto de MM$47.101,8 (MM$65.540,4 en 2000) por instrumentos vendidos con pactos de retrocompra.

** Se incluyen dentro de la cartera permanente los instrumentos cuyo ajuste a valor de mercado se efectúa contra la cuenta

b) Otras inversiones

	2001	2000
	MM$	MM$
Bienes recibidos en pago o adjudicados (*)	9.143,6	3.317,3
Otras inversiones y activos para leasing	6.552,5	5.534,1
Total	15.696,2	8.851,4

(*) Los bienes recibidos en pago se incluyen neto de provisiones constituidas por MM$212,0 al 31 de diciembre de 2001 (MM$490,8 en el 2000). El importe que se muestra en el balance corresponde al valor estimado de realización de estos bienes en su conjunto.

Además de los bienes recibidos en pago o adjudicados que están registrados en el activo, existen otros que fueron castigados y que aún no han sido enajenados. Se estima que estos bienes castigados podrán realizarse en una suma aproximada a MM$55,0.

NOTA 8 - VENCIMIENTOS DE ACTIVOS Y PASIVOS

a) Vencimientos de colocaciones e inversiones financieras

A continuación se muestran las colocaciones e inversiones financieras agrupadas según sus plazos remanentes. Los saldos incluyen los intereses devengados hasta el 31 de diciembre de 2001 y 2000.

Al 31 de diciembre de 2001:

	Hasta un año	Más de un año hasta tres años	Más de tres años hasta seis años	Más de seis años	Total
	MM$	MM$	MM$	MM$	MM$
COLOCACIONES (1)					
Préstamos comerciales y otros	664.730,5	168.124,0	127.960,3	111.238,7	1.072.053,5
Créditos hipotecarios para la vivienda	3.596,6	7.050,2	10.459,2	36.098,8	57.204,8
Préstamos de consumo	60.020,2	67.204,0	23.641,2	212,5	151.077,9
OTRAS OPERACIONES DE CREDITO					
Préstamos a otras instituciones financieras	26.015,3	-	-	-	26.015,3
Créditos por intermediación de documentos	7.024,0	-	-	-	7.024,0
INVERSIONES FINANCIERAS					
Cartera permanente (2)	-	1.416,3	19.351,2	27.730,6	48.498,1
Cartera no permanente (3)	221.587,6	-	-	-	221.587,6

Al 31 de diciembre de 2000:

	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
COLOCACIONES (1)					
Préstamos comerciales y otros	586.233,6	135.668,3	95.440,7	79.295,7	896.638,3
Créditos hipotecarios para la vivienda	2.958,9	6.887,3	9.443,0	30.739,0	50.028,2
Préstamos de consumo	72.047,3	63.278,3	23.128,2	31,9	158.485,7
OTRAS OPERACIONES DE CREDITO					
Préstamos a otras instituciones financieras	15.472,2	-	-	-	15.472,2
Créditos por intermediación de documentos	2.387,7	-	-	-	2.387,7
INVERSIONES FINANCIERAS					
Cartera permanente (2)	590,7	1.277,5	11.139,9	3.630,7	15.538,8
Cartera no permanente (3)	251.086,3	-	-	-	251.086,3

[illegible]dera sólo los créditos efectivos vigentes al cierre del ejercicio con vencimiento en los períodos que se indican. Por [illegible]ente, se excluyen las colocaciones contingentes y los créditos traspasados a cartera vencida, como asimismo los [illegible]os morosos que no han sido traspasados a cartera vencida que ascendían a MM$9.157,7 (MM$11.286,2 en [illegible]00) de los cuales MM$5.213,2 (MM$5.885,6 en 2000) tenían una morosidad inferior a 30 días.

(2) Incluye documentos que componen la cartera permanente según lo descrito en nota 1 h), sin considerar sus ajustes a valor de mercado y los instrumentos intransferibles.

(3) Incluye el monto total del resto de la cartera de inversiones financieras, con su respectivo ajuste a valor de mercado.

b) Vencimientos de las captaciones, préstamos y otras operaciones de financiamiento

A continuación se muestran las captaciones, préstamos y otras obligaciones, agrupadas según sus plazos remanentes. Los saldos incluyen los intereses devengados hasta el 31 de diciembre de 2001 y 2000.

Al 31 de diciembre de 2001:

	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
CAPTACIONES Y OTRAS OBLIGACIONES (*)					
Depósitos y captaciones	970.854,4	11.691,4	2.612,0	950,3	986.118,1
Otras obligaciones a plazo	242,0	575,9	177,2	5,3	1.000,4
Obligaciones por intermediación de documentos	51.344,2	-	-	-	51.344,2
Obligaciones por letras de crédito	17.332,0	31.447,6	48.983,2	91.192,7	188.955,5
OBLIGACIONES POR EMISION DE BONOS	851,0	17.589,6	8.025,7	32.960,6	59.426,9
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:					
Líneas de créditos por reprogramaciones	2,9	6,7	10,6	18,8	39,0
Otras obligaciones con el Banco Central	186,1	372,1	298,1	-	856,3
Préstamos de instituciones financieras del país	65.951,0	-	-	-	65.951,0
Obligaciones con el exterior	61.781,8	1.893,5	946,8	-	64.622,1
Otras obligaciones	4.791,4	7.176,1	3.170,5	3.958,3	19.096,3

Al 31 de diciembre de 2000:

	Hasta un año MM$	Más de un año hasta tres años MM$	Más de tres años hasta seis años MM$	Más de seis años MM$	Total MM$
CAPTACIONES Y OTRAS OBLIGACIONES (*)					
- Depósitos y captaciones	871.506,6	4.944,9	2.520,9	577,3	879.549,7
- Otras obligaciones a plazo	353,3	585,2	76,8	12,0	1.027,3
- Obligaciones por intermediación de documentos	68.098,3	-	-	-	68.098,3
- Obligaciones por letras de crédito	14.584,3	26.864,3	41.325,4	72.593,9	155.367,9
OBLIGACIONES POR EMISION DE BONOS	735,9	14.377,8	7.448,4	34.330,0	56.892,1
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:					
- Líneas de créditos por reprogramaciones	3,2	7,2	11,3	20,3	42,0
- Otras obligaciones con el Banco Central	290,2	551,2	551,2	-	1.392,6
- Préstamos de instituciones financieras del país	53.917,6	-	-	-	53.917,6
- Obligaciones con el exterior	31.471,6	1.730,1	1.730,1		34.931,8
- Otras obligaciones	9.684,3	9.368,7	3.589,6	301,8	22.944,4

(*) Excluye todas las obligaciones a la vista, las cuentas de ahorro a plazo y las obligaciones contingentes.

NOTA 10 - SALDOS DE MONEDA EXTRANJERA

En los Balances Generales se incluyen activos y pasivos en moneda extranjera o reajustables por la variación del tipo de cambio, por los montos que se indican a continuación:

	Pagaderos en					
	Moneda extranjera		Moneda chilena *		Total	
	2001	2000	2001	2000	2001	2000
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Activos						
Fondos disponibles	45.650,6	23.468,9	-	-	45.650,6	23.468,9
Colocaciones efectivas	268.881,3	209.126,5	45.404,3	48.502,2	314.285,6	257.628,7
Colocaciones contingentes	54.888,6	46.819,2	35,7	45,4	54.924,3	46.864,6
Inversiones Financieras:						
En el país	146.970,8	78.448,5	27.883,5	121.793,0	174.854,3	200.241,5
En el exterior	9.983,3	38.964;7	-	-	9.983,3	38.964,7
Otros activos	135.603,1	75.295,4	-	-	135.603,1	75.295,4
Total activos	661.977,7	472.123,2	73.323,5	170.340,6	735.301,2	642.463,8
Pasivos						
Depósitos y captaciones	238.043,7	164.319,8	1.219,1	1.197,6	239.262,8	165.517,4
Obligaciones contingentes	55.729,0	49.623,9	-	-	55.729,0	49.623,9
Obligaciones con el Banco Central de Chile	-	-	-	-	-	-
Obligaciones con bancos del país	-	1.913,4	4.464,2	22.353,5	4.464,2	24.266,9
Obligaciones con bancos del exterior	97.639,9	56.594,8	76,4	156,7	97.716,3	56.751,5
Otros pasivos	338.210,5	359.892,2	-	-	338.210,5	359.892,2
Total pasivos	729.623,1	632.344,1	5.759,7	23.707,8	735.382,8	656.051,9

* Comprende operaciones expresadas en moneda extranjera y pagaderas en pesos u operaciones reajustables por el tipo de cambio.

NOTA 11 - OPERACIONES CON PRODUCTOS DERIVADOS

Operaciones con productos derivados mantenidas al cierre del ejercicio 2001 y 2000:

a) Contratos sobre monedas extranjeras

	Número de operaciones		Monto de los contratos: De hasta tres meses		Monto de los contratos: De más de tres meses	
Tipo de operación a futuro	2001	2000	2001	2000	2001	2000
			MUS$	MUS$	MUS$	MUS$
Mercado local:						
- Forward de monedas extranjeras	145	85	23.581	8.350	423.115	356.200
Mercado externo:						
- Forward de monedas extranjeras	4	-	-	-	3.128	-

El monto se refiere a los dólares comprados o vendidos o al equivalente en dólares de la moneda extranjera comprada o vendida a futuro, en su caso. Los plazos corresponden al de duración de los contratos desde la fecha de la operación.

b) Contratos sobre el valor de algún sistema de reajustabilidad autorizado (SRA) y sobre tasas de interés en moneda chilena.

	Número de operaciones		Monto de los contratos: De hasta tres meses		Monto de los contratos: De más de tres meses	
	2001	2000	2001	2000	2001	2000
			MM$	MM$	MM$	MM$
Forward en UF/pesos comprados	2	-	1.626,3	-	-	-
Contratos sobre tasas de interes en UF vendidos a tasa fija	1	-	-	-	650,5	-

NOTA 12 - CONTINGENCIAS, COMPROMISOS Y RESPONSABILIDADES

a) Compromisos y responsabilidades contabilizadas en cuentas de orden

La Institución mantiene registrados en cuentas de orden, los siguientes saldos relacionados con compromisos o con responsabilidades propias del giro:

	2001 MM$	2000 MM$
Valores en custodia	592.484,5	440.385,7
Cauciones otorgadas por el Banco	134.656,3	104.270,2
Créditos aprobados y no desembolsados	76.003,9	74.907,9
Cobranzas del exterior	26.003,5	25.091,2
Documentos en cobranza del país	45.320,8	13.373,5
Contratos entregados en garantía a Corfo	145,2	250,2

La relación anterior incluye sólo los saldos más importantes. Las colocaciones y obligaciones contingentes se muestran en el Balance General.

b) Juicios pendientes

Al 31 de diciembre del 2001 y 2000 el Banco tiene juicios pendientes en su contra por demandas relacionadas con créditos [illegible] que en su mayoría, según la fiscalía del Banco, no presentan riesgos de pérdidas significativas para el Banco.

Ante el Quinto Juzgado del Crimen de Santiago, en causa por Delito de Estafa Rol N° 149913-7, en virtud de querella criminal en estado de sumario interpuesta, por Banco del Estado de Chile, causa en la cual Corp Corredores de Bolsa S.A. no es parte, ha incautado, en opinión de la Sociedad, indebidamente el Deposito a Plazo N° 00243145 por la suma de MM$42,9, que Concepción S.A. Corredores de Bolsa, hoy Corp Corredores de Bolsa S.A., había adquirido de su primer beneficiario, por considerarse "cuerpo del delito". Dicho depósito a plazo se encuentra íntegramente provisionado en los estados financieros de la Sociedad.

c) Otras obligaciones

* Corp Banca está facultada para traspasar a sus clientes las obligaciones por derechos de aduana diferidos originados en la importación de bienes para leasing, traspasos que se materializan previa autorización del Servicio Nacional de Aduanas. Al 31 de diciembre del 2001, el Banco ha traspasado a sus clientes obligaciones por derechos de aduana diferidos por un monto de MM$1.764,5 (MM$671,4 en 2000).

* Al 31 de diciembre del 2001, los contratos de leasing suscritos cuyos bienes no han sido entregados ascienden a MM$5.764,9 (MM$6.320,9 en 2000).

* Con el objeto de cumplir con lo dispuesto en los artículos 30 y 31 de la Ley N°18.045 (Ley de Mercado de Valores), Corp Corredores de Bolsa S.A. ha contratado una póliza de seguros con la Compañía de Seguros de Crédito Continental S.A., para asegurar el correcto y cabal cumplimiento de todas las obligaciones como intermediario de valores en beneficio de los corredores presentes o futuros, en razón de sus operaciones como Corredores de Bolsa, en relación a lo expuesto se nombró como representante de los acreedores beneficiarios a la Bolsa de Comercio de Santiago, Bolsa de Valores. Dicha garantía asciende a 4.000 Unidades de Fomento, siendo su vencimiento el de 22 de abril del 2002.

- Con fecha 31 de mayo de 2001, se contrataron cuatro Pólizas de Seguros con Compañía de Seguros Generales Cruz del Sur S.A., la primera de estas tiene por objeto prever posibles situaciones de infidelidad funcionaria, siendo su cobertura ascendente a MUS$1.000, la segunda corresponde a un seguro por remesa de Valores siendo su cobertura ascendente a UF3.832, la tercera corresponde a seguro por robo de comercio, siendo su cobertura ascendente a UF1.000, y la última corresponde a seguro de incendio, siendo su cobertura ascendente a UF1.000. El vencimiento de estas pólizas es el 31 de mayo de 2002, cuyo beneficiario directo es Corp Corredores de Bolsa S.A.

- Con fecha 31 de mayo de 2001, se contrató una póliza de seguros con CHUBB de Chile Compañía de Seguros Generales S.A., a objeto de prever posibles situaciones de infidelidad funcionaria, siendo su cobertura ascendente a MUS$1.200 y su vencimiento es el 31 de mayo de 2002, cuyo beneficiario directo es Corp Administradora de Fondos Mutuos S.A..

- Con el objeto de cumplir con lo dispuesto en los artículos 58 letra d) del DFL Nº 251, de 1931, en que señala que "los Corredores de Seguros, para ejercer su actividad deben cumplir el requisito de contratar pólizas de seguros que determine la Superintendencia de Valores y Seguros, para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas de su actividad y, especialmente de los perjuicios que puedan ocasionar a los asegurados que contraten por su intermedio", es que la Sociedad tienen contratadas con la Compañía de Seguros Chilena Consolidada, las siguientes pólizas, cuyo inicio de vigencia es 15 de abril de 2001 y vencimiento abril de 2002:

Póliza	Materia asegurada	Monto asegurado UF
1608111	Responsabilidad civil	60.000
1608154	Garantía	500

CORPBANCA

NOTA 13 - COMISIONES

El monto de los ingresos y gastos por comisiones que se muestra en el estado de resultados corresponde a los siguientes conceptos:

Comisiones percibidas o pagadas por:

	Ingresos		Gastos	
	2001 MM$	2000 MM$	2001 MM$	2000 MM$
Cuentas corrientes	4.908,0	5.493,1	22,8	-
Remuneración y comisiones Fondos Mutuos	3.060,5	2.838,5	128,4	-
Comisiones convenio	1.716,6	939,0	-	-
Tarjetas de créditos	1.597,5	1.599,8	1.270,6	1.047,0
Cartas de crédito, avales, fianzas y otras operaciones contingentes	1.485,0	1.437,4	85,3	137,4
Red de cajeros automáticos	1.067,9	1.161,9	16,8	17,0
Corretaje de seguros	1.053,4	800,9	-	-
Líneas de crédito	839,6	1.161,4	-	-
Servicios a clientes	554,5	716,9	275,6	-
Operaciones factoraje	444,3	-	-	-
Comisiones sobre operaciones de crédito	401,4	58,4	-	-
Cobranzas de documentos	298,2	364,0	21,0	36,9
Comisiones por operaciones en rueda	133,7	79,6	0,2	99,1
Derechos de Bolsa	26,2	26,1	27,0	54,5
Comisiones de confianza y custodia	15,5	14,0	-	-
Convenios con cajas de compensación	-	-	1,6	11,5
Otros	778,0	656,0	56,5	110,5
Total	18.380,3	17.457,0	1.905,8	1.513,9

Las comisiones ganadas por operaciones con letras de crédito se presentan en el estado de resultados en el rubro ingresos por intereses y reajustes.

NOTA 14 - GASTOS NO OPERACIONALES

El detalle de los ingresos no operacionales es el siguiente:

	2001 MM$	2000 MM$
Amortización mayor valor pagado compra Financiera Condell S.A.	3.465,7	3.502,4
Amortización mayor valor pagado compra cartera Corfinsa	1.055,2	1.091,5
Amortización mayor valor pagado inversiones en sociedades	120,8	121,1
Castigo otros activos	2.215,0	2.280,7
Pérdida en venta activo fijo	50,4	34,5
Otros	342,2	115,1
Total	7.249,3	7.145,3

NOTA 15 - IMPUESTO A LA RENTA E IMPUESTOS DIFERIDOS

a) Impuesto a la renta

La provisión para impuesto a la renta de primera categoría, ascendente a MM$526,9 (MM$362,2 en 2000), corresponde al gasto originado por las filiales del Banco. Al 31 de diciembre de 2001 y 2000 el Banco no provisionó Impuesto a la Renta de Primera Categoría, por existir pérdidas tributarias acumuladas. Estas pérdidas pueden ser imputadas a futuras utilidades tributarias, sin plazo de expiración.

b) Impuestos diferidos

De acuerdo con lo descrito en Nota 1 m), el Banco aplicó los criterios contables del Boletín Técnico Nº 60 del Colegio de Contadores de Chile A.G. y sus complementos. De acuerdo al Boletín Técnico Nº 71 del Colegio de Contadores de Chile A.G., a partir del 2001 los impuestos diferidos se contabilizan aplicando la tasa de impuesto a la renta del año en que se reversará la correspondiente diferencia temporaria que le dio origen.

A continuación se presentan los impuestos diferidos originados por las siguientes diferencias temporarias:

	Saldos al		Saldos al	
	01-01-2001 MM$ (histórico)	31-12-2001 MM$	01-01-2000 MM$	31-12-2000 MM$
Diferencias deudoras:				
Pérdida tributaria	23.475,1	15.032,7	26.217,2	24.202,8
Provisión global de cartera	3.109,8	4.103,8	3.067,4	3.169,3
Diferencia de precio no devengada	111,1	2.344,1	-	-
Devengo de intereses suspendido	473,6	438,2	430,4	488,3
Otras provisiones	784,0	465,6	696,3	801,5
Otras	175,9	226,2	134,1	181,3
Subtotal	28.129,5	22.610,6	30.545,4	28.843,2
Saldo cuenta complementaria	(23.516,7)	(15.053,3)	(26.985,2)	(24.216,0)
Diferencia neta	4.612,8	7.557,3	3.560,2	4.627,2
Diferencias acreedoras:				
Depreciación activo fijo	(764,0)	(230,0)	(764,5)	(787,3)
Otras	461,3	(97,0)	(349,6)	541,7
Subtotal	(302,7)	(327,0)	(1.114,1)	(245,6)
Saldo cuenta complementaria	503,9	139,1	895,6	519,5
Diferencia neta	201,2	(187,9)	(218,5)	273,9

El efecto del gasto tributario neto durante el periodo se compone de la siguiente forma:

Concepto	2001	2000
	MM$	MM$
Gasto tributario corriente	(526,9)	(362,2)
Efecto por activos o pasivos por impuesto diferido del periodo	(5.543,2)	(833,7)
Efecto por amortización de cuentas complementarias de activos y pasivos por impuestos diferidos del periodo	8.098,6	2.393,1
Provisión de valuación	(1.389,2)	230,2
Otros	(172,3)	-
Total	467,0	1.427,4

NOTA 16 - GASTOS Y REMUNERACIONES DEL DIRECTORIO

Durante los ejercicios 2001 y 2000, por acuerdo de la Junta de Accionistas, no se han pagado remuneraciones al Directorio.

NOTA 17 - HECHOS POSTERIORES

En el período comprendido entre el 1° y el 16 de enero de 2002 no han ocurrido hechos posteriores que afecten significativamente los estados financieros.

Gerente de Contabilidad



Versión en Español

English Version

CORPBANCA

Table of Contents



Letter from the Chairman



The year 2001 developed in line with the positioning strategic scheme for the [illegible] the medium and long term. Corp[illegible] ranks today among the three best [illegible] of efficiency and, at the same time, it shows one of the highest loan growth ratios. As a result of the above, year end profitability reached Ch$ 73.4 billion, representing a 20% return on equity which virtually duplicates the profits obtained in 2000.

In the Letter from the Chairman for the year 2000, I wrote a brief account of the activities developed by Corp Group since it acquired Banco Concepción in [illegible], and I stated that efficiency would be the distinguishing variable in the bank's future development. The 47.8% efficiency ratio for the year shows the advances made in this area. However, the concept of efficiency is not only reflected in the organization's internal performance. We also understand that this concept is in the minds of our customers, for the benefit of whom we are developing important initiatives.

Perhaps the most visible of these initiatives during 2001 was the launching of the TEN account. This account is a top-level product for our customers and incorporates the idea of easy and ongoing communication between the bank and our customers, whether by telephone or notebook, with the consequent gains in time and communication quality.

Future challenges are not of minor importance. All of these are related to reinforcing the bank's achievements, through further emphasis on productivity increases, business growth, and the maintenance of risk levels consistent with the segments in which the bank operates. To the extent that the above is fulfilled, profitability levels will continue to rise. Not surprisingly, the above is not an easy task, but our recent results lead us to feel fairly optimistic about the feasibility of our achieving this goal, thus providing Corp Banca with the leading position that it deserves and is beginning to attain.



I take this opportunity to acknowledge the bank's executive staff and employees who have made possible the advances attained by the bank, which I invite you to strengthen with determination and a spirit of belonging to the organization.

Carlos Abumohor Touma
Presidente

CORPBANCA

Board of directors

Chairman
Carlos Abumohor Touma.

1er Vice Chairman
Alvaro Saieh Bendeck

2do Vice Chairman
Jorge Andrés Saieh Guzmán

Directors
Fernando Aguad Dagach
Julio Barriga Silva
René Cortázar Sanz
Juan Pablo Díaz Cumsille
Odde Rishmague
Rishmague
Francisco Rosende
Ramírez
Jorge Selume Zaror
Hernán Somerville Senn

Alternate Director
Juan Rafael Gutiérrez

CEO
Mario Chamorro



Alvaro Saieh Bendeck, 1er Vice Chairman | Jorge Andrés Saieh Guzmán, 2do Vice Chairman | Fernando Aguad Dagach, Director | Julio Barriga Silva, Director | Rene Cortázar Sanz, Director | Juan Pablo Díaz Cumsille, Director

CORPBANCA

Senior Management

CEO
Mario Chamorro Carrizo

Vice President – Large Companies Division
Marcelo A[illegible]

Vice President – Small and Medium-Size Companies Division
Sergio Enríquez

Vice President – Finance, International, and Corporate Division
Christian Schiessler

Vice President – Retail and Massive Banking Division
Carlos Camp[illegible]

Vice President – Leasing Division
Pedro Larrain

Vice President – Products Division
Julio Henríquez

Vice President – Organizational Development Division
[illegible] Brito

Vice President – Risk Division
Christian S[illegible]

Vice President – Logistic Division
[illegible] Santamaria

Vice President – Data Processing Division
Arma[illegible]o Ariño

Electronic Banking Manager
Mauricio Castro

Chief Financial Officer
Camilo Morales

Auditing Manager
Jorge Serra

Legal Services Manager
Cristián Canales

Strategic Consultant
Héctor Valdés



Odde Rishmague Rishmague, Director — Hernán Somerville Senn, Director — Francisco Rosende Ramírez, Director — Juan Rafael Gutiérrez, Director Suplente — Jorge Selume Zaror, Director — Mario Chamorro Carrizo, CEO

CORPBANCA

The Year's Management





[illegible] ENVIRONMENT

During 2001 the Chilean economy showed a deceleration in its gross domestic product growth rate which, according to [illegible] usual estimates, would have reached levels close to 3%, a [illegible] contrasts significantly with the 5.4% shown during the year 2000. [illegible] existing expectations regarding the complex international financial environment especially after the tragic events of September which affected the business environment throughout the Western world as well as the difficult situation in Argentina, such deceleration is not surprising. In fact, a contributing factor is the evolution of domestic spending, given the fact that the aggregate demand growth [illegible] in 2001 did not exceed 1%, whereas in 2000 this variable [illegible] reached 6.6%.

Domestic spending deceleration is based on a contraction of growth in its main components such as private consumption and gross fixed capital formation. In the former case, the growth rate went from 4.1% in 2000 to a value lower than 3.0% in 2001. Likewise, in the case of investment, [illegible] dropped from 4.3% to an expansion that also could not surpass [illegible] important to highlight that the evolution of employment [illegible] wage growth level continue to affect the evolution of private consumption, just as in previous years. Although economic activity deceleration reduces employment opportunities, and employment in turn, [illegible] spending growth, uncertainty in matters such as changes to [illegible] by the end of the year ultimately resulted in a change in the legislation favoring contract inflexibility undoubtedly reduced employment recovery chances significantly. Thus, this year's average unemployment rate reached 9.3% versus [illegible] in 2000, as a result of government initiatives aimed at inorganic employment generation. Added to the above, real wages grew by 2.0% during the year compared to 1.4% in 2000, as a result of which [illegible] the economy remained practically stable.

As a consequence of this situation as well as future perspectives regarding activity, the Central Bank induced several interest rate reductions through management of the official discount rate, which went from a real 5.0% in January 2001 to 3.9% in December 2001 (also on a real basis), with no concrete results in the short run because expectations of a deterioration in the economic situation continued to affect private decisions, resulting in the above mentioned investment deceleration. Neither could the evolution of fiscal accounts revert the effects on aggregate spending. Thus, the fiscal situation went from 0.1% of GDP in 2000 to an estimated deficit of 0.5%. The balance of payment current account in fact also reveals a certain stability of foreign savings, the deficit remaining at levels similar to those recorded in 2000 (1.4% of GDP).

The effects of spending deceleration also become evident upon analyzing the behavior of the inflation rate, which went from 4.5% to 2.6%, despite a 17% devaluation of the Chilean peso being recorded during the year, particularly relevant considering the weighing of tradable goods on the CPI. Note should be taken that the origin of said devaluation is fundamentally found in the expectations of a regional contagion of the situation in South American countries, especially Argentina, and does not reflect changes in the foundations of the Chilean economy where direct foreign investment received during the year exceeded US$ 4 billion, a figure that compares favorably with the US$ 3.7 billion received during 2000. Moreover, international reserves remained at levels close to US$ 14.5 billion, and total foreign debt showed practically no variation.

As regards the fundamental structures of the economy, significant legal changes were introduced which had, and will continue to have, an impact on the way in which the activity is

[illegible]. Thus, for example, changes were [illegible] into the legislation that regulates the Chilean capital market, enabling access of new agents to the voluntary pension plan [illegible] market, the incorporation of the [illegible] manager into the mutual fund market, tax changes that reduced the marginal rates applicable to individuals, and the elimination of the capital gains tax.

In this way, the Chilean economy starts the year 2002 with a significant supporting base, [illegible] by legal changes that seek a pro-activity [illegible] within a regional context in which the country maintains a leading position, exhibiting an ordered macroeconomic situation which transforms it into an attractive investment opportunity as has been demonstrated by the recent behavior of direct foreign investment. To the extent that the situation in [illegible] countries stabilizes and the [illegible] faced by the [illegible] economies improve, the Chilean economy will also evolve in a [illegible] way but with a better positive base, indeed very superior to the average of the countries in the region.

In the short run, the [illegible] for 2002 is not [illegible] from that existing in 2001 [illegible] growth, although the [illegible] throughout the year would be different, starting with low growth rates at the beginning and closing [illegible] the order of 5% by the [illegible] the year, a value compatible with the expansion capacity being shown by the potential product in the economy. Due to the same reason, a gradual recovery of employment – one of the cornerstones of domestic spending in the economy – is also expected. With a more stable currency value reflected in a less volatile exchange rate, a marginally rising trend in prices is expected as a result of spending expansion exceeding GDP.

[illegible] FINANCIAL SYSTEM

During 2001, the financial system showed a fairly dynamic behavior, especially concerning regulatory changes and the granting of new banking licenses.

[illegible] the above mentioned concepts, note [illegible] be taken of the amendment to the General Banking Law, establishing that Financial Institutions operating in the country may (after application to and authorization by the Superintendency of Banks and Financial Institutions) perform factoring transactions. Together with the incorporation of factoring transactions, the Superintendency of Banks and Financial Institutions authorized banks to act as standardized insurance sales agents. Another of the most relevant changes during 2001 was the reduction of the minimum capital required by financial institutions from 800 thousand to 400 thousand unidades de fomento (an inflation-indexed currency), though the banks that decide to operate with 400 thousand unidades de fomento will be subjected to tighter Basilea indicator requirements.

Also during 2001 the Superintendency of Banks and Financial Institutions authorized the creation of three new financial entities: Banco HNS, Banco Ripley, and Banco Monex. Finally, the merger of Banco de Chile and Banco de A. Edwards was authorized, creating the most important financial institution in the system, with a market share slightly exceeding 20% in the lending market.

As regards activity levels and indicators, the Chilean financial system showed a dissimilar behavior. Whereas activity indicators varied in line with the economy, profitability showed a rise in relation to the figures recorded by the end of 2000, resuming the levels seen prior to the Asian crisis.

Loans – the traditional activity indicator – showed a percentage increase exceeding GDP. During 2001, total loans (net of interbank loans) grew



[illegible] figure exceeding the expected 3% [illegible] expansion. However, an important part of this growth is explained by the behavior of the exchange rate applied for accounting purposes which rose above inflation. [illegible] assumption that the exchange rate had been equal to the CPI, loan growth would have been equivalent to 4.9%.


Risk Rate
Overdue Portfolio/Total Loans
Percentage

When performing a disaggregate analysis of the loans in the financial system, it may be appreciated that the growth [illegible] by corporate loans [illegible], although they increased with respect to December 2000, did [illegible] than those oriented to [illegible]

In fact, consumer loans under[illegible] loans variation in twelve [illegible] the expansion grew by [illegible] for by BancoEstado. [illegible] in a way explained by the high unemployment levels to which the country has been exposed during recent years and by the current generalized climate of uncertainty in the local environment. In concrete terms, this means, on the one hand, an increase in the risk associated with these loans and, on the other, a reluctance of people to assume additional financial commitments.

As regards companies, commercial transactions expanded by 8.48% and foreign trade transactions did so by 11.94%. However, during 2001 leasing transactions showed the most dynamic behavior, with a 28.26% increase.

Another noteworthy element in the industry's management during the period under review concerns the quality of the managed portfolio. According to the latest information issued by the Superintendency of Banks and Financial Institutions as of October 2001, the financial system's risk rate attained 1.90%, which positively compares to the 2.08% recorded in October 2000. In line with the above, as of


System's ROE Evolution
Banks

CORPBANCA

[illegible] the overdue portfolio over total loans indicator [illegible] 1.62%, a percentage that also shows an improvement with respect to the 1.73% recorded in 2000.

In terms of equity soundness, [illegible] financial system remains at its customary [illegible] indicator is still at levels largely exceeding [illegible], going from 13.34% in December 2000 to 12.71% in December 2001.
For their part, the results obtained confirmed the rising trend already evidenced in 2000. Bottom line profits grew by 40.62% compared to the same period in the previous year. [illegible] end of the period under review, the financial system's [illegible] for the year amounted to Ch$ 568 billion, [illegible] system's return on equity rose from 12.7% in 2000 to [illegible] in 2001.

The result improvement in relation to the previous year can be accounted for by several factors. Firstly, the system's size in 2001 was larger than the one in the previous year. Secondly, as a consequence of the interest rate reduction decreed by the Central Bank, non recurring earnings were [illegible] the valuation of banks' investment portfolio. [illegible] have made ongoing efforts aimed at [illegible] has enabled them to grow at [illegible] marginal costs. Finally, provision [illegible] impact lower than expected due to the [illegible] of the portfolio which had been subjected to a [illegible] process in previous years. In fact, the [illegible] obtained in 1999 is accounted for by the [illegible] level of provisions set up at that time.

It is also very important to [illegible] has been a remarkable increase [illegible] of the services provided through [illegible] to the latest statistics issued by the [illegible] of Banks and Financial Institutions as [illegible], the number of calls increased by 181%, account statement requests by 137%, and transfers among accounts by 875% in twelve months.

Finally, the year under review was also characterized by an increase in the use of non traditional payment means. At the end of the year, credit card transactions had recorded a 3.7% growth, whereas automated transactions and debit card transactions grew by 101% and 488% respectively.

CORP BANCA IN 2001

The result of Corp Banca's management in the year 2001, though positive, is just one more step within the strategy followed by the institution since its acquisition by Corp Group at the end of 1995. Firmly based on a higher efficiency level, accumulated profits for the year amounted to Ch$ 28.4 billion, a figure exceeding by 89% the profits obtained in the previous year. Added to this income increase, the bank exhibited a significant improvement in activity levels, with a 17.0% growth in total loans. Likewise, leadership was attained in terms of efficiency, with the bank being rated as the second best in the industry. Risk levels were maintained; the institution's rating improved to A+ for long-term deposits and to N-1 for deposits with a short maturity.

Results

Corp Banca's result for 2001 reached Ch$ 28.4 billion, a figure that exceeds by Ch$ 13.4 billion the figure obtained in 2000 in real terms. The detailed review of the results indicates that the main lines of business showed a positive evolution, with the reduction undergone by operating expenses being outstanding for the second consecutive year.

Compared to 2000, operating expenses decreased by Ch$ 7.8 billion in real terms. Many of the factors that explained the reduction in this aggregate figure in the previous year continued to be important in its performance; namely, the synergies obtained through the merger with Bancondell, the redesign of commercial and operating processes, and the integration

year due to the higher value of the financial investment portfolio. Operating profits grew by Ch$ 9.6 billion.

For their part, provisions increased by Ch$ 1.3 billion during the year, partly accounted for by the higher volume of activity and partly by changes to the rating applied to loans granted at the beginning of the nineties to companies operating in medium-scale mining which were impacted by the low price of copper derived from the depressed international economic situation.

Credit Risk

Notwithstanding the above, the risk rate – measured against the significance of the estimated percentage of irrecoverable loans – remained at levels lower than the system average during the period under review, which is particularly noteworthy given the low performance of the economy.

Activity Levels

Concerning activity volumes, loans (net of interbank loans) grew by Ch$ [illegible] billion, which is equivalent to a [illegible]% real expansion. This increase enabled the bank to improve its share of the market by 0.4%, reaching [illegible]% of the market at the end of the year. The types of loans that underwent the highest increase in absolute terms were commercial loans (Ch$ [illegible] billion), foreign trade loans (Ch$ 27.3 billion), and lease loans (Ch$ 24.7 billion). Retail loans showed an irregular behavior, with an increase in mortgage loans (Ch$ 7.5 billion) and a decrease in consumer loans by a similar amount (Ch$ 7.1 billion). The latter was a result of the delayed effect of the cleanup of the portfolio purchased from the former Financiera Condell.

Equity Soundness

The bank's shareholders decided to capitalize 100% of the profits obtained in 2000, increasing at the beginning of the year the equity base by Ch$15 billion with the dual purpose of strengthening the bank's equity position and setting the foundations for future growth. As a result of the equity base increase and the strong loan growth, the Basilea indicator went from 10.97% at the end of 2000 to 10.31% as of the last day in 2001. The capitalization of 50% of the bank's profits on a pro-forma basis, which will be suggested to the shareholders at the Shareholder Meeting, would raise this indicator to 11.22%.

Risk Rating

During 2001, risk rating agencies once again improved the rating of the bank's public offering instruments as a result of which the Risk Rating Commission changed said rating accordingly.



Risk Rate Evolution
Banks
Corp Banca
4.5%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Year199519971998199920002001

[illegible]	June 2000	December 2001
[illegible]posits at more than one year	A	A+
Time deposits at less than one year	N-2	N-1
Mortgage notes	A	A+
Ordinary Bonds	A	A+
Subordinated bonds	A-	A
Shares	1st Class Level 4	1st Class Level 4

Subsidiaries

During the year 2001, the bank's subsidiaries maintained the good performance seen over recent years. The mutual fund management subsidiary was outstanding in its high profitability and significant market share. It obtained a bottom line result of Ch$ 1.4 billion, [illegible] generating a 98.5% return on investment, while its market share attained [illegible] measured against total managed funds.

The [illegible] reached a 20.3% profitability, [illegible] an income for the year equivalent to Ch$ 801 million, generated by the [illegible] and intermediation of fixed-income [illegible] as well as the customary [illegible] and foreign [illegible].

[illegible] the insurance broker generated profits of Ch$ 475 million. Finally, financial consulting operations [illegible]ed earnings amounting to Ch$ 171 million for the bank.

Strategic Advances

During 2001, the plan aimed at positioning the bank among the leaders in the banking industry was furthered through efficiency improvement, the strengthening of the equity base, and the expansion of the institution's business base. This included business and operational areas. As regards the former, the structure implemented at the beginning of 2000 that segregates segments, products, and channels was strengthened and consolidated, thus enabling a clear and precise differentiation among objectives, functions, and responsibilities, all of which are fundamental elements in the efficient development and effective implementation of the strategies defined for each of them. As for operational areas, these have been structured on a dynamic and flexible basis, with the key goal of improving efficiency, productivity, and responsiveness in the service provided to customers as well as the different areas of the

The most remarkable strategic advances made during 2001 are as follows:

- Development and market launching of the Corp Banca TEN Account, the first checking account that operates as a Transactional Mobile Banking System (WAP).

- Incorporation of factoring transactions into the bank (October), which will enable intensification of customer/product [illegible], thus strengthening the business platform.

- A strategic alliance with Entel for data transmission.

- Implementation of outsourcing for data processing at IBM Chile.

- Initiation of the Integrated Banking System (IBS) project, through which financial institutions will be able to rely on a more advanced data processing platform and information systems.

- Integration of back office providing services to the bank's traditional areas and several subsidiaries as well as consolidation of the concept of "process factory" within operational and administrative areas.



Corp Banca and Subsidiaries: Consolidated Financial Statements

AT DECEMBER, 31 OF 2001 AND 2000



CORPBANCA

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Shareholders
of CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the management of CORPBANCA. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPBANCA and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

As explained in Note 2 to the financial statements, the Bank merged with Corp Factoring S.A.

The translation of the financial statements into English has been made solely for the convenience of readers outside Chile.

January [illegible]

Juan Echeverría González

CORPBANCA

Corp Banca And Subsidiaries Consolidated Balance Sheets

(In millions of Chilean pesos – MCh$)

ASSETS	At December 31, 2001 MCh$	At December 31, 2000 MCh$
CASH AND BANKS	105,309.8	97,853.0
LOANS:		
Commercial	635,905.3	574,817.0
Foreign trade	135,411.6	108,603.2
Consumer	153,160.8	161,017.2
Mortgage	173,143.7	144,338.8
Leases	109,616.0	85,332.9
Factoring	42,374.4	-
Contingent	108,444.8	88,397.2
Other outstanding loans	39,882.1	42,329.3
Past due	21,652.8	21,006.2
Total loans	1,419,591.5	1,225,841.8
Less: Allowance for loan losses	(31,838.4)	(27,088.4)
Total loans-net	1,387,753.1	1,198,753.4
OTHER LOAN OPERATIONS:		
Loans to financial institutions	26,015.3	15,472.2
Credit for trading	7,024.0	2,387.7
Total other loan operations	33,039.3	17,859.9
INVESTMENTS:		
Banco Central de Chile and Treasury securities	28,949.6	68,101.2
Other financial investments	194,152.9	144,263.3
Trading securities	47,101.8	65,540.4
Deposits with Banco Central de Chile	-	1,053.6
Assets for leasing	6,551.1	4,479.1
Assets received in lieu of payment or in foreclosure	9,143.6	3,317.3
Other non – financial investments	1.5	1.4
Total investments	285,900.5	286,756.3
OTHER ASSETS	91,555.9	86,393.8
FIXED ASSETS:		
Bank premises and equipment	31,771.1	36,776.7
Investments in other companies	1,243.0	927.7
Total fixed assets	33,014.1	37,704.4
Total assets	1,936,572.7	1,725,320.8

Notes 1 to 17 are an integral part of these consolidated financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY	At December 31, 2001 MCh$	2000 MCh$
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	114,356.9	106,783.5
Time and demand deposits	1,006,433.6	900,882.4
Other sight and term liabilities	56,481.0	69,741.2
Trading securities liabilities	51,344.2	68,098.3
Mortgage notes	188,955.5	155,367.9
Contingent liabilities	108,967.4	90,025.6
Total deposits and other liabilities	1,526,538.6	1,390,898.9
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	59,426.9	56,892.1
Total bonds	59,426.9	56,892.1
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	39.0	42.0
Other Banco Central de Chile borrowings	856.3	1,392.6
Borrowings from domestic financial institutions	65,951.0	53,917.6
Foreign borrowings	64,622.1	34,931.8
Other borrowings	19,096.3	22,944.4
Total borrowings from financial institutions	150,564.7	113,228.4
OTHER LIABILITIES	29,102.3	21,605.9
Total liabilities	1,765,632.5	1,582,625.3
VOLUNTARY RESERVES	1,107.2	1,296.0
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	141,270.9	126,096.3
Other reserves	118.6	179.8
Net income	28,443.5	15,123.4
Total shareholders' equity – net	169,833.0	141,399.5
Total liabilities and shareholders' equity	1,936,572.7	1,725,320.6

Notes 1 to 17 are an integral part of these consolidated financial statements

CorpBanca and Subsidiaries Consolidated Statements of Income

For the years ended december 31, 2001 and 2000 (in millions of Chilean pesos – MCh$)

	2001	2000
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	186,019.8	195,522.1
Gains from trading securities	7,610.4	3,114.4
Commission income	18,380.3	17,457.0
Other operating income	2,833.5	2,831.2
Total operating income	214,844.0	218,924.7
Less:		
Interest and indexation expenses	(94,883.6)	(110,240.3)
Losses from trading securities	(2,141.0)	(1,471.7)
Commission expense	(1,905.8)	(1,513.9)
Exchange loss – net	(1,136.1)	(1,514.7)
Other operating expenses	(507.8)	(270.0)
Gross operating margin	114,269.7	103,914.1
Personnel salaries and expenses	(28,374.0)	(32,619.6)
Administrative and other expenses	(21,375.7)	(25,831.6)
Depreciation and amortization	(7,848.3)	(7,253.1)
Net operating margin	56,671.7	38,209.8
Provisions for assets at risk	(28,054.0)	(26,863.5)
Recovery of loans previously written off	7,455.8	7,760.4
Operating income	36,073.5	19,106.7
OTHER INCOME AND EXPENSES		
Non-operating income	734.8	555.4
Non-operating expenses	(7,249.3)	(7,145.3)
Equity in loss of other companies	(74.2)	(75.7)
Monetary correction	(1,658.1)	(652.7)
Income before income tax	27,826.7	11,788.4
Income tax	467.0	1,427.4
Income after income tax	28,293.7	13,215.8
Minority interest	-	-
Income after income tax and minority interest	28,293.7	13,215.8
Voluntary reserves	149.8	1,907.6
Net income	28,443.5	15,123.4

Notes 1 to 17 are an integral part of these consolidated financial statements

CORPBANCA

CorpBanca and Subsidiaries Consolidated Statements Of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (in millions of Chilean pesos – MCh$)

CASH FLOW FROM OPERATING ACTIVITIES:	2001 MCh$	2000 MCh$
Net income	28,443.5	15,123.4
Charge (credit) to income not representing cash flow:		
Depreciation and amortization	7,848.3	7,253.1
Provisions and write-offs of assets at risk	28,054.0	26,863.5
Voluntary reserves	(149.8)	(1,907.6)
Adjustment to market value of tradeable investments	(322.6)	(519.8)
Tax provision	(467.0)	(1,427.4)
Amortization of negative goodwill on investments in companies	3,586.5	3,601.9
Write-off of other assets	2,215.0	2,280.7
Equity in loss of other companies	74.2	75.7
Net (income) loss on sale of assets received in payment	(110.4)	39.5
(Income) loss on sale of fixed assets	14.2	(22.5)
Monetary correction	1,658.1	652.7
Other charges (credits) not representing cash flow	2,097.1	(1,673.2)
Net change-interest, readjustments and commissions accrued on assets and liabilities	7,783.3	(7,494.8)
Net cash provided by operating activities	80,724.4	42,845.2
CASH FLOW FROM INVESTMENT ACTIVITIES:		
(Increase) in loans – net	(243,581.4)	(190,642.8)
(Increase) decrease in other loan operations – net	(15,945.5)	32,292.8
(Increase) in investments – net	(8,878.7)	(98,595.0)
Purchase of fixed assets	(1,854.1)	(3,071.9)
Sale of fixed assets	367.6	159.9
Investments in companies	(475.0)	-
Dividends received from investment in companies	18.5	-
Sale of fixed assets received in lieu of payments or in foreclosure	1,224.7	574.5
(Increase) decrease of other assets and liabilities – net	(1,582.8)	1,868.6
Net cash used in investment activities	(270,706.7)	(257,413.9)
CASH FLOW FROM FINANCING ACTIVITIES:		
Increase (decrease) in checking accounts – net	10,951.3	(9,603.8)
Increase in deposits and borrowings – net	133,210.5	191,183.0
Increase (decrease) in other sight or term obligations – net	(11,336.3)	26,294.4
Increase (decrease) in other liabilities arising from trading activities - net	(14,835.7)	12,611.9
Increase in short-term foreign loans	26,608.9	21,149.6
Issue of mortgage notes	60,841.3	16,918.6
Redemption of mortgage notes	(23,362.9)	(15,230.2)
(Increase) decrease in other short-term liabilities	15,984.7	(41,784.6)
Loans obtained from Banco Central de Chile (long-term)	64.9	115.6
Repayment of Banco Central de Chile borrowings (long-term)	(557.6)	(733.1)
Issue of bonds	2,111.3	16,290.3
Loans obtained abroad (long-term)	4,664.6	-
Repayment of foreign borrowings (long-term)	(1,220.7)	(613.7)
Loans obtained from financial institutions (long-term)	-	51.2
Repayment of financial institution borrowings (long-term)	-	(1,762.4)
Other long-term borrowings	5,347.3	3,480.4
Repayment of other long-term borrowings	(9,080.3)	(6,143.9)
Capital paid-in	49.7	15,285.4
Net cash provided by financing activities	199,441.0	227,508.7
NET CASH FLOW OF THE YEAR	9,458.7	12,940.0
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(2,001.9)	(2,821.5)
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,456.8	10,118.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	97,853.0	87,734.5
CASH AND CASH EQUIVALENTS AT END OF YEAR	105,309.8	97,853.0

Notes 1 to 17 are an integral part of these consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Information provided

The financial statements have been prepared in accordance with accounting regulations issued by the Superintendencia de Bancos e Instituciones Financieras (hereinafter, the Superintendency). Such regulations agree with accounting principles generally accepted in Chile.

Figures for 2000 are presented restated for the change in the Consumer Price Index (CPI) of 3.1%.

b) Basis of consolidation

The consolidated group ("the Group") comprises Corp Banca ("the Bank") and its subsidiaries listed below:

	Ownership	
	2001	2000
	%	%
Corp Corredores de Bolsa S.A.	100.00	100.00
Corp Administradora de Fondos Mutuos S.A.	100.00	100.00
Corp Asesorías Financieras S.A.	100.00	100.00
Corp Corredores de Seguros S.A.	99.99	99.99

The subsidiaries' assets and operating income represent 1.7% and 4.5%, respectively, of the total consolidated assets and operating income (1.6% and 3.7% in 2000).

All significant balances and transactions among the group companies have been eliminated in consolidation.

c) Interest and indexation

The amounts recorded in the balance sheet for loans, investments and liabilities include interest and indexation accrued at year end. However, the Group has taken the conservative position of discontinuing the accrual of interest and indexation on high-risk and past-due loans.

d. Price-level restatement

Shareholders' equity, fixed assets, and other non-monetary balances have been price-level restated, considering the changes in the Chilean Consumer Price Index (CPI). The application of price-level restatement results in a net charge to income of MCh$1,658.1 (net charge of MCh$652.7 in 2000).

The income statement is not price-level restated.

e. Foreign currency

Assets and liabilities denominated in foreign currency are stated in Chilean pesos at the exchange rate prevailing at each year-



end. The December 31, 2001 rate for the US dollar was Ch$656.20 = US$1 (Ch$572.68 = US$1 at December 31, 2000).
The net exchange loss of MCh$1,136.1 in 2001 presented in the income statement (net exchange loss of MCh$1,514.7 in 2000) includes recognition of effects of changes in the exchange rate on assets and liabilities in foreign currency and income from exchange operations.

f.Leasing contracts

Finance leasing operations are leasing contracts including a clause granting the lessee a purchase option on the leased asset at the end of the contract.

g.Factoring receivables

Factoring receivables are valued at acquisition value of credits. The price difference arising on cession is earned over the financing period. The grantor is responsible for the payment of loans.

h.Financial Investments

Investments in financial instruments with a secondary market held by the Bank are presented at market value in accordance with specific instructions of the Superintendency. Such instructions call for the recognition of the adjustments to market value against income for the year, unless permanent investments are involved, in which case, under certain limitations, the above-mentioned adjustments can be made directly against equity in "Fluctuations in value of financial investments".

This adjustment resulted in a net credit to income for the year 2001 amounting to MCh$38.3 (net credit of MCh$502.4 in 2000) which is included in operating income in "Gains from trading securities". For permanent investments, the application of the adjustment resulted in a net credit of MCh$55.8 against equity (net credit in 2000 for MCh$374.4 - historical amount).

Other investments in financial instruments are stated at cost plus accrued interest and indexation.

i.Bank premises and equipment

Bank premises and equipment are stated at price-level restated cost and are shown net of accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets.

j.Goodwill from investments in related companies

Goodwill arising on investments in related companies and the premium paid for the acquisition of shares, rights, goods and contracts from the Consumer Credit Division of Corfinsa, is amortized over a period of ten years.

The excess price paid as a result of the recognition of quality of the portfolio purchased from Financiera Condell S.A. is amortized over six years starting August 1, 1999, following instructions issued by the Superintendency.

k.Provisions for assets at risk

The Bank established all provisions are required to cover the risk of loss on assets (Note 6), in accordance with the standards issued by the Superintendency. Assets are stated net of such allowances or are shown as a deduction in the case of loans.

l.Voluntary reserves

In accordance with the General Banking Law, financial institutions may establish special provisions, called "Voluntary reserves", which can be considered as part of the effective equity for purposes of complying with certain regulations of the General Banking Law. The amount provided at year-end and effects on the year's income are shown in the consolidated balance sheet and the consolidated statement of income.

m.Deferred taxes

The effects of deferred taxes arising from temporary differences between the tax and the book basis are recorded on the accrual basis in conformity with Technical Bulletin N°60 of the Colegio de Contadores de Chile A.G., and its complements and with instructions of the Superintendency. In accordance with Technical Bulletin N°71 of the Colegio de Contadores de Chile A.G., starting 2001 deferred taxes are accounted for applying the income tax rate for the year in which the corresponding temporary difference that originated the aforementioned taxes will reverse.

Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

ñ.Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents are as defined in Chapter 18-1 of the updated Recopilation of Regulations of Banks and Finance Companies.

ACCOUNTING CHANGES

During the year, the Bank applied Circular N°3,029 issued by the Superintendency, and which modified the accounting treatment for income and expenses received or prepaid, in relation to the period that the service provided or received covers. The new accounting policy consists in deferring results from such income and expenses. The accounting procedure will be applied only when it has an important effect on income, compared with that obtained when consistently recognizing income and expenses based on the amount received or paid. At December 31, 2001, the application of this criterion does not have significant effects for the Bank.

SIGNIFICANT EVENTS

- At the Board of Directors' Meeting held on April 24, 2001, the resignation of Mr. Jorge Selume Zaror from the position of General Manager was reported. Mr. Mario Chamorro Carrizo assumed the aforementioned position from April 27, 2001.
- At the Ordinary Shareholders' Meeting held on April 27, 2001, the resignation of Mr. Alejandro Kauak Garabit from the position of Director was reported being replaced by. Mr. Jorge Selume Zaror.
- At the Extraordinary Shareholders' Meeting held on May 23, 2001,it was agreed to modify the first clause of the eleventh article of the statutes of the Bank, increasing principal Directors from nine to twelve and reducing alternate Directors from two to one. Directors one elected for three years can be reelected indefinitely and will replaced completely at the end of each period. In addition, it was agreed to create a second Vice Presidency of the Board of Directors.

CORPBANCA

At the same Shareholders' Meeting, it was agreed to renew the Board of Directors as follows:

Nominal Directors	Replacing Directors
Messrs:	Mr:
Carlos Abumohor Touma	Juan Rafael Gutiérrez Avila
Fernando Aguad Dagah	
Julio Barriga Silva	
René Cortázar Sanz	
Juan Pablo Díaz Cumsille	
Odde Rishmague Rishmague	
Francisco Rosende Ramírez	
Álvaro Saieh Bendeck	
Jorge Andrés Saieh Guzmán	
Jorge Selume Zaror	
Hernán Somerville Senn	

•At the Board of Directors' Meeting held on June 12, 2001, the following designations were made in the Board of Directors of Corp Banca:

President	Carlos Abumohor Touma
First Vice President	Alvaro Saieh Bendeck
Second Vice President	Jorge Andrés Saieh Guzmán

•At the Extraordinary Board of Directors' Meeting held on June 26, 2001, approval was given to request the registration of shares of Corp Banca in the Stock Exchange of Santiago, Security Exchange and other stock exchanges determined by the general management. The registration in the Stock Exchange was made on June 27, 2001.

•On November 2, 2001, Corp Banca acquired 11,842 shares of Corp Factoring S.A. from Proyección S.A., and 120 shares of Promoción y Ventas S.A., which resulted in the dissolution of Corp Factoring S.A., and the incorporation of all its assets and liabilities into Corp Banca.

•At the Ordinary Meeting of the Board of Directors held on December 4, 2001, it was agreed to request from the Superintendency the authorization to create and incorporate a company to support the banking area, in order to render legal services for the Bank's operations. The Company will operate under the name of Corp Legal S.A.

4. RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Superintendency's Instructions, individuals and companies that are related, directly or indirectly, to the Bank's owners or management are considered related parties.

a. Loans to related parties

At December 31, 2001 and 2000, loans to related parties are as follows:

	Current portfolio		Past due portfolio		Total		Collateral pledged (*)	
	2001	2000	2001	2000	2001	2000	2001	2000
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Controlling companies	19,850.9	30,328.2	-	-	19,850.9	30,328.2	14,339.5	16,448.8
Investment companies	3,929.8	683.5	-	-	3,929.8	683.5	489.2	-
Individuals (**)	184.8	-	-	-	184.8	-	63.7	-
Total	23,965.5	31,011.7	-	-	23,965.5	31,011.7	14,892.4	16,448.8

(*) Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency's instructions.

(**) Includes only those loans to individuals whose outstanding balances are not less than the equivalent of UF3,000.

b. Other transactions with related parties

During 2001 and 2000, the Bank's transactions with related parties for amounts in excess of UF1,000 are as follows:

Related party	Item	Balance receivable (payable) MCh$	Effect on income: Income MCh$	Effect on income: Expense MCh$
2001:				
Evaluadora de Antecedentes S.A.	Customer evaluation	-	-	3,623.1
Proveedora de Servicios S.A.	Customer evaluation and office rental	-	-	1,170.3
Recaudaciones y Cobranzas S.A.	Rental of offices and collection	-	3.0	924.4
Nexus S.A.	Credit card management	-	-	738.2
Corp Group Interhold S.A.	Management advisory services	-	-	583.4
Redbanc S.A.	Automatic teller machine (ATM) administration	-	-	460.7
Transbank S.A.	Credit card management	-	-	426.9
[illegible]nca S.A.	Services - exchange of banking documents	-	-	150.4
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Advertising advisory services	4.1	39.9	206.3
Asesorías Santa Josefina Ltda.	Advisory and management services	-	-	126.6
Consultoria y Asesorías Ecco S.A.	Economic and financial consulting	-	-	96.8
Fonda S.A.	Rental and maintenance of computer equipment	-	-	95.8
Asesorías La Unión S.A.	Advisory and management services	-	-	74.7
Profesionales Asesores Proes Ltda.	Legal and professional advisory services	-	-	72.5
Sociedad Nacional de Mineria	Advertising in mining newsletter	-	-	44.1
Red Televisiva Megavisión S.A.	Advertising services	-	-	40.1
Compañía de Seguros Vida Corp S.A.	Insurance premiums and office rental	-	215.2	32.0
	Insurance brokerage	80.3	511.4	-
	Advisory services rendered	-	13.2	-
BAC Servicios Computacionales Ltda.	Computer services	-	-	17.5
Corp Factoring S.A.	Rental of offices	6.1	27.4	-

Related party	Item	Balance receivable (payable) MCh$	Effect on income: Income MCh$	Effect on income: Expense MCh$
2000:				
Evaluadora de Antecedentes S.A	Customer evaluation	-	0.6	3,344.4
Proveedora de Servicios S.A.	Customer evaluation and office rental	-	0.8	1,681.0
Transbank S.A.	VISA credit card management and advertising	-	-	664.8
[illegible]us S.A.	VISA credit card management	-	-	582.8
Redbanc S.A.	Automatic teller machine (ATM) administration	-	-	517.5
Servibanca S.A.	Services - exchange of banking documents	-	-	368.4
Recaudaciones y Cobranzas S.A.	Rental of offices and collection	-	6.0	560.1
[illegible] S.A.	Rental and maintenance of computer equipment	-	-	170.1
[illegible]orías Santa Josefina Ltda.	Advisory and management services	-	-	125.4
Manufacturas Interamericana S.A.	Uniforms – tailoring	-	-	78.5
Asesorías La Unión S.A.	Financial and administrative advisory services	-	-	76.1
BAC Servicios Computacionales Ltda.	Computer services	-	-	73.7
Profesionales Asesores Proas Ltda.	Legal and professional advisory services	-	-	53.3
Red Televisiva Megavisión S.A.	Advertising services	-	-	48.9
Compañia de Seguros Vida Corp S.A.	Insurance premiums and office rental Insurance brokerage	6.9 81.3	100.6 467.8	43.6 -
Corp Group Interhold S.A.	Management advisory services and purchase of bank premises and equipment	-	-	24.3
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Advertising advisory services	-	-	23.5
Corp Factoring S.A.	Rental of offices	-	37.2	-

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

5. INVESTMENTS IN OTHER COMPANIES

The balance sheet includes investments in other companies for MCh$1,243.0 (MCh$927.7 in 2000), as follows:

Company	Ownership 2001 %	Ownership 2000 %	Equity 2001 MCh$	Equity 2000 MCh$	Investment: Investment amount 2001 MCh$	Investment: Investment amount 2000 MCh$	Investment: Equity in income (loss) 2001 MCh$	Investment: Equity in income (loss) 2000 MCh$
Transbank S.A.	8.72	8.72	3,940.1	3,339.1	343.5	291.2	52.4	(48.4)
Nexus S.A.	12.90	12.90	3,105.8	1,065.4	400.8	137.4	(212.0)	(121.7)
Subtotal						744.3	428.6	(159.6)
(170.1)								
Shares and rights in other companies:								
Redbanc S.A.					84.8	88.2	15.1	18.0
Sociedad Interbancaria Depósitos de Valores S.A.					42.9	30.9	10.8	6.2
Share in Bolsa de Comercio de Santiago					312.1	321.9	58.8	77.8
Share in Bolsa Electrónica de Chile					58.9	58.1	0.7	(7.6)
Subtotal					498.7	499.1	85.4	94.4
TOTAL					1,243.0	927.7	(74.2)	(75.7)

6. RESERVES

a. Reserves for assets at risk

At December 31, 2001, the Bank and its subsidiaries have accrued reserves to cover estimated losses of MCh$32,622.7 (MCh$28,541.1 in 2000), which correspond to the minimum amount of reserves required by the Superintendency.

During 2000 and 2001, the changes in such reserves was as follows:

	Loan losses	Reserves for Assets received in lieu of payment	Other assets	Total
	MCh$	MCh$	MCh$	MCh$
Balances, January 1, 2000	25,568.4	-	857.5	26,425.9
Application of reserves	(24,017.6)	(553.5)	(252.7)	(24,823.8)
Reserves established	28,519.3	1,029.5	334.3	29,883.1
Reserves released	(3,796.2)	-	(6.1)	(3,802.3)
Balances, December 31, 2000	26,273.9	476.0	933.0	27,682.9
Price-level restated balances, for comparative purposes	27,088.4	490.8	961.9	28,541.1
Balances, January 1, 2001	26,273.9	476.0	933.0	27,682.9
Increase in reserves due to merger	607.5	-	21.8	629.3
Application of reserves	(21,439.2)	(1,571.3)	(855.9)	(23,866.4)
Reserves established	27,747.7	1,359.6	473.4	29,580.7
Reserves released	(1,351.5)	(52.3)	-	(1,403.8)
Balances, December 31, 2001	31,838.4	212.0	572.3	32,622.7

In the opinion of the Bank's management, based on the information examined, the established reserves reasonably cover all possible losses that might result from non-recovery of assets.

b. Voluntary reserves

In addition to the provisions for assets at risk indicated in a) above, the Bank has accrued voluntary reserves totaling MCh$1,107.2 in 2001 (MCh$1,298.0 in 2000). As a result of the release of reserves, income has been credited with MCh$149.8 in 2001 (MCh$1,907.5 in 2000).

7. SHAREHOLDERS' EQUITY

a. Equity

The movements in the shareholders' equity accounts during 2001 and 2000 are summarized as follows:

	Paid-in capital	Reserves	Other reserves	Income (loss) for the year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances, January 1, 2000	105,784.5	1,367.0	(200.0)	(4,497.3)	102,454.2
Loss from prior year	(4,497.3)	-	-	4,497.3	-
Capitalization of share premium	593.2	(593.2)	-	-	-
Subscription and payment of shares	14,044.9	622.1	-	-	14,667.0
Monetary correction of capital	4,938.5	45.1	-	-	4,983.6
Fluctuation in value of financial investments	-	-	374.4	-	374.4
Net income - 2000	-	-	-	14,668.7	14,668.7
Balances, December 31, 2000	120,863.8	1,441.0	174.4	14,668.7	137,147.9
Price-level restated balances for comparative purposes	124,610.6	1,485.7	179.8	15,123.4	141,399.5
Balances, January 1, 2001	120,863.8	1,441.0	174.4	14,668.7	137,147.9
Net income from prior year	-	14,668.7	-	(14,668.7)	-
Subscription and payment of shares	48.9	0.8	-	-	49.7
Monetary correction of capital	3,748.3	499.4	-	-	4,247.7
Fluctuation in value of financial investments	-	-	(55.8)	-	(55.8)
Net income - 2001	-	-	-	28,443.5	28,443.5
Balances, December 31, 2001	124,661.0	16,609.9	118.6	28,443.5	169,833.0

At the Extraordinary Meeting of Shareholders held on September 25, 2000, it was agreed to decrease the capital by MCh$1,105.6 corresponding to 972,295,308 non-subscribed shares of the capital Increases of March 24, 1997 and December 22, 1998. In addition, the share premium on the stock issue of December 22, 1998 for MCh$593.2 was capitalized. In the same Extraordinary Meeting, a new capital increase was agreed for MCh$15,128.2, issuing 20,570,569,107 no par value shares. At December 31, 2001, 6,217,798,991 shares of the aforementioned capital increase were subscribed, and paid; 6,151,274,029 shares in November and December 2000, and 66,524,962 in 2001 were paid in cash for MCh$4,523.8 and MCh48.9 respectively. These capital contributions produced a share premium of MCh$0.8 in 2001 and MCh$68.4 in 2000.

On September 5, 2001, there was a partial rescission of contracts for the subscription of shares related to the capital increase of September 25, 2000, of the controlling shareholders of Corp Banca, considering that shares held indirectly by international investment funds will shortly be offered on the Stock Exchange, representing 35.2% of the shareholders of the Bank, and in order to avoid having shares in circulation which may be paid at different prices. The number of rescinded shares is 14,352,769,954.

* At the Extraordinary Meeting of Shareholders held on December 22, 1998 it was agreed to capitalize the share premium on the issue of series A for MCh$669.7 and increase the capital of the Bank by MCh$46,283.0 issuing 66,561,651,170 ordinary no-par value shares of series "A". On February 23, 1999, at an Ordinary Meeting of the Board, a subscription price per share was agreed and also the issue of 66,561,651,170 shares. On June 22, 1999, at an Extraordinary Meeting of the Board and considering the necessity to pay in a significant part of capital for the merger with Financiera Condell S.A., the issue agreement was modified with regard to the payment of subscribed shares of such capital increase, and it was agreed to pay 75% of shares at subscription date. The balance of MCh$9,521.1 with a share premium of MCh$553.7 was paid during 2000.

* On November 3, 1999, 165,203,786,894 no-par value shares were registered in the Share Register of the Superintendency of Banks and Financial Institutions under N°04/99, representing all of shares of the Bank at that date, to be exchanged on a one-for-one basis with series "A", "B" and "C", shares. Such exchange was realized during February 2000.

Minimum basic capital and effective equity

According to the General Banking Law, a financial institution's minimum basic capital may not be lower than 3% of its total assets, while the effective equity may not be lower than 8% of its risk weighted assets. At each year-end, the situation of the Bank is as follows:

	December 31	
	2001	2000
	MCh$	MCh$
Basic capital *	7.62%	7.59%
Effective equity **	10.31%	10.97%

* Represents the paid-in capital and reserves.

** According to Article 66 of the General Banking Law, in order to calculate the effective equity, investments in companies and capital assigned to branches abroad should be deducted; and subordinated bonds and voluntary provisions should be considered as equity, up to certain limits.



8. INVESTMENTS

At December 31, 2001 and 2000, the Consolidated Group's investments are as follows:

a. Financial investments

	2001					
	Type of portfolio			Adjustment to market value		
Securities *	Permanent **	Non permanent	Subtotal	Against income	Against equity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Banco Central de Chile	-	15,408.1	15,408.1	48.9	-	15,457.0
Tesorería General de la República or other government entities	-	37,779.8	37,779.8	(131.5)	-	37,648.3
Domestic financial institutions	8,243.8	37,408.5	45,652.3	(3.2)	26.6	45,675.7
Other domestic investments	28,640.9	80,231.8	108,872.7	(53.7)	48.5	108,867.5
Investments abroad	-	6,551.1	6,551.1	-	-	6,551.1
Corp Banca issued mortgage notes	11,613.4	44,012.5	55,625.9	335.3	43.5	56,004.7
Total	48,498.1	221,391.8	269,889.9	195.8	118.6	270,204.3

	2000					
	Type of portfolio			Adjustment to market value		
Securities *	Permanent **	Non permanent	Subtotal	Against income	Against equity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Banco Central de Chile	-	77,991.5	77,991.5	42.1	-	78,033.6
Tesorería General de la República or other government entities	-	32,491.2	32,491.2	(165.5)	-	32,325.7
Chilean financial institutions	77.9	35,615.8	35,693.7	11.3	0.3	35,705.3
Other investments within Chile	-	26,352.2	26,352.2	63.3	-	26,415.5
Investments abroad	8,654.5	60,766.4	69,420.9	(114.6)	5.9	69,312.2
Corp Banca issued mortgage notes	7,906.4	27,742.4	35,648.8	290.2	173.6	36,112.6
Total	16,638.8	260,959.5	277,598.3	126.8	179.8	277,904.9

* Classification according to issuers. This amount includes, in total, MCh$47,101.8 (MCh$65,540.4 in 2000), for securities sold under repurchase agreements.

** Permanent investments include securities whose adjustment to market value is charged to the "Fluctuation in value of financial investments" account, as described in Note 1h).

b. Other investments

	2001 MCh$	2000 MCh$
Assets received in lieu of payment or in foreclosure (*)	9,143.6	3,317.3
Other investments and assets for leasing	6,552.6	5,534.1
Total	15,696.2	8,851.4

(*) Assets received in settlement are included net of allowances for MCh$212.0 at December 31, 2001 (MCh$490.8 in 2000). The amount shown on the balance sheet corresponds to the estimated realizable value of these assets taken as a whole.

In addition to assets received in lieu of payment or in foreclosure, there are other assets that were written-off and have not been disposed of. These written-off assets are estimated to realize about MCh$55.0.

8. MATURITIES OF ASSETS AND LIABILITIES

a. Maturities of loans and financial investments

The information below shows loans and investments classified in accordance with the remaining term until maturity. The balances, which include interest accrued at December 31, 2001 and 2000, are as follows:

a. December 31, 2001:

	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 6 years MCh$	Due after 6 years MCh$	Total MCh$
LOANS (1):					
Commercial loans and others	664,730.5	168,124.0	127,960.3	111,238.7	1,072,053.5
Mortgage loans	3,596.6	7,050.2	10,459.2	36,098.8	57,204.8
Consumer loans	60,020.2	67,204.0	23,641.2	212.5	151,077.9
OTHER LOAN OPERATIONS:					
Loans to other financial institutions	26,015.3	-	-	-	26,015.3
Securities purchased under resale agreements	7,024.0	-	-	-	7,024.0
FINANCIAL INVESTMENTS:					
Permanent investment portfolio (2)	-	1,416.3	19,351.2	27,730.6	48,498.1
Non-permanent investment portfolio (3)	221,587.6	-	-	-	221,587.6

At December 31, 2000:

	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 6 years MCh$	Due after 6 years MCh$	Total MCh$
LOANS (1):					
Commercial loans and others	586,233.6	135,668.3	95,440.7	79,295.7	896,638.3
Mortgage loans	2,958.9	6,887.3	9,443.0	30,739.0	50,028.2
Consumer loans	72,047.3	63,278.3	23,128.2	31.9	158,485.7
OTHER LOAN OPERATIONS:					
Loans to other financial institutions	15,472.2	-	-	-	15,472.2
Securities purchased under resale agreements	2,387.7	-	-	-	2,387.7
FINANCIAL INVESTMENTS:					
Permanent investment portfolio (2)	590.7	1,277.5	11,139.9	3,630.7	16,638.8
Non-permanent investment portfolio (3)	261,086.3	-	-	-	261,086.3

(1) Includes only those loans outstanding at year-end that mature within the indicated periods. Consequently, contingent loans and loans transferred to the past-due portfolio, as well as delinquent loans that have not been transferred to the past-due portfolio amounting to MCh$9,157.7 (MCh$11,286.2 in 2000) of which MCh$5,213.2 (MCh$5,885.6 in 2000) were delinquent less than 30 days, have been excluded.

(2) Includes notes from the permanent investment portfolio as described in note 1h, but does not include adjustments to market value or non-transferable securities.

(3) Includes all other financial investments, with adjustments to market value.

b. Maturities of deposits, borrowings and other liabilities

The information detailed below shows deposits, borrowings and other liabilities in accordance with the remaining term until maturity. Balances include interest accrued at December 31, 2001 and 2000.

At December 31, 2001:

	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 6 years MCh$	Due after 6 years MCh$	Total MCh$
DEPOSITS AND OTHER LIABILITIES (*)					
- Time and demand deposits	970,864.4	11,691.4	2,612.0	950.3	986,118.1
- Other term liabilities	242.0	575.9	177.2	5.3	1,000.4
- Securities sold under repurchase agreements	51,344.2	-	-	-	51,344.2
- Mortgage notes	17,332.0	31,447.6	48,983.2	91,192.7	188,955.5
BONDS	851.0	17,589.6	8,025.7	32,960.6	59,426.9
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:					
- Lines of credit for renegotiations	2.9	6.7	10.6	18.8	39.0
- Other Banco Central de Chile borrowings	186.1	372.1	298.1	-	856.3
- Domestic borrowings	65,951.0	-	-	-	65,951.0
- Foreign borrowings	61,781.8	1,893.5	946.8	-	64,622.1
- Other borrowings	4,791.4	7,176.1	3,170.5	3,958.3	19,096.3

At December 31, 2000:

	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 6 years MCh$	Due after 6 years MCh$	Total MCh$
DEPOSITS AND OTHER LIABILITIES (*)					
- Time and demand deposits	871,506.6	4,944.9	2,520.9	577.3	879,549.7
- Other term liabilities	353.3	585.2	76.8	12.0	1,027.3
- Securities sold under repurchase agreements	68,098.3	-	-	-	68,098.3
- Mortgage notes	14,584.3	26,864.3	41,325.4	72,593.9	155,367.9
BONDS	735.9	14,377.8	7,448.4	34,330.0	56,892.1
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:					
- Lines of credit for renegotiations	3.2	7.2	11.3	20.3	42.0
- Other Banco Central de Chile borrowings	290.2	551.2	551.2	-	1,392.6
- Domestic borrowings	53,917.6	-	-	-	53,917.6
- Foreign borrowings	31,471.6	1,730.1	1,730.1	-	34,931.8
- Other borrowings	9,684.3	9,368.7	3,589.6	301.8	22,944.4

(*) Excludes all demand obligations, savings accounts and contingent liabilities.



CORPBANCA

10. FOREIGN CURRENCY POSITION

The balance sheet includes assets and liabilities that are denominated in foreign currency or are indexed to changes in exchange rates. These amounts are summarized below:

	Payable in:					
	Foreign currency		Chilean Pesos *		Total	
	2001	2000	2001	2000	2001	2000
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS:						
Liquid assets	45,650.6	23,468.9		-	45,650.6	23,468.9
Loans	268,881.3	209,126.5	45,404.3	48,502.2	314,285.6	257,628.7
Contingent loans	54,888.6	46,819.2	35.7	45.4	54,924.3	46,864.6
Financial investments:						
Domestic	146,970.8	78,448.5	27,883.5	121,793.0	174,854.3	200,241.5
Foreign	9,983.3	38,964.7	-	-	9,983.3	38,964.7
Other assets	135,603.1	75,295.4		-	135,603.1	75,295.4
Total assets	661,977.7	472,123.2	73,323.5	170,340.6	735,301.2	642,463.8
LIABILITIES:						
Time and demand deposits	238,043.7	164,319.8	1,219.1	1,197.6	239,262.8	165,517.4
Contingent liabilities	55,729.0	49,623.9			55,729.0	49,623.9
Liabilities with Banco Central de Chile	-				-	-
Liabilities with domestic banks	-	1,913.4	4,464.2	22,353.5	4,464.2	24,266.9
Obligation with foreign banks	97,639.9	56,594.8	76.4	156.7	97,716.3	56,751.5
Other liabilities	338,210.5	359,892.2		-	338,210.5	359,892.2
Total liabilities	729,623.1	632,344.1	5,759.7	23,707.8	735,382.8	656,051.9

* Corresponds to operations denominated in foreign currencies and payable in Chilean pesos or operations that are indexed to changes in the exchange rate.

11. TRANSACTIONS WITH DERIVATIVE INSTRUMENTS

Transactions related to derivative products outstanding at December 31, 2001 and 2000 are summarized below:

a. Currency contracts

	Number of Transactions		Contract amounts			
			Up to 3 Months		Over 3 months	
Type of future operation	2001	2000	2001	2000	2001	2000
			ThUS$	ThUS$	ThUS$	ThUS$
Domestic market:						
- Foreign currency forwards	145	86	23,581	8,360	423,115	356,200
Foreign market						
- Foreign currency forwards	4	-	-	-	3,128	-

The amount refers to either the US dollar futures bought or sold, or the equivalent in US dollars of foreign currency futures bought or sold, as appropriate. The terms correspond to the duration of the contracts from the transaction date.

b. Contracts on the value of some authorized readjustment index (ARS) and interest rates in Chilean pesos.

	Number of Transactions		Contract amounts			
			Up to 3 Months		Over 3 months	
Type of future operation	2001	2000	2001	2000	2001	2000
			Mch$	Mch$	Mch$	Mch$
Forward in UF/Pesos purchased	2	-	1,626.3	-	-	-
Contracts on UF interest rates sold at a fixed rate	1	-	-	-	650.5	-

12. CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a. Commitments and responsibilities recorded in memorandum accounts:

At December 31, 2001 and 2000, the Bank had recorded the following commitments and responsibilities in memorandum accounts:

	2001 MCh$	2000 MCh$
Securities held in custody	592,484.5	440,385.7
Guarantees given by the Ban	134,656.3	104,270.2
Loans approved but not disbursed	76,003.9	74,907.9
Collections from abroad	26,003.5	25,091.2
Local collections	45,320.8	13,373.5
Contracts given as guarantees for Corfo loans	145.2	250.2

The above summary lists only the principal balances. Contingent loans and liabilities are presented in the balance sheet.

b. Pending lawsuits:

At December 31, 2001 and 2000, there were lawsuits pending against the Group relating to loans and other matters. In the opinion of the Bank's legal counsel, these lawsuits should not result in significant losses for the Group.

Before the Fifth Criminal Court of Santiago, in the case of Fraud N°149913-7, by the virtue of criminal complaint in preliminary stage filed by Banco del Estado de Chile, and in which the indirect subsidiary Corp Corredores de Bolsa S.A. is involved for US$66 (that Concepción S.A. Corredores de Bolsa S.A. had acquired from its original beneficiary, as it was considered corpus delicti"). The aforementioned time deposits is entirely provided for in the financial statements of the Company.

c. Other liabilities:

- Corp Banca is entitled to transfer to its clients the obligations arising from deferred customs duties related to the import of assets for lease. These transfers require the authorization of the customs authorities. At December 31, 2001, Corp Banca had transferred to its clients deferred customs duties obligations amounting to MCh$1,764.5 (MCh$671.4 in 2000).
- At December 31, 2001, leasing contracts signed, but for which assets have not yet been delivered, amounted to MCh$5,764.9 (MCh$6,320.9 in 2000).
- In order to comply with Articles N°30 and 31 of Law N°18,045 (the Securities Market Law), the indirect subsidiary Corp Corredores de Bolsa S.A. has obtained an insurance policy from Compañía de Seguros de Crédito Continental S.A. to ensure proper and full compliance with all its obligations derived from its stockbrokerage operations for the benefit of its current o future brokers. In relation to the above, the Santiago Stock Exchange was named as the representative of beneficiary creditors. Such guarantee amounts to UF4,000, expires on April 22, 2002.

On May 31, 2001, four insurance policies were contracted with Compañía de Seguros Generales Cruz del Sur S.A. The first one is to cover potential employee infidelity, covering ThUS$1,000; the second one is for insurance for transport of securities covering UF3,832; the third one is for commercial robbery insurance covering UF1,000; and the last one is for fire insurance covering UF1,000. The exping date of these policies is May 31, 2002, and the direct beneficiary is the subsidiary Corp Corredores de Bolsa S.A.

On May 31, 2001, an insurance policy was contracted with CHUBB de Chile Compañía de Seguros Generales S.A., in order to cover potential employee infidelity for ThUS$1,200 and its exping date is May 31, 2002. The direct beneficiary is Corp Administradora de Fondos Mutuos S.A.

In order to comply with article 58 letter d) of DFL 251 of 1931, which states that insurance brokers should contract insurance policies as determined by the Superintendency in order to carry out their activities and to respond and comply with all obligations arising from activities and, specially for damages that insureds can suffer through their broker. Corp Corredores de Seguros S.A. contracted the following policies with Seguros Chilena Consolidada which are in force from April 15, 2001 to April 14, 2002:

Policy N°	Risk insured	Insured amount UF
1608111	Civil responsibility	60,000
1608154	Guarantee	500

13. COMMISSIONS

Commission Income and expense shown on the statements of Income correspond to the following:

Commissions earned or paid:

	Income		Expenses	
	2001	2000	2001	2000
	MCh$	MCh$	MCh$	MCh$
Checking accounts	4,908.0	5,493 1	22.8	.
Remuneration and commissions from mutual funds	3,060 5	2,838.5	128 4	.
Commissions -- agreements	1,716.6	939 0	.	.
Credit cards	1,597 5	1,699.8	1,270 6	1,047.0
Letters of credit, guarantees, pledges and other contingent loans	1,485 0	1,437.4	85 3	137.4
Automatic teller cards	1,067.9	1,161 9	16.8	17 0
Insurance brokerage	1,053 4	800.9	..	.
Lines of credit	839.6	1,161 4	.	.
[illegible] service	554 5	716.9	275 6	.
[illegible]ng operations	444.3	..	.	.
Commissions on loan operations	401 4	68.4	..	.
Collection of documents	298.2	364 0	21 0	36 9
Commissions from stock exchange operations	133.7	79 6	0 2	99 1
Stocks exchange rights	26.2	26 1	27 0	54 5
Commissions of trust and custody	15.5	14 0	.	
Agreements with social security entities	11		1 6	11 5
Other	778.0	656 0	56 5	110 5
Total	18,380.3	17,457.0	1,905.8	1,513.9

The commissions earned on mortgage instrument operations are included in "interest and indexation Income" in the Income statement

14 NON OPERATING EXPENSES

The detail of non operating expenses is as follows:

	2001	2000
	MCh$	MCh$
Amortization of negative goodwill paid on acquisition of Financiera Condell S A.	3,465.7	3,502 4
Amortization of negative goodwill paid on acquisition of loan portfolio of Corfinsa	1,055 2	1,091.5
Amortization of negative goodwill from investments in companies	120.8	121.1

15. INCOME TAXES AND DEFERRED TAXES

a. Income taxes

The First Category Income Tax provision amounting to MCh$526.9 (MCh$362.2 in 2000) was accrued by the Bank's subsidiaries. At December 31, 2001 and 2000, the Bank did not accrue First Category Income Tax as it had losses for tax purposes. These losses may be carried forward indefinitely and offset against future taxable income.

b. Deferred taxes

As described in Note 1 m), the Bank applied accounting criteria of the Technical Bulletin N°60 of the Colegio de Contadores de Chile A.G. and its complements. In accordance with Technical Bulletin N°71 of the Colegio de Contadores de Chile A.G., from 2001 deferred taxes are accounted for applying the income tax rate for the year in which the corresponding temporary difference will reverse.

Deferred taxes arising from temporary differences are as follows:

	Balances at		Balances at	
	01-01-2001	12-31-2001	01-01-2000	12-31-2000
	MCh$	MCh$	MCh$	MCh$
	(historical)			
Debit differences:				
Tax loss	23,475.1	15,032.7	26,217.2	24,202.8
Loan portfolio-overall provision	3,109.8	4,103.8	3,067.4	3,169.3
Unearned price difference	111.1	2,344.1	-	-
Suspended accrual of interest	473.6	438.2	430.4	488.3
Other provisions	784.0	465.6	696.3	801.5
Other	175.9	226.2	134.1	181.3
Subtotal	28,129.5	22,610.6	30,545.4	28,843.2
Balance complementary accounts	(23,516.7)	(15,053.3)	(26,985.2)	(24,216.0)
Net difference	4,612.8	7,557.3	3,560.2	4,627.2
Credit differences:				
Fixed asset depreciation	(764.0)	(230.0)	(764.5)	(787.3)
Others	461.3	(97.0)	(349.6)	541.7
Subtotal	(302.7)	(327.0)	(1,114.1)	(245.6)
Balance complementary accounts	503.9	139.1	895.6	519.5
Net difference	201.2	(187.9)	(218.5)	273.9

The effect of tax expense during each year is as follows:

Item	2001 MCh$	2000 MCh$
Current tax expense	(526.9)	(362.2)
Effect due to assets or liabilities for deferred taxes of year	(5,543.2)	(833.7)
Effect due to amortization of complementary accounts of assets and liabilities for deferred taxes of the year	8,098.6	2,393.1
Valuation provision	(1,389.2)	230.2
Other	(172.3)	-
Total	467.0	1,427.4

16. EXPENSES AND REMUNERATION OF DIRECTORS

As agreed at the Shareholders' Meeting, during 2001 and 2000 no remuneration was paid to the Board of Directors.

17. SUBSEQUENT EVENTS

From January 1, to January 16, 2002, there have been no subsequent events that would materially affect the financial statements.

Carlos Opazo Lara
Accounting Manager

General Manager